Form 10-K, Exhibit 13
period 1993-12-31
VANGUARD REAL ESTATE FUND I /MA/
filed 1994-03-30
CIK 801124

                                                                        VANGUARD
                                                              REAL ESTATE FUND I

                                                              ANNUAL REPORT 1993



                                    [PHOTO -- SEE EDGAR APPENDIX]

                               CHAIRMAN'S  LETTER

[PHOTO OF JOHN C. BOGLE -- SEE EDGAR APPENDIX]

FELLOW SHAREHOLDER:



Amid some encouraging signs of improvement in the nation's real estate markets, Vanguard Real Estate Fund I enjoyed a year of relative stability in 1993. The cash flow on the Fund's holdings held up, and in fact increased modestly, and the appraised valuations of our overall portfolio remained steady. As a result, the Fund provided a reasonable return to shareholders during the year. The Fund also made a special return of capital distribution at year-end in the amount of $1.00 per share, signaling the commencement of the liquidation phase of the Fund's life cycle, as planned at the time of our original offering.

FINANCIAL RESULTS

The Fund's net income amounted to $.30 per share in 1993, which compares favorably to $.12 per share in 1992 when we had a higher provision for possible losses.
         Funds from operations--which adds back to net income amortization, depreciation and provisions for losses--gives a better indication of the cash actually generated by our property portfolio. This measure was $.69 per share in 1993, slightly improved over the $.67 per share of 1992.
         During December 1993, the Fund made its fourth distribution of the year, in the amount of $1.24 per share. This payment consisted of three distinct pieces: (1) the regular quarterly $.15 distribution; (2) a year-end "extra" of $.09; and (3) a special return of capital distribution of $1.00. This special distribution of $1.00 per share--representing most of the proceeds from the liquidation of our Carmel investment--has the effect of lowering our book value per share, and our estimated fair value per share. It will also reduce our ability to earn as high a level of income during 1994 and subsequent years. All of the Fund's distributions for 1993--totaling $1.69 per share--qualify as a non-taxable return of capital (accordingly, taxable shareholders should reduce their cost basis in the Fund's shares by the total amount of the distributions).

PORTFOLIO ACTIVITY

The Fund benefited during the year from high occupancy in most of its properties, and from higher rental rates on our Seattle Industrial Properties. The Fund's occupancy level is now 99% on its commercial properties and 93% on its one apartment complex. The table on page 4 provides a summary of the Fund's holdings.
         As noted above, the Fund's Adviser, Aldrich, Eastman & Waltch, L.P.
(AEW), completed important dispositions of two problem properties during the year. In the case of Citadel II, our office building in the Orlando, Florida area, the value of the property had fallen well below the amount owed on the mortgage on the property and the property did not generate enough cash flow to meet the payments on the mortgage. As a result, AEW recommended that it was in the best interests of the

Fund to liquidate its holding by transferring title to the mortgage lender. In all frankness, this investment, made in 1988, proved to be a very poor one for the Fund. The growth prospects for the Orlando airport area did not materialize as AEW had expected, and we incurred a capital loss of $6.4 million over our holding period.
         The second disposition was the settlement of our loan on the Carmel Office Park in North Carolina at a discount to our original loan amount. The loss of approximately $3.4 million on this property investment was a bitter pill to swallow, but conditions in the market had deteriorated to the point that AEW believed the settlement offer, at a level above AEW's estimate of the property's value, was the best course of action. In spite of the capital loss, the Fund earned a moderate positive return on this investment as income over the holding period exceeded the capital decline.
         Having dealt with the most difficult issues, the portfolio of investments that remains appears to be in reasonable shape. During 1994, AEW expects to resolve some issues with our Sheffield Forest apartment complex mortgage loan by taking control of the property and concentrating on improving its rental income stream. We do not anticipate significant change in the other properties during 1994. The portfolio is discussed in more detail in the Adviser's report beginning on page 4.

MEASURES OF VALUE

At the end of each year, we obtain independent appraisals of the value of each of our properties. We then report to you an appraised value per share figure that reflects the lower of the appraiser's and AEW's estimates. On this basis, the estimated fair value per share at the end of 1993 was $7.15, or about one percent less than the comparable level of $7.23 ($8.23 less the $1.00 special return of capital) reported last year.
         For the first time, there is a substantive difference in the opinions of AEW and the appraisers, with AEW's estimate stated approximately 8% lower than the appraisers'. This discrepancy illustrates that valuations are only estimates of worth; the only true test of value is eventual sale of the properties. (Please note that these valuations are quoted before the deduction of the costs that may be incurred in the disposition of the properties.)
         The Fund's share price on the American Stock Exchange showed substantial improvement over the course of the year. The last trade of 1993 was completed at $7.38 per share, a level equivalent to $8.38 per share after adjusting for 1993's year-end $1.00 return of capital distribution. This adjusted figure compares to $6.38 per share at year-end 1992. The increase in the Fund's share price of +31% (excluding dividends) was consistent with the rally in REIT stock prices during the past year. The NAREIT Index increased 10.6% in 1993. Since the secondary market share price is approximately equal to the Fund's appraised market value, we have discontinued the share repurchase program for the time being.

LONGER-TERM PERFORMANCE

The Fund has now completed six and a half years of operations. The chart at the top of the next page shows the Fund's total return (dividend income plus change in appraised value per share) compared to the total return of the Russell-NCREIF Index, the most widely used measure of real estate performance, for each of the six full years of our operations. As the chart shows, it has been a period of low returns for real estate as an asset class. In particular, the years from 1990 to 1993 have been very difficult. The Fund has not been exempt from "slings and arrows" of the worst real estate markets since the 1930s, but has in most years outperformed the Index. This result is even more significant when you consider that the Fund's return is computed net of all expenses, while the return for the Index is calculated prior to deducting managers' fees.

[TOTAL RETURN BAR CHART -- SEE EDGAR APPENDIX]

LOOKING AHEAD

As discussed in our Adviser's report in more detail, there are some positive indicators in the nation's real estate markets. Economic growth has picked up somewhat (real GDP growth of 2.8% in 1993), increasing the level of employment. With new commercial construction declining dramatically over the last several years, vacancy rates have inched down, but remain near historically high levels.
         Reflecting, at least in part, growing optimism about real estate, REIT prices rallied and record numbers of newly established REITs were offered during the past year. The primary appeal of real estate to most investors today is the high yield offered relative to competing asset classes, such as stocks, bonds, and money market investments. As you know, yields on each of these securities markets investments have declined to low levels not seen since the 1960s (2.7% for stocks, 6.3% for long-term U.S. Treasury bonds, and 3.2% for short-term U.S. Treasury bills). By contrast, the yield of the average REIT is 7.3%. The valuations for the Fund's properties are estimated on average "cap" rates (essentially current yields before Fund expenses) of approximately 10%.
         Of course, the risk in real estate today is that the income stream on which the yield is quoted may be jeopardized by the ongoing problem of excess supply of available space. Some markets continue to face downward rental pressures, while other markets have seen some firming in rental rates.
         Our Portfolio remains well leased, and our exposure to lease rollover is quite modest during 1994, so we would expect the income from our remaining properties to be steady. However, due to the return to shareholders of a significant amount of our capital (17%), the Fund's operating cash flow is expected to be reduced from 1993's level.
         As you recall, Vanguard Real Estate Fund I was designed to be liquidated between the seventh and twelfth years of operation. This liquidation process effectively began in 1993 with the disposition of two property investments. As a result, our portfolio is now more concentrated, comprising just five properties. Our challenge is to manage these properties effectively to maximize income while also seeking, in the years ahead, the best opportunities to liquidate the Fund's investments and return capital to investors. We will keep you informed of our progress in this endeavor.


Sincerely,


/S/ JOHN C. BOGLE
- -----------------------
John C. Bogle
Chairman of the Board

January 14, 1994

                       REPORT FROM THE INVESTMENT ADVISER

REAL ESTATE MARKET OVERVIEW

Evidence continues to mount that the worst of the current downturn in commercial real estate is over. However, while economic fundamentals are slowly improving, the basic problem confronting real estate investors persists: significant over-supply with little or no demand growth. Our analysis suggests that average building net operating income (NOI) continues to deteriorate or remain flat, reflecting both continued high vacancy and lease rollover. In our view, there can be no overall improvement in property values until NOI begins to rise, and NOI will not improve until the current tenant turnover cycle has been completed. Despite the prolonged downturn in the nation's real estate markets, many tenants are still re-leasing, albeit at lower rates, as their current leases come due.
         Nonetheless, there are signs of improvement. Aggregate new construction remains significantly below levels recorded over the past twenty years, permitting limited absorption of existing space and some reduction in vacancy rates, particularly in the office and industrial sectors. Job growth should bring additional improvement in many markets.

PORTFOLIO OVERVIEW

One of our key objectives during 1993 has been to maintain high occupancy throughout the portfolio, and we have been largely successful in this area. Relative to year-end 1992, occupancy has improved at Plaza del Amo (from 94% to 98%) and Oakcreek Village (from 95% to 96%) and remained stable at Seattle Industrials and Minnesota Portfolio (both at 99%) and at Sheffield Forest (93%). Occupancy at all properties is equal to or above market averages. Net operating income was substantially in line with our 1993 budget projections at all properties except Sheffield Forest, which suffered from lower-than-expected rents and higher-than-expected tenant turnover.

VALUATION

Partially as a result of continued strong occupancy, the value of the Fund's assets remained stable during the year. As is our practice, AEW completed a thorough review of the valuation of each asset during the third quarter of the year, and independent appraisals were completed prior to year-end. The appraisal results reflected increases of 1% to 4% in the value of four of the Fund's five assets. Nonetheless, based on AEW's analyses, we have not reflected these increases in our estimates of value pending further stabilization of market conditions. With regard to Sheffield Forest, both AEW's analysis and that of the independent appraiser reflected a decline of approximately 10% in the property's fair market value. This is attributable to continued declines in rent levels in this highly competitive market.



===============================================================================================================
                          PROPERTY                                DECEMBER 31, 1993     DECEMBER 31, 1992
PROPERTY                  TYPE           INVESTMENT TYPE           OCCUPANCY RATE        OCCUPANCY RATE
- ---------------------------------------------------------------------------------------------------------------
1. PLAZA DEL AMO          Retail         Shared-Appreciation             98%                   94%
                                         Wraparound Mortgage
- --------------------------------------------------------------------------------------------------------------

2. OAKCREEK VILLAGE       Retail         Direct Ownership                96%                   95%
- --------------------------------------------------------------------------------------------------------------

3. SEATTLE INDUSTRIAL     Industrial     Direct Ownership                99%                   99%
   PARKS
- --------------------------------------------------------------------------------------------------------------

4. MINNESOTA PORTFOLIO    Office         Direct Ownership                99%                   99%
- --------------------------------------------------------------------------------------------------------------

5. SHEFFIELD FOREST       Residential    Participating Shared-           93%                   93%
   APARTMENTS                            Appreciation Mortgage
==============================================================================================================


PROPERTY HIGHLIGHTS

The Fund's fee-owned properties continued to generate a strong level of current income during the year. At Oakcreek Village (Durham, North Carolina), year-end occupancy was 96%. The 7,500-square-foot expansion of the center's anchor tenant opened in October, and initial sales results are encouraging. Seattle Industrials and the Minnesota Portfolio were 99% leased throughout the year. Lease rollover exposure is very limited at all three of these properties during 1994.
         The borrower at Plaza del Amo (Torrance, California) continued to meet all debt service obligations to the Fund during 1993. Despite the continuing recession in southern California, the borrower has been very effective in keeping the center well-leased, and year-end occupancy was 98%. Competition for tenants has continued to push down rent levels, however, resulting in an operating deficit over the past twelve months. Because the borrower has considerable equity to protect in the property, we anticipate the borrower will continue to fund these deficits while seeking an appropriate buyer for the center.
         The performance of Sheffield Forest (Silver Spring, Maryland) did not meet our expectations during the year, as the property continued to operate at a loss. We are currently negotiating with the borrower to take title to the property early in 1994. The borrower has lacked the capital to maintain the property adequately or to sustain an aggressive marketing campaign. While market conditions are competitive, we are confident that stronger management will have a substantial positive effect on operating performance.

Sincerely,

Aldrich, Eastman & Waltch, L.P.

January 14, 1994

                                 BALANCE SHEETS


                                                                              December 31, 1993   December 31, 1992
ASSETS                                                                              (000)               (000)*
                                                                                 ------------        ------------
Investments in Real Estate:--
  Direct Ownership Investments:
    Land    . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      $12,790             $ 16,090
    Buildings and Improvements    . . . . . . . . . . . . . . . . . . . . . .       31,432               47,532
                                                                                 ------------        ------------
                                                                                    44,222               63,622
    Less--Accumulated Depreciation    . . . . . . . . . . . . . . . . . . . .        4,789                5,862
                                                                                 ------------        ------------
                                                                                    39,433               57,760
  Mortgage Loans Receivable   . . . . . . . . . . . . . . . . . . . . . . . .       10,646               10,646
  In-Substance Foreclosed Assets  . . . . . . . . . . . . . . . . . . . . . .       17,192               31,386
                                                                                 ------------        ------------
                                                                                    67,271               99,792
  Less: Allowance for Possible Losses   . . . . . . . . . . . . . . . . . . .        2,410                7,248
                                                                                 ------------        ------------
  Net Investment Portfolio  . . . . . . . . . . . . . . . . . . . . . . . . .       64,861               92,544
Marketable Securities--REMICs . . . . . . . . . . . . . . . . . . . . . . . .        1,684                   --
Short-Term Investments:
  Vanguard Money Market Reserves-Prime Portfolio
    (2,482,738 and 2,362,508 shares, respectively   . . . . . . . . . . . . .        2,483                2,363
  Temporary Cash Investments    . . . . . . . . . . . . . . . . . . . . . . .        6,000                6,003
Other Assets  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        1,897                3,949
                                                                                 ------------        ------------
TOTAL ASSETS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      $76,925             $104,859
                                                                                 ============        ============

LIABILITIES AND SHAREHOLDERS' EQUITY
Mortgage Loans (including current portion of $93 and $170,
  respectively)   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      $ 2,477             $ 14,404
Due to Affiliates   . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          149                  285
Other Liabilities   . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          558                  628
                                                                                 ------------        ------------
TOTAL LIABILITIES   . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        3,184               15,317
                                                                                 ------------        ------------
Shares of Beneficial Interest, without par value, unlimited shares
  authorized    . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       80,608               99,747
Accumulated Distributions in Excess of Net Income   . . . . . . . . . . . . .       (6,867)             (10,205)
                                                                                 ------------        ------------
TOTAL SHAREHOLDERS' EQUITY  . . . . . . . . . . . . . . . . . . . . . . . . .       73,741               89,542
                                                                                 ------------        ------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY  . . . . . . . . . . . . . . . . .      $76,925             $104,859
                                                                                 ============        ============

The accompanying notes are an integral part of these statements.

*Certain amounts have been reclassified to comform to current year presentation.

                            STATEMENTS OF OPERATION


                                                                          Year Ended December 31,
                                                                 1993               1992                 1991
REAL ESTATE INCOME                                              (000)              (000)                (000)
                                                             ----------         ----------           ----------
Rental Income   . . . . . . . . . . . . . . . . . . . . . .      $7,517             $7,588               $7,560
Mortgage Interest Income  . . . . . . . . . . . . . . . . .       1,279              1,106                2,170
Net Income from In-Substance Foreclosed Assets  . . . . . .       2,499              3,137                2,119
                                                             ----------         ----------           ----------
                                                                 11,295             11,831               11,849
                                                             ----------         ----------           ----------
REAL ESTATE EXPENSES
Mortgage Interest Expense   . . . . . . . . . . . . . . . .       1,030              1,433                1,674
Real Estate Taxes   . . . . . . . . . . . . . . . . . . . .         823                887                  897
Property Operating Expenses   . . . . . . . . . . . . . . .       1,042              1,244                1,380
Depreciation and Amortization   . . . . . . . . . . . . . .       1,503              1,610                1,519
Provision for Possible Losses   . . . . . . . . . . . . . .       2,798              4,501                6,600
                                                             ----------         ----------           ----------
                                                                  7,196              9,675               12,070
                                                             ----------         ----------           ----------
INCOME (LOSS) FROM REAL ESTATE  . . . . . . . . . . . . . .       4,099              2,156                 (221)
INVESTMENT INCOME FROM SHORT-TERM
   INVESTMENTS    . . . . . . . . . . . . . . . . . . . . .         367                444                1,052
                                                             ----------         ----------           ----------
                                                                  4,466              2,600                  831
                                                             ----------         ----------           ----------
ADMINISTRATIVE EXPENSES
Investment Advisory Fee   . . . . . . . . . . . . . . . . .         421                470                  489
Administrative Fee  . . . . . . . . . . . . . . . . . . . .         350                380                  398
Other Administrative Expenses   . . . . . . . . . . . . . .         357                405                  432
                                                             ----------         ----------           ----------
                                                                  1,128              1,255                1,319
                                                             ----------         ----------           ----------
INCOME (LOSS) BEFORE NET GAIN ON SALES  . . . . . . . . . .
   OF INVESTMENTS   . . . . . . . . . . . . . . . . . . . .       3,338              1,345                 (488)
Net Gain on Sales of Investments  . . . . . . . . . . . . .          --                 --                  882
                                                             ----------         ----------           ----------
NET INCOME  . . . . . . . . . . . . . . . . . . . . . . . .      $3,338             $1,345                 $394
                                                             ==========         ==========           ==========
Weighted Average Number of Shares Outstanding   . . . . . .  11,039,590         11,176,864           11,339,668
                                                             ==========         ==========           ==========
Net Income Per Share:
   Income (Loss) Before Net Gain on Sales of Investments  .        $.30               $.12                $(.04)
   Net Gain on Sales of Investments   . . . . . . . . . . .          --                 --                  .07
                                                             ----------         ----------           ----------
Net Income Per Share  . . . . . . . . . . . . . . . . . . .        $.30               $.12                $(.03)
                                                             ==========         ==========           ==========
Ordinary Income Distributions Per Share   . . . . . . . . .          --               $.57                $(.29)
Return of Capital Distributions Per Share   . . . . . . . .       $1.69                .12                  .40
                                                             ----------         ----------           ----------
Total Distributions Per Share   . . . . . . . . . . . . . .       $1.69               $.69                $(.69)
                                                             ==========         ==========           ==========

The accompanying notes are an integral part of these statements.


                            STATEMENTS OF CASH FLOWS


                                                                           Year Ended December 31,
                                                                  1993               1992                 1991
CASH FLOWS FROM OPERATING ACTIVITIES                             (000)              (000)                (000)
                                                                --------           --------             --------
Real Estate Investments:
  Rental Income     . . . . . . . . . . . . . . . . . . . .     $ 7,564            $ 7,695              $ 7,500
  Mortgage Interest Income    . . . . . . . . . . . . . . .       3,896              4,221                4,184
  Mortgage Interest Payments    . . . . . . . . . . . . . .        (609)            (1,433)              (1,705)
  Operating Expense Payments    . . . . . . . . . . . . . .      (1,780)            (2,545)              (2,267)
                                                                --------           --------             --------
     Net Cash Provided by Real Estate
        Investments   . . . . . . . . . . . . . . . . . . .       9,071              7,938                7,712
Interest from Short-Term Investments  . . . . . . . . . . .         367                560                1,106
Administrative Expenses   . . . . . . . . . . . . . . . . .      (1,180)            (1,247)              (1,284)
                                                                --------           --------             --------
     Net Cash Provided by Operating Activities    . . . . .       8,258              7,251                7,534
                                                                --------           --------             --------
CASH FLOWS FROM INVESTING ACTIVITIES
Investments in Real Estate:
  Citadel II Purchase Price Adjustment    . . . . . . . . .          --                 --                   20
  Citadel III Partnership   . . . . . . . . . . . . . . . .          --                 --               (3,235)
  Mortgage Loans  . . . . . . . . . . . . . . . . . . . . .          --                (76)                  --
  Principal Repayments  . . . . . . . . . . . . . . . . . .          --                 90                   --
  Building Improvements   . . . . . . . . . . . . . . . . .        (360)              (430)                (613)
  Payoff from In-Substance Foreclosed Asset   . . . . . . .      13,500                 --                   --
  Transaction Fees    . . . . . . . . . . . . . . . . . . .        (270)                --                   --
  Sales of Investments    . . . . . . . . . . . . . . . . .          --                 --                8,789
  Marketable Securities Acquired  . . . . . . . . . . . . .     (15,846)                --                   --
  Marketable Securities Sold  . . . . . . . . . . . . . . .      13,713                 --                   --
  Principal Repayments on Marketable Securities   . . . . .         423                 --                   --
                                                                --------           --------             --------
     Net Cash Provided by (Used In) Investing Activities         11,160               (416)               4,961
                                                                --------           --------             --------
CASH FLOWS FROM FINANCING ACTIVITIES
  Mortgage Principal Payments   . . . . . . . . . . . . . .         (85)              (154)                (139)
  Investment Financing Fees and Costs   . . . . . . . . . .          --                 --                   (8)
  Repayment of Mortgage Loan    . . . . . . . . . . . . . .          --                 --               (4,200)
  Distributions Paid    . . . . . . . . . . . . . . . . . .     (18,629)            (7,694)              (7,805)
  Shares Repurchased  . . . . . . . . . . . . . . . . . . .        (587)            (1,263)              (1,262)
                                                                --------           --------             --------
     Net Cash Used in Financing Activities    . . . . . . .     (19,301)            (9,111)             (13,414)
                                                                --------           --------             --------
  NET INCREASE (DECREASE) IN CASH AND
        CASH EQUIVALENTS    . . . . . . . . . . . . . . . .         117             (2,276)                (919)
  CASH AND CASH EQUIVALENTS--BEGINNING
        OF YEAR   . . . . . . . . . . . . . . . . . . . . .       8,366             10,642               11,561
                                                                --------           --------             --------
  CASH AND CASH EQUIVALENTS--END OF YEAR    . . . . . . . .     $ 8,483            $ 8,366              $10,642
                                                                ========           ========             ========


  (continued on next page)

                                                                             Year Ended December 31,
                                                                   1993              1992                 1991
                                                                  (000)             (000)                (000)
                                                                  ------            ------               ------
RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY
  OPERATING ACTIVITIES:
  Net Income   . . . . . . . . . . . . . . . . . . . . . .        $3,338            $1,345               $3,394
  Adjustments to Reconcile Net Income to Net Cash Provided
        by Operating Activities:
     Property Depreciation and Amortization    . . . . . .         1,503             1,610                1,519
     Provision for Possible Losses   . . . . . . . . . . .         2,798             4,501                6,600
     Decrease in Deferred Rent Receivable    . . . . . . .            --               106                   66
     Increase in Deferred Mortgage Interest Receivable   .            --               (27)                (128)
     Net Gain on Sales of Investments  . . . . . . . . . .            --                --                 (882)
     Interest Payable Satisfied  . . . . . . . . . . . . .           421                --                   --
     Changes in Other Assets and Liabilities   . . . . . .           198              (284)                 (35)
                                                                  ------            ------               ------
NET CASH PROVIDED BY OPERATING ACTIVITIES   . . . . . . . .       $8,258            $7,251               $7,534
                                                                  ======            ======               ======


SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:

On September 1, 1993, the Fund ceded title to its Citadel II investment to the lender in full satisfaction of amounts due under the non- recourse mortgage loan secured by Citadel II. The excess of recorded assets over liabilities related to the investment were written off against the allowance for possible losses as follows (amounts in 000's):

      Land                                                    $ 3,300
      Building and Improvements (net of accumulated
        depreciation of $2,234)                                14,170
      Other Assets                                              1,337
                                                             --------
      Total Assets                                             18,807
                                                             --------
      Write-off to Allowance                                   (6,398)
                                                             --------
      Mortgage Loans                                           11,842
      Interest Payable                                            421
      Other Liabilities                                           146
                                                             --------
      Liabilities Satisfied                                   $12,409
                                                             ========


On July 30, 1993, the Fund accepted a discounted payoff on its mortgage loan secured by Carmel Executive Park. The excess of recorded assets over the payoff amount were written off against the allowance for possible losses as follows (amounts in 000's):

      In-Substance Foreclosed Asset                           $14,284
      Other Assets                                                184
      Write-off to Allowance                                   (1,238)
                                                             ========
      Payoff Amount, Net of Transaction Fee                   $13,230
                                                             ========

During the year, the Fund wrote-off fully depreciated tenant improvements of $56,000 related to its Seattle Industrial Park investment.

The accompanying notes are an integral part of these statements.

                 STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY


                                                                                    Undistributed
                                                                                     (Accumulated
                                                           Shares of                Distributions
                                                      Beneficial Interest           in Excess of)   Total Shareholders'
                                                     Number        Amount             Net Income            Equity
                                                                   (000)                (000)               (000)
                                                  -----------------------------------------------------------------
Balance: January 1, 1991  . . . . . . . . .       11,426,803     $108,183              $(2,307)            $105,876
Net Income for the Year   . . . . . . . . .                                                394                  394
Less Distributions:
  Ordinary Income   . . . . . . . . . . . .                                             (3,307)              (3,307)
  Return of Capital   . . . . . . . . . . .                        (4,498)                                   (4,498)
Shares Repurchased  . . . . . . . . . . . .         (179,825)      (1,447)                                   (1,447)
                                                  -----------------------------------------------------------------
Balance: December 31, 1991  . . . . . . . .       11,246,978      102,238               (5,220)              97,018
Net Income for the Year   . . . . . . . . .                                              1,345                1,345
Less Distributions:
  Ordinary Income   . . . . . . . . . . . .                                             (6,330)              (6,330)
  Return of Capital   . . . . . . . . . . .                        (1,364)                                   (1,364)
Shares Repurchased  . . . . . . . . . . . .         (159,100)      (1,127)                                   (1,127)
                                                  -----------------------------------------------------------------
Balance: December 31, 1992  . . . . . . . .       11,087,878       99,747              (10,205)              89,542
Net Income for the Year   . . . . . . . . .                                              3,338                3,338
Less Distributions:
  Return of Capital   . . . . . . . . . . .                       (18,629)                                  (18,629)
Shares Repurchased  . . . . . . . . . . . .          (67,900)        (510)                                     (510)
                                                  -----------------------------------------------------------------
Balance: December 31, 1993  . . . . . . . .       11,019,978     $ 80,608              $(6,867)            $ 73,741
                                                  =================================================================

The accompanying notes are an integral part of these statements.

                         NOTES TO FINANCIAL STATEMENTS

A. GENERAL DESCRIPTION: The Fund, a finite-life real estate investment trust, was organized on September 10, 1986, as a Massachusetts business trust that intends to continue to qualify as a real estate investment trust under the Internal Revenue Code of 1986. In accordance with the Fund's Declaration of Trust, the Fund: (i) is precluded from making any additional real estate investments after December 31, 1993; (ii) must distribute to shareholders proceeds received from sales of real estate investments after December 31, 1993; and (iii) intends to complete liquidation of real estate investments between 1994 and 1999.


B. The following significant accounting policies are in conformity with generally accepted accounting principles for real estate investment trusts. Such policies are consistently followed by the Fund in the preparation of financial statements. Certain prior year amounts have been reclassified to conform to current year presentation.

1. ORGANIZATION COSTS: Costs incurred in conjunction with the organization of the Fund were deferred and were amortized on a straight-line basis over a 60-month period from the date the Fund commenced operations.

2. INVESTMENTS IN REAL ESTATE: Real estate directly owned by the Fund is carried at cost. Major renovations are capitalized, and routine maintenance and repairs are charged to expense as incurred.
          The Fund holds a mortgage loan receivable accounted for as an in-substance foreclosure. In general, property is deemed to be an in-substance foreclosure when a debtor has little or no equity in the collateral and proceeds for repayment of the loan can be expected to come only from the sale or operation of the collateral. Although legal title to such property has not been obtained, the Fund is considered to have substantially the same risks and rewards as a mortgagee.

3. REVENUE RECOGNITION: Rental income is accrued as rents are due. For those operating leases that provide for rental concessions or fixed escalation increases, rental income is recognized on a straight-line basis over the term of the lease. For those operating leases that provide for reimbursement of expenses for real estate taxes, common area maintenance, utilities and insurance, income is recognized in the period in which the expenses are incurred.
          Mortgage interest income is recorded based on the annual effective yield of the respective loans. For mortgage loans treated for accounting purposes as in-substance foreclosures, revenue is recognized only to the extent of cash receipts.

4. ALLOWANCE FOR POSSIBLE LOSSES: An allowance for possible losses is provided for estimated losses based upon management's regular evaluation of the recoverability of each investment in the portfolio. Management's evaluation includes consideration of each investment's estimated remaining holding period. The allowance includes a provision to reduce the carrying value of a mortgage loan receivable, which has been determined to be an in-substance foreclosure for accounting purposes, to its estimated fair value minus selling costs.

5. DEPRECIATION: Depreciation on real estate owned is computed using the straight-line method over 40 years for buildings.

6. ACQUISITION COSTS: Costs incurred in conjunction with the acquisition of real estate investments are deferred and are amortized on a straight-line basis over the life of the loan for mortgage loan investments and the life of the property for equity investments.

7. SHORT-TERM AND MARKETABLE SECURITIES INVESTMENTS: Investments in marketable securities, including Vanguard Money Market Reserves-Prime Portfolio, are carried at the lower of cost or market. Temporary cash investments are carried at amortized cost, which approximates market value. The Fund's temporary cash investments are comprised of certificates of deposit at December 31, 1993.

8. CASH EQUIVALENTS: For purposes of the Statements of Cash Flows, the Fund considers all highly liquid short-term investments with original maturities of less than three months to be cash equivalents.

9. FEDERAL INCOME TAXES: It is the Fund's intention to continue to qualify as a real estate investment trust and distribute all of its taxable income. Accordingly, no provision for federal income taxes is required in the financial statements. Differences between net income determined in accordance with generally accepted accounting principles and taxable income before dividend distributions result primarily from timing differences relating to the accounting for the provision for possible losses, equity in net losses of joint venture, depreciation on tenant improvements, and certain rental income.
10. PER SHARE AMOUNTS: The calculation of the Fund's net income per share is based upon the weighted average number of shares outstanding during the year. Income and return of capital distributions per share represent actual distributions made during the year.


C. Under the terms of a contract expiring December 31, 1994, the Fund pays Aldrich, Eastman and Waltch, L.P. (the "Adviser") an annual investment advisory fee equal to .5% of the average fair market value of the Fund's real estate investments. The Fund also pays the Adviser investment transaction fees generally equal to 2% of the purchase price of, or the proceeds from, its real estate investment. The Fund incurred real estate investment transaction fees of $270,000 and $171,000 for the years ended December 31, 1993 and 1991, respectively. The Fund did not incur real estate investment transaction fees during the year ended December 31, 1992.

D. Under the terms of a contract expiring December 31, 1993, the Fund pays The Vanguard Group, Inc. (the "Sponsor") an administrative fee calculated at an annual percentage rate of the average fair market value of the Fund's real estate investments and temporary cash investments (excluding investments in Vanguard Money Market Reserves-Prime Portfolio). The administrative fee represents an effective annual rate of .4% for the years ended December 31, 1993, 1992, and 1991.

E. The Fund's wholly owned direct real estate investments consisted of the following:

                                  December 31, 1993                         December 31, 1992
                                   (In thousands)                             (In thousands)

                            ----------------------------              -----------------------------
                                     ACCUMULATED                               ACCUMULATED
DESCRIPTION                 COST    DEPRECIATION      NET             COST     DEPRECIATION     NET
- --------------              ----------------------------              -----------------------------

SHOPPING CENTER
Land                      $ 3,100      $    --     $ 3,100          $ 3,100     $    --       $ 3,100
Buildings and
  Improvements              8,098       (1,304)      6,794            7,804      (1,059)        6,745
                          -------      --------    -------          -------     --------      -------
                           11,198       (1,304)      9,894           10,904      (1,059)        9,845
                          -------      --------    -------          -------     --------      -------
INDUSTRIAL PARKS
Land                        8,250           --       8,250            8,250          --         8,250
Buildings and
  Improvements             14,844       (2,232)     12,612           14,887      (1,874)       13,013
                          -------      --------    -------          -------     --------      -------
                           23,094       (2,232)     20,862           23,137      (1,874)       21,263
                          -------      --------    -------          -------     --------      -------
OFFICE BUILDINGS
Land                        1,440           --       1,440            4,740          --         4,740
Buildings and
  Improvements              8,490       (1,253)      7,237           24,841      (2,929)       21,912
                          -------      --------    -------          -------     --------      -------
                            9,930       (1,253)      8,677           29,581      (2,929)       26,652
                          -------      --------    -------          -------     --------      -------
TOTAL                     $44,222      $(4,789)    $39,433          $63,622     $(5,862)      $57,760
                          =======      ========    =======          =======     ========      =======


F. The Fund's mortgage loans receivable and in-substance foreclosures consisted of the following:

                                                                                      (In thousands)
                           -------------------------------------------------------------------------

                                MATURITY       CALL      EFFECTIVE       PAY           DECEMBER 31,

DESCRIPTION                       DATE         DATE         RATE        RATE         1993         1992
- ---------------------------------------------------------------------------------------------------
PLAZA DEL AMO:
  shared-appreciation wrap-
  around mortgage loan            1997         1994        10.3%     9.7%-10.8%    $10,646      $10,646
CARMEL EXECUTIVE PARK:
  participating mortgage
  loan with purchase option       1998         1996        9.558%      9.558%           --       14,239(1)

SHEFFIELD FOREST APARTMENTS:
  participating shared-
  appreciation mortgage loan      1998         1994         n/a         8%-9%       17,192(1)    17,147(1)
                                                                                   -------      -------
TOTAL                                                                              $27,838      $42,032
                                                                                   =======      =======


    Upon repayment of the Plaza del Amo loan, the Fund is entitled to a share of the property's appreciation, if any, equal to 50% of Plaza del Amo's fair market value in excess of the original wraparound mortgage loan balance of $10.6 million.
    On July 30,1993, the Fund accepted a discounted payoff of $13,500,000 on its mortgage loan secured by Carmel. The loss resulting from this payoff was charged to the allowance for possible losses.
    The partnership that owns and operates Sheffield Forest Apartments funded, pursuant to a guarantee which expired on December 7, 1993, interest on the mortgage loan secured by the Sheffield property in excess of cash flow generated by the property during 1993. The Fund and the borrower have been unable to reach satisfactory restructuring terms on the loan, and the borrower has defaulted on the loan in January 1994 by making only a partial payment of its then-due interest installment. Accordingly, the Fund is presently pursuing foreclosure to take title to the property. A provision to reduce the carrying value of the Sheffield investment to its estimated fair value minus selling costs is included in the allowance for possible losses at December 31, 1993.
    In 1993, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 114 (SFAS 114), "Accounting by Creditors for the Impairment of a Loan." Adoption of SFAS 114 is required for the year beginning January 1, 1995. It requires that loans, such as the Fund's mortgage loan receivable classified as an in-substance foreclosed asset, if impaired, be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, or as a practical expedient, at the loan's observable market price or the fair value of the collateral. In 1992, the American Institute of Certified Public Accountants issued Statement of Position 92-3 (SOP 92-3), "Accounting for Foreclosed Assets," which requires that in-substance foreclosed assets be carried at the lower of estimated fair value minus selling costs or cost. Because the Fund already recognizes such reductions of value, if present, through its provision for possible losses, adoption of SOP 92-3 and SFAS 114 has not had, and is not expected to have, respectively, a significant effect on the Fund's financial position or results of operations.

(1) Classified as in-substance foreclosed assets.

G. Activity relating to the allowance for possible losses on real estate is as follows:


                                                                                  (In thousands)
                                                     --------------------------------------------------------------------------
                                                     DECEMBER 31, 1993           DECEMBER 31, 1992            DECEMBER 31, 1991
                                                     --------------------------------------------------------------------------
Balance--Beginning of Year                                $ 7,248                      $ 5,755                   $ 2,500
Provision for Losses                                        3,500                        4,501                     6,600
Amounts Charged Off                                          (702)                          (8)                   (3,345)
Write-down of In-Substance Foreclosed Assets                   --                       (3,000)                       --
Write-off--Carmel Executive Park                           (1,238)                          --                        --
Write-off--Citadel II                                      (6,398)                          --                        --
                                                          --------                     --------                  --------
Balance--End of Year                                      $ 2,410                      $ 7,248                   $ 5,755
                                                          ========                     ========                  ========


    Upon adoption of SOP 92-3, the Fund reclassified the amounts provided in the allowance for possible losses to reduce the carrying value of its in-substance foreclosed assets to their fair value minus selling costs from the allowance and recorded such amounts as a direct write-down of each of the in-substance foreclosed asset investments.


H.  The Fund's mortgage loans payable consisted of the following:

                                                                                  (In thousands)
                                                                         ---------------------------------
                                                                         DECEMBER 31,         DECEMBER 31,
DESCRIPTION                                                                  1993                 1992
- ----------------------------------------------------------------------------------------------------------
PLAZA DEL AMO:
  senior mortgage loans, secured by the shopping center, principal and interest payable over term
    10%, matures June, 2007                                                 $2,324              $ 2,403
    9.5%, matures June, 2007                                                   153                  158
CITADEL II OFFICE BUILDING:
  senior mortgage loan, secured by the office building,  principal and interest payable over term
    9.875%, matures November, 1997                                              --               11,843
                                                                            ------              -------
TOTAL                                                                       $2,477              $14,404
                                                                            ======              =======


    Scheduled principal payments for each of the next five years and thereafter are as follows:

Year Ending December 31,                    (In thousands)
                                           ---------------
1994                                            $   93
1995                                               102
1996                                               113
1997                                               125
1998                                               139
Thereafter                                       1,905
                                             -----------
TOTAL PRINCIPAL PAYMENTS                        $2,477
                                             ===========


I. In the first quarter of 1993, the Fund defaulted on its mortgage loan obligation secured by the Citadel II investment in Orlando, Florida. During the period of default, the net cash flow generated from the property's operations were remitted to the lender on a monthly basis, under terms of a cash flow agreement. Accordingly, the Fund did not realize any net income or receive any cash flow from the property during the default period. The Fund's Adviser had previously approached the lender in an effort to restructure the loan; however, a restructuring satisfactory to both the Fund and the lender could not be achieved. Accordingly, on September 1, 1993, the Fund ceded title of the property to the lender in full satisfaction of amounts due under the non-recourse mortgage loan obligation. Since the Citadel II investment had previously been written down to the remaining principal balance of the loan, no loss on this transaction was recognized in the year ended December 31, 1993.

J. For the Fund's wholly owned direct real estate investments, annual minimum future rentals to be received under operating leases in effect at December 31, 1993, are as follows:

Year Ending December 31,                    (In thousands)
                                             -----------
1994                                           $ 5,789
1995                                             5,473
1996                                             5,076
1997                                             3,270
1998                                             1,572
Thereafter                                       2,711
                                             -----------
TOTAL MINIMUM FUTURE RENTALS                   $23,891
                                             ===========

    Total minimum future rentals do not include contingent rentals under certain leases based upon lessees' sales volumes. Contingent rentals aggregating $37,000, $30,000, and $32,000 were received during 1993, 1992, and 1991, respectively. Certain leases also require lessees to pay all or a portion of real estate taxes and operating costs.

K. The following is a summary of the net assets and liabilities, and results of operations of Sheffield Forest Apartments, the property which underlies the Sheffield mortgage loan investment, in which the Fund has invested more than 10% of its net offering proceeds:


SHEFFIELD FOREST APARTMENTS

                                                    (In thousands)
BALANCE SHEETS                         OCTOBER 31, 1993         OCTOBER 31, 1992
- ---------------------------------------------------------------------------------
ASSETS
  Property and Equipment                  $ 10,615                  $11,016
  Due from Affiliate                         1,789                    2,016
  Other Assets                                 433                      448
                                          ---------                ---------
                                            12,837                   13,480
                                          ---------                ---------
LIABILITIES
  Mortgage Payable                          18,620                   18,479
  Accounts Payable                             303                       --
  Other Liabilities                             76                      250
                                          ---------                ---------
                                            18,999                   18,729
                                          ---------                ---------
NET LIABILITIES                            $(6,162)                 $(5,249)
                                          =========                =========


                                                    (In thousands)
                                                   FISCAL YEAR ENDED
STATEMENTS OF OPERATIONS               OCTOBER 31, 1993         OCTOBER 31, 1992
- ---------------------------------------------------------------------------------
REVENUE
  Rental Income                            $ 2,016                  $ 2,141
                                           --------                 --------
EXPENSES
  Mortgage Interest                          1,669                    1,661
  Operating                                    815                      663
  Depreciation and Amortization                447                      546
                                           --------                 --------
                                             2,931                    2,870
                                           --------                 --------
NET LOSS                                   $  (915)                  $ (729)
                                           ========                 ========

    Property and equipment are carried at cost at the date of acquisition by the mortgagor, net of accumulated depreciation. In addition, mortgage interest expense is determined based on the effective interest rate of the mortgage loan which exceeds the current cash payments by $92,000 for both 1993 and 1992, respectively.

L. During the fourth quarter of 1990, the Fund's Board of Trustees authorized the Fund to repurchase in the open market from time to time up to 500,000 of the Fund's outstanding shares. As of December 31, 1993, 413,725 shares have been repurchased at an aggregate cost of $3,134,000.

M.  The Fund's investment in marketable securities consisted of the following:

                                                                                 (In thousands)
                                                                       --------------------------------
DESCRIPTION (COST IN THOUSANDS)     STANDARD & POOR'S RATING           DECEMBER 31,       DECEMBER 31,
                                           (UNAUDITED)                     1993                1992
- -------------------------------------------------------------------------------------------------------
Resolution Trust Corporation (RTC)            AA                          $1,684                --
   Series 1992-C5, Class B REMIC
   6.9%, cost $1,698

    A valuation allowance of $14,000 was established, with a corresponding charge to net income, to reduce the carrying value of the security to its market value at December 31, 1993. During 1993, four other RTC REMIC securities were purchased and subsequently sold at a realized gain of $8,000. Such gain, determined based on the cost of the specific securities sold, is included in mortgage interest income for the year ended December 31, 1993.
    Statement of Financial Accounting Standards No. 115 (SFAS 115), Accounting for Certain Investments in Debt and Equity Securities, was issued by the Financial Accounting Standards Board in May 1993. SFAS 115, which addresses the accounting and reporting for investments in equity securities that have readily determinable fair values and all debt securities, must be adopted for the year beginning January 1, 1994. Adoption of SFAS 115 is not currently expected to materially affect the Fund's financial position or results of operations.

N. The unaudited quarterly results of operations for the years ended December 31, 1993, and 1992, are as follows:

                                    Quarter Ended                             Quarter Ended
(amounts in thousands,  Mar. 31,  Jun. 30,   Sep. 30,  Dec. 31,   Mar. 31,   Jun. 30,  Sep. 30,   Dec. 31,
except per share data)    1993      1993       1993      1993       1992       1992      1992       1991
- -----------------------------------------------------------------------------------------------------------
Real Estate and Short-
  term Investment
  Income                 $3,140   $ 3,228     $2,861     $2,433    $3,012     $3,171  $ 3,052      $3,040
                         =======  =======     =======    =======   =======    ======= =======      =======
Net Income (Loss)        $1,783   $  (239)    $   81     $1,713    $1,202     $1,384  $(2,646)     $1,405
Per Share                =======  =======     =======    =======   =======    ======= =======      =======
Net Income (Loss)        $  .16   $  (.02)    $  .01     $  .15    $  .11     $  .12  $  (.24)     $  .13
                         =======  =======     =======    =======   =======    ======= =======      =======


                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and Trustees of
Vanguard Real Estate Fund I

In our opinion, the accompanying balance sheets and the related statements of operations, changes in shareholders' equity and cash flows present fairly, in all material respects, the financial position of Vanguard Real Estate Fund I at December 31, 1993 and 1992, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Fund's management; our responsibility is to express an opinion on these statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICE WATERHOUSE                                Thirty South Seventeenth Street
                                                Philadelphia, Pennsylvania 19103
                                                January 27, 1994

                           SELECTED FINANCIAL DATA
                (amounts in thousands, except per share data)

The following table sets forth selected financial data for the Fund and should be read in conjunction with the financial statements included elsewhere herein.

                                                             Year Ended December 31,
RESULTS OF OPERATIONS:
                                      1993           1992           1991           1990           1989
                                    --------       --------       --------       --------       --------
 Real estate and short-term
   investment income  . . . . . .   $ 11,662       $ 12,275       $ 12,901       $ 13,343       $013,489
 Income (loss) from real estate        4,099          2,156           (221)         4,943          8,056
 Funds from operations (a)    . .      7,639          7,456          7,631          8,201          8,631
 Net income   . . . . . . . . . .      3,338          1,345            394          3,973          7,123
PER SHARE (b):
 Net income   . . . . . . . . . .   $    .30       $    .12       $    .03       $    .35       $    .62
 Income distributions   . . . . .        .00            .57            .29            .62            .60
 Return of capital distributions        1.69            .12            .40            .07            .08
 Total distributions    . . . . .       1.69            .69            .69            .69            .68
FINANCIAL POSITION:
 Real estate investments (c)  . .   $ 64,989       $ 92,940       $ 98,464       $112,914       $114,952
 Total assets   . . . . . . . . .     76,925        104,859        112,606        128,430        122,476
 Long-term obligations    . . . .      2,384         14,234         14,404         16,834          6,908
 Total liabilities    . . . . . .      3,184         15,317         15,588         22,554         12,635
 Total shareholders' equity   . .     73,741         89,542         97,018        105,876        109,841

(a) Funds from operations is calculated by adding back depreciation, amortization, and the Fund's provision for possible losses to income (loss) before net gain on sales of investments. Funds from operations should not be considered as an alternative to net income as an indicator of the Fund's operating performance or to cash flows as a measure of liquidity.
(b) Net income per share is calculated based upon the weighted average number of shares outstanding during the year. Income and return of capital distributions per share designations are made based on their treatment for Federal Income Tax purposes and represent actual distributions made during the year.
(c) Net of accumulated depreciation and the allowance for possible losses.

                      MARKET AND DISTRIBUTION INFORMATION


The Fund's Shares of Beneficial Interest ("Shares") are traded on the American Stock Exchange under the symbol "VRO." As of December 31, 1993, there were approximately 16,014 shareholders of record of the Fund's Shares.

                                                        Year Ended December 31, 1993
                                        ---------------------------------------------------------------------
                                             Share Prices                       Distributions Declared
                                         High          Low                       Income    Return of Capital
                                        ----------------------                 ------------------------------
For the Quarter Ended:
  March 31, 1993    . . . . . . . .      $8 1/4       $6 5/8                      $.00          $1.15
  June 30, 1993   . . . . . . . . .           8        7 1/4                       .00            .15
  September 30, 1993  . . . . . . .       8 1/4        7 3/8                       .00            .15
  December 31, 1993   . . . . . . .       8 3/4        7 3/8                       .00           1.24
                                        ======================                 ==============================


                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        Vanguard Real Estate Fund I, A Sales-Commission-Free Income Properties Fund (the "Fund"), is a Massachusetts business trust that intends to continue to qualify as a real estate investment trust ("REIT") under the Internal Revenue Code. The Fund's investments include both direct ownership and shared appreciation mortgages consisting of four income-producing commercial properties (composed of one office building, two shopping centers and one industrial park) and one income-producing apartment complex. Geographically, the Fund's investments are located in various regions of the United States with two properties located in the Mideast, and one property located in each of the North Central, Pacific Northwest and Pacific Southwest regions. In accordance with the Fund's Declaration of Trust, net proceeds from sale or repayment may not be reinvested in real estate investments after December 31, 1993. The Fund presently intends to liquidate all investments between 1994 and 1999.

RESULTS OF OPERATION

1993 as compared to 1992
             For the year ended December 31, 1993, the Fund earned net income of $3,338,000, or $.30 per share, compared to net income for the year ended December 31, 1992, of $1,345,000, or $.12 per share. As more fully described below, this increase in net income reflects: (i) a 1993 provision for possible losses of $2,798,000 as compared to $4,501,000 in 1992; (ii) an increase in net rental income and mortgage interest income; (iii) a decrease in mortgage interest expense; and (iv) a decrease in investment income from short-term investments and net income from in-substance foreclosed assets, in each case as compared to such items in 1992.
             The 1993 provision for possible losses in the amount of $2,798,000 ($3,500,000 net of charge-offs of $702,000 recorded during 1993) was recorded to write-down the carrying value of two of the Fund's in-substance foreclosed assets, Sheffield and Carmel. Both the owner of the property underlying the Fund's Sheffield investment and the owner of the property underlying the Carmel investment approached the Fund in an effort to restructure their respective loans. With respect to Carmel, in July 1993 the Fund accepted a discounted payoff in the amount of $13,500,000 on its then-outstanding mortgage loan balance. Due to continued weak market conditions which prompted the borrower to request restructuring of the loan, the Fund had provided an additional provision for possible losses in the second quarter of 1993. The difference between the carrying value of the mortgage loan, net of the allowance for possible losses associated with Carmel, and the payoff amount was charged to the Fund's allowance for possible losses. With respect to Sheffield, cash flow from the property has been insufficient to cover debt service obligations owing to the Fund. As a result, the property's owner, which was funding the shortfalls pursuant to a guarantee which expired on December 7, 1993, approached the Fund in an effort to restructure the loan. Accordingly, a provision for possible losses was added to reflect the effect on the net realizable value of the loan due to the deteriorating conditions in the market in which the Sheffield Apartment complex is located and the continuing debt service deficits. At present, the Fund and the borrower have been unable to reach satisfactory restructuring terms and the borrower has defaulted on the loan in January 1994 by making only a partial payment of the then-due interest installment. As a result, the Fund is pursuing foreclosure to take title to the property.
             The provision for possible losses is based upon management's regular evaluation of the recoverability of each investment in the portfolio. While management of the Fund believes the resultant allowance for possible losses, aggregating $2,410,000 at December 31, 1993, and write-down in the carrying value of its in-substance foreclosed asset investment, is adequate at December 31, 1993, based upon (i) the Adviser's analysis of current property values (adjusted for estimated selling costs), (ii) independent appraisals and
(iii) management's estimate of each investment's remaining holding period, the allowance is based on estimates, and actual results may vary from current estimates.
             Net rental income (rental income less real estate taxes and property operating expenses) increased by $195,000, or 4%, from $5,457,000 for the year ended December 31, 1992, to $5,652,000 for the year ended December 31, 1993. This increase in net rental income was attributable primarily to an increase of $538,000, or 20%, in the net rental income from the Fund's direct investment in the Seattle Industrial Parks

("Seattle") which increased from $2,634,000 for the year ended December 31, 1992, to $3,172,000 for the comparable period of 1993. This increase was due to a 57% increase in the rental rates on one of the major leases (502,500 square feet), which was renewed in the fourth quarter of 1992 for a term of five years.
             In addition, net rental income at the Fund's Oakcreek investment increased by $95,000, or 11%, from $875,000 for the year ended December 31, 1992, to $970,000 for the comparable period of 1993.
             Increases in the net rental income of Seattle and Oakcreek were offset by a decrease of $442,000 in net rental income from the Fund's direct investment in Citadel II--an office building in Orlando, Florida with approximately 139,000 square feet of rentable office space. In consideration of several factors resulting from weak local market conditions in the Orlando Airport area, including; (i) insufficient net rental income in 1992 to cover debt service on the non-recourse mortgage loan secured by Citadel II; (ii) the expected continuation of such debt service deficits over the next several years; and (iii) a decline in the independent appraised value of the property to a point below the outstanding principal balance of the loan at December 31, 1992, the Fund defaulted on the mortgage loan obligation secured by Citadel II in the first quarter of 1993. During the period of default, the net cash flow generated from the property's operations were remitted to the lender on a monthly basis under terms of a cash flow agreement. Accordingly, the Fund did not realize any net income or receive any cash flow from the property during the default period. The Fund's Adviser had previously approached the lender in an effort to restructure the loan; however, a restructuring satisfactory to both the Fund and the lender could not be achieved. Accordingly, on September 1, 1993, the Fund ceded title of the property to the lender in full satisfaction of amounts due under the non-recourse mortgage loan obligation. Since the Citadel II investment had previously been written down to the remaining principal balance of the loan, no loss on this transaction was recognized in the year ended December 31, 1993. Net rental income at Citadel II decreased from $1,105,000 for the year ended December 31, 1992, to $663,000 for the comparable period of 1993, reflecting the disposition of the property on September 1, 1993, and, to a lesser extent, the lower average occupancy rate and lower rental rates on lease renewals during the eight-month period ended August 31, 1993, as compared to the comparable period of 1992.
             At December 31, 1993, and 1992, the overall occupancy rate of the Fund's remaining three direct ownership investments was 99% and 98%, respectively. The overall occupancy rate of the properties underlying the Fund's remaining two mortgage loan investments, including one investment treated for accounting purposes as an in-substance foreclosure, was 96% at December 31, 1993, as compared to 94% at December 31, 1992. Leases for 3% of the rentable space of the properties directly owned by the Fund and for 5% at the property underlying the Fund's Plaza del Amo mortgage investment expire during 1994, respectively. Leases for units at the property underlying the Fund's Sheffield mortgage loan investment are for one-year terms as is customary for apartment leases. The Fund's Adviser is currently working to renew leases and to identify new tenants for space covered by leases that have expired or are expiring. However, there is no assurance that the Fund will be able to maintain its current occupancy rate and level of income.
             Mortgage interest income increased by $173,000, or 16%, from $1,106,000 in the year ended December 31, 1992, to $1,279,000 in the year ended December 31, 1993. In early June 1993, the Fund began acquiring RTC-issued mortgage-backed securities as an additional temporary investment vehicle for excess working capital reserve balances. The Fund acquired five such securities, four of which were sold prior to September 30, 1993. All such securities purchased were rated AA or better by Standard and Poor's. Income of $174,000 earned on these investments during the year ended December 31, 1993, is included in Mortgage Interest Income.
             Net income from in-substance foreclosed assets decreased by $638,000, or 20%, primarily as a result of the discounted payoff in late July 1993, of the Carmel mortgage loan investment, which had been classified as an in-substance foreclosed asset in 1991.
             Investment income from short-term and other investments decreased by $77,000, or 17%, as compared to such income in the comparable period of 1992, primarily as a result of a decrease in the average amount of short-term investments for the year ended December 31, 1993, as compared to such investments during the same period of 1992.

             Mortgage interest expense decreased by $403,000, or 28%, primarily as a result of the Fund's ceding title to its Citadel II investment on September 1, 1993, in full satisfaction of the non-recourse mortgage loan obligation secured by the Citadel II property.

1992 as compared to 1991
             For the year ended December 31, 1992, the Fund had net income of $1,345,000, or $.12 per share, compared to net income for the year ended December 31, 1991, of $394,000 or $.03 per share. Net income for the year ended December 31, 1991 also included a net gain on sales of investments of $882,000 realized from the Fund's sale of two of its income-producing property investments. The increase in net income was primarily attributable to the provision for possible losses of $4,501,000 recorded during 1992 compared to a similar provision for possible losses of $6,600,000 in 1991. The provision for possible losses recorded in 1992 reduced the carrying value of the Fund's Citadel II investment to its estimated recoverable amount.
             Net rental income increased by $175,000, or 3%, from $5,282,000 for the year ended December 31, 1991, to $5,457,000 for the year ended December 31, 1992. This increase in net rental income was attributable primarily to an increase in net rental income from the Fund's Seattle investment of $637,000, resulting from increased rental rates on the renewal of two significant leases with the property's major tenant in December 1991 and 1992 and from the recovery of legal expenses incurred by the Fund prior to 1992 in connection with a lawsuit with a former tenant; offset by a decrease in net rental income of $408,000 from the Fund's direct investment in Citadel II, attributable to a decrease in occupancy and lower rental rates on lease renewals and leases with new tenants.
             Mortgage interest expense decreased $241,000, or 14%, as compared to such expense in 1991, as a result of the decline in the Fund's average mortgage loan payable balance for 1992 as compared to 1991. This decline was attributable to the payoff in October 1991, of the $4.2 million senior mortgage loan secured by the Fund's investment in Carmel.
             Investment income from short-term investments decreased by $608,000, or 58%, as compared to such income in 1991, as a result of both a decline in prevailing money market interest rates, which averaged 3.7% in 1992 as compared to 5.9% in the corresponding period of 1991, and a decrease of approximately $5.3 million in average short-term investments in 1992 as compared to average short-term investments in 1991.
   Inflation has not had a material impact in the Fund's operations to date.

Distributions
             The Fund's policy is to distribute, at a minimum, all of its taxable income to shareholders. In establishing distribution rates, the Fund's Trustees also consider the operating performance of the Fund and the Fund's cash position. Total distributions declared by the Fund during 1993 aggregated $18,629,000, or $1.69 per share, compared to such distributions in the amount of $7,694,000, or $.69 per share, and $7,805,000, or $.69 per share, made in
1992 and 1991, respectively. Distributions to shareholders in 1993 included a special $11,020,000, or $1.00 per share, return of capital distribution. This special distribution resulted primarily from the $13,500,000 payoff of the Fund's Carmel mortgage loan investment in July 1993. The Fund's Board of Trustees reviewed opportunities to invest these funds in additional property investments; however, since the Fund's liquidation period begins in 1994, and was originally projected to be completed by 1999, the Board decided not to proceed with additional investments due to the short amount of time available to earn a satisfactory return for shareholders. Accordingly, the Board believed it was in the best interests of shareholders to return the majority of its cash to shareholders with the year- end distribution.
             All, or a portion of, the past three years' distributions represented a non-taxable return of share- holders' capital. Non-taxable return of capital distributions aggregated $18,629,000, or $1.69 per share, $1,364,000, or $.12 per share, and $4,498,000, or $.40 per share, for 1993,
1992, and 1991, respectively.

LIQUIDITY AND CAPITAL RESOURCES
             During the past three years, the cumulative amount of distributions (excluding the special $1.00 per share distribution described above) to shareholders in the amount of $23,108,000 exceeded by approximately $380,000 the aggregate funds from operations for the three-year period. Funds from operations are generated from the ongoing operations of direct real estate investments and interest income on short-term investments and mortgage loans. Accordingly, unfavorable economic conditions, vacancies, environmental requirements, reductions in prevailing short-term interest rates or increases in major expenses such as energy, insurance and real estate taxes could have an adverse impact upon the Fund's future funds from operations and distributions to shareholders.
             As a matter of policy, the Fund seeks to maintain working capital reserves in an amount not less than $2,300,000, which constitutes 2% of the gross proceeds of the Fund's initial public offering. Working capital reserves is defined as cash and cash equivalents and other assets expected to be realized over the next year less liabilities expected to be paid over the next year. Working capital reserves at December 31, 1993, after payment of the special $1.00 per share distribution discussed above, aggregated approximately $8.5 million, representing 7.4% of the Fund's initial offering proceeds, compared to working capital reserves of $8.7 million at December 31, 1992, which represented 7.7% of the Fund's initial offering proceeds. The Fund's present working capital reserves balance is based, in large part, on the Trustees' desire to maintain a reasonable degree of liquidity in the current real estate environment.
             During the fourth quarter of 1990, the Fund instituted a share repurchase program. Under the program, the Fund is authorized to repurchase in the open market from time to time up to 500,000 of the Fund's outstanding shares. During 1993, the Fund repurchased 67,900 shares at an aggregate cost of $510,000, and as of December 31, 1993, an aggregate 413,725 shares have been repurchased under the program at an aggregate cost of $3,134,000. No shares have been repurchased subsequent to December 31, 1993.
             The Fund intends to continue to qualify as a real estate investment trust under the Internal Revenue Code and distribute all of its taxable income. The Fund's management considers the Fund's liquidity, as well as its ability to generate cash, as adequate to meet its presently foreseeable operating and shareholder distribution requirements and to fund both its share repurchase program and capital improvements. However, if additional funds are required, the Fund may borrow to meet its distribution requirements, subject to the availability of financing in the marketplace. At December 31, 1993, the Fund's debt-to-equity ratio was .03 to 1.

                              TRUSTEES & OFFICERS


JOHN C. BOGLE, Chairman
Chairman, Chief Executive Officer, and Director of The Vanguard Group, Inc., and each of the investment companies in The Vanguard Group.

J. MAHLON BUCK, JR.
Chairman and President of TDH Capital Corporation; Director, Alco Standard Corporation.

WILLIAM S. CASHEL, JR.
Private Investor; formerly Vice Chairman, American Telephone & Telegraph, Inc.

DAVID C. MELNICOFF
Adjunct Professor of Finance, Temple University; Director, Seamens' Capital Corporation; Director, Cortland Trust; President, Samuel F. Fels Fund; formerly Executive Vice President of Meritor Financial Group.

J. LAWRENCE WILSON
Chairman and Director of Rohm & Haas Company; Director of Cummins Engine Company; Trustee of Vanderbilt University and the Culver Educational Foundation.

                                 OTHER OFFICERS


JOHN J. BRENNAN, President
President and Director of The Vanguard Group, Inc., and each of the investment companies in The Vanguard Group.

RALPH K. PACKARD, Vice President and Controller
Senior Vice President and Chief Financial Officer of The Vanguard Group, Inc.

RAYMOND J. KLAPINSKY, Secretary
Senior Vice President and Secretary of The Vanguard Group, Inc., and Secretary of each of the investment companies in The Vanguard Group.

RICHARD F. HYLAND, Treasurer
Treasurer of The Vanguard Group, Inc., and each of the investment companies in The Vanguard Group.

                               [VANGUARD LOGO]


         Vanguard Real Estate Fund I *  Valley Forge, Pennsylvania 19482

                     Investor Information: 1 (800) 662-7447

           Real Estate Shareholder Account Service: 1 (800) 662-2739





                                 A copy of the Fund's Annual Report on Form 10-K
                               filed with the Securities and Exchange Commission
                                  may be obtained by shareholders without charge
                              by calling 1-800-662-7447 or by writing the Fund's
                                     Investor Relations office at P.O. Box 2600,
                                                    V35, Valley Forge, PA 19482.

                              EDGAR Appendix


     This appendix dexcribes components of the printed version of this report that do not translate into a format acceptable to the EDGAR system.

     The cover of the printed version of this report features the flags of the United States of America and Vanguard flying from a halyard.

     A photograph of John C. Bogle appears at the upper-right of page one.

     A bar chart of the Total Return, Vanguard Real Estate Fund I vs. Russell-NCREIF Index, for the years 1988 - 1993 appears at the upper-left of page 3.