Form 10-K, Exhibit 13
VANGUARD REAL ESTATE FUND I /MA/
filed 1995-03-31
CIK 801124

VANGUARD

REAL ESTATE FUND I


ANNUAL REPORT 1994


[The cover of the report features the Vanguard ship crashing through the sea.]



                  THE VANGUARD VOYAGE . . . STAYING THE COURSE

                              CHAIRMAN'S LETTER

FELLOW SHAREHOLDER:

     Vanguard Real Estate Fund I enjoyed a solid year during 1994. The Fund completed the sale of its largest asset, Seattle Industrials, at a handsome profit. Net proceeds from the sale of this property and a smaller one in Minnesota, totaling some $35.3 million, represented the majority of the Fund's year-end distribution of $3.69 per share. In December, the Board of Trustees formally adopted a plan of liquidation calling for the disposition of our remaining assets and distribution of net proceeds to shareholders by the end of 1996.

FINANCIAL RESULTS

For the year, net income per share amounted to $1.12 per share, compared to $.30 per share in 1993. Net income was boosted by the net gains realized on property sales, notably the Seattle properties, of $.85 per share.

        A better guide to the cash flow provided by the Fund's properties is "funds from operations," which excludes the impact of capital gains and adds back to net income amortization, depreciation and provisions for losses. Funds from operations totaled $.51 per share, which compares to $.69 per share in 1993. There were three main reasons for the decline in funds from operations:
(i) the liquidation of our Carmel office investment late in 1993, and the subsequent return to shareholders of $1.00 per share capital at year-end 1993;
(ii) the October 1994 sale of our Seattle investment which had produced a substantial portion of the Fund's cash flow; and (iii) the drop in cash flow from our Sheffield Forest property which was converted from a mortgage investment to equity ownership. (After the conversion, the Fund expended substantial amounts to improve the property's competitive position and future rental prospects.)

        The Fund made four distributions in 1994. The first three were paid at the regular quarterly rate of $.15 per share. The fourth, paid in late December, amounted to $3.69 per share, bringing the total distributions for the year to $4.14 per share. Effectively, the final distribution reflected a return of capital to shareholders from net proceeds of property sales. Aggregating this payment along with previous returns of proceeds, the amount of capital at work since the Fund's inception has been cut by approximately two-thirds. The Fund's ability to generate income in the future has been reduced correspondingly. Accordingly, we would expect to reduce the quarterly distribution to approximately $.05-$.06 per share in 1995, down from the level of $.15 per share we have maintained since inception in 1987.

        For tax purposes, the $3.69 per share distribution paid after the adoption of the plan of liquidation is considered a liquidating distribution which is nontaxable to shareholders (to the extent a shareholder has a remaining tax cost basis). Of the remaining $.45 per share paid in 1994, $.10 per share is taxable ($.09 per share as a long-term capital gain, $.01 per share as ordinary

[FIGURE 1 - A picture of John C. Bogle]
income) and $.35 per share represents a non-taxable return of capital.

THE PROPERTY PORTFOLIO

The Fund made good progress on its property portfolio during 1994. As noted, the highlight of the year was the sale, on October 3, of our Seattle Industrials property (consisting of over one million square feet of warehouse space), for net proceeds of $30.1 million. This sale was completed at a price substantially higher than our 1993 year-end valuation, and some 35% higher than the cost of the property when purchased in January 1988. The Fund had benefited over the years from a high level of income on this property. However, we believe the sale price was attractive, especially given the substantial risk associated with the scheduled 1997 expiration of the leases, all dependent on a single tenant.

        In other transactions during the year, the Fund also sold, in August, the Deluxe Check building in Minnesota for net proceeds of $5.2 million. The Fund recorded a loss of some $1.1 million on this sale. In April, the Fund took control of the Sheffield Forest apartment complex in the Washington, D.C. area, a property on which we had previously held a mortgage loan. Net cash flow from the property declined during the year, in part due to needed maintenance and improvements made at the recommendation of our Adviser, Aldrich, Eastman & Waltch, L.P. (AEW).

        After the year's two sales, the remaining property portfolio is small, consisting of our participating mortgage investment in the Plaza del Amo shopping center in Torrance, California and equity investments in Sheffield Forest Apartments, the Oakcreek Village shopping center in Durham, North Carolina, and two very small properties remaining in our Minnesota Portfolio. Occupancy throughout the portfolio remains high at 98% overall, as detailed in the table on page 5. For further details on the Fund's investments, please see the letter from our Adviser beginning on page 5.

MEASURES OF VALUE

At each year end, we provide you with an update on the estimated value of the Fund's investments. This valuation is based on the lower of the opinions provided by independent appraisers and our Adviser. For year-end 1994, the estimated fair market value was $3.79 per share. This amount is of course lower than the $7.15 per share reported to you at year-end 1993, principally as a result of 1994 distributions from property sales. Adjusting the year-end valuation for 1994 distributions in excess of funds from operations ($3.63 per share), the Fund's fair market value remained steady in 1994.

        We have also provided, on page 27, an estimate of the Fund's liquidation value which takes into account the substantial costs of completing real estate sales. Based on the fair market value of $3.79 per share, we would expect the Fund to net approximately $3.73 per share after all costs if the properties were sold in the current environment. Of course, we would stress that these valuations are merely estimates and the eventual net sales proceeds may be higher or lower.

        I would note that, again in 1994, there is a discrepancy between the appraisers' and AEW's estimate of fair market value, with the appraisers' valuations being in aggregate some 7% higher than the reported figure. This disparity confirms how imprecise real estate valuations really are. In the end, the only valid valuation is a completed transaction price.

        Reflecting the substantial year-end distribution, the secondary market trading price of the Fund's shares declined in December. The last trade of the year on the American Stock Exchange was completed at $3.75 per share. Adjusting this price for the Fund's year-end distribution from net sales proceeds, the trading price is nearly identical to the $7.38 per share level at the end of 1993.

[FIGURE 2 - Bar Chart--Total Return of Vanguard Real Estate Fund I vs. Russell-NCREIF Index for the years 1988-1994.]

LONGER-TERM PERFORMANCE

In total return terms--that is taking into account income and capital change--1994 was a strong year for Vanguard Real Estate Fund I. The Fund's total return (calculated on the basis of our year-end 1993 valuation of $7.15 per share) was +10.9%, which compares favorably to the return of +6.7% for the Russell-NCREIF Index of pension real estate portfolios (one of the few indexes available to measure real estate performance).

        The chart at the top of the page illustrates the Fund's performance since its inception in 1987. The Fund's return has been very competitive with the Index over its lifetime. However, in absolute terms, the Fund's returns have indeed been modest. We calculate the Fund's return to have been approximately 4.7% annually without the benefit of reinvested distributions. If we include the effect of reinvestment of distributions at the U.S. Treasury bill rate, the total return would have been 4.8% annually (versus 2.1% for the Index).

        With the return of capital each year, we recognize it may be getting a little difficult to keep track of the Fund's results. The chart on page 4 may make the task easier by showing the annual year-end appraised value per share since inception (1987), as well as the annual and cumulative distributions each year. In sum, the combined value of the Fund's cumulative distributions, excluding the benefit of any earnings on reinvested distributions, and the year-end 1994 appraised value per share amounts to $13.54 which compares to the original offering price of $10 per share.

THE PLAN OF LIQUIDATION

As you know, Vanguard Real Estate Fund I is a finite-life real estate investment trust, established in 1987 with an expected life of seven to twelve years. Now in the eighth year of operations, we have completed the sale of our largest holding and believe it is appropriate to adopt a "plan of liquidation and termination." This plan calls for the Fund to sell its remaining investments over the course of 1995 and 1996, returning net proceeds to shareholders and terminating REIT operations at the end of the period.

        The plan has beneficial tax implications for the Fund's taxable shareholders. Because of the formal plan filed with the Internal Revenue Service, all distributions made in accordance with the plan after its adoption, including 1994's year-end distribution, are considered "liquidating distributions." Such distributions are treated as a return of capital to shareholders in that they effectively serve to reduce tax cost basis. Accordingly, no taxes are owed on these distributions until such time as a shareholder's tax cost basis is reduced to zero. Thereafter, additional payments from the Fund are taxable as capital gains, not as ordinary income.

        The plan reflects our expectation that the remaining investments held by the Fund can be sold on a favorable basis over the course of the

[FIGURE 3 - Stacked Bar Chart--Vanguard Real Estate Fund I Year-End Appraised Value Per Share, Annual and Cumulative Distributions Per Share, from inception through 1994.]


Per Share Amounts:           Inception      1987     1988     1989     1990     1991     1992     1993     1994
---------------------------------------------------------------------------------------------------------------
Current Distributions:             --       $.53     $.64     $.68     $.69     $.69     $.69    $1.69    $4.14
Year-end Appraised Value:          --      $9.69    $9.87    $9.93    $9.39    $8.37    $8.23    $7.15    $3.79
Year-end Tax Cost Basis for
  an Investor*                  $10.00    $10.00    $9.93    $9.85    $9.78    $9.38    $9.26    $7.57    $3.53

*Assuming shares purchased at inception of Fund and subsequently reduced by annual non-taxable return of capital and liquidating distributions, as applicable.


next two years. Of course, real estate market conditions or local property circumstances may change such that it may not be appropriate to sell a property within this timeframe. In such case, any remaining properties may be transferred into a "liquidating trust" in which shareholders would maintain beneficial interest, continuing to receive the net income earned on the assets until eventual sale.

        Over the remaining life of the Fund, our attention, and that of our Adviser, will continue to be focused on maximizing the value you receive from your investment. I look forward to reporting to you on our ongoing progress.

Sincerely,

/s/ JOHN C. BOGLE
-----------------
John C. Bogle
Chairman of the Board

January 31, 1995

                      REPORT FROM THE INVESTMENT ADVISER

PORTFOLIO OVERVIEW

Late in the year, the Fund's Board of Trustees adopted a plan of liquidation. Consistent with this approach, we have been working to position each of the assets so as to generate the maximum potential sales proceeds. With respect to the Fund's fee-owned properties, this means maintaining high occupancy levels, completing capital improvements that will add value to the assets, and minimizing expenses so as to maximize net operating income (NOI). NOI is a key factor in the market pricing of real estate assets.

        Two of the Fund's assets were sold during the final half of 1994. In August, we completed the sale of the Deluxe Check Building, which had been part of the three-property Minnesota Portfolio (Minneapolis area, Minnesota). The gross sale price was $5,550,000, or 2% higher than the Fund's most recent valuation of the asset, albeit at a loss from its original purchase price. In October, the Fund's largest asset, Seattle Industrials (Seattle and Kent, Washington), was sold at a price that exceeded the Fund's most recent appraised value by about 18%. The investment produced a 15% annual rate of return to the Fund over its seven-year holding period. We also have taken steps, by exercising a call right, to liquidate the Fund's only debt investment, a wraparound mortgage loan secured by Plaza del Amo (Torrance, California).

        All of the assets in the Fund's remaining portfolio are well-leased and stable. Occupancy ranges from 96% to 100%. On a combined basis, 1994 net operating income for the remaining assets was 4% below budget, due primarily to slower than expected leasing of the remaining space at Oakcreek Village (Durham, North Carolina) and higher than anticipated costs associated with the Fund's April 1994 acquisition of title to Sheffield Forest (Silver Spring, Maryland).

        The remaining two properties in the Minnesota Portfolio are currently being marketed for sale, and we expect to begin the marketing of Sheffield Forest and Oakcreek Village in the second and fourth quarters of 1995, respectively.

VALUATION

Once again this year, the value of each property in which the Fund holds an interest was thoroughly reviewed by both AEW and by independent appraisers prior to year end. The lower of the two amounts is then used in determining the fair market value of the Fund's assets. On a combined basis, the independently appraised value of the Fund's remaining properties increased by about 4%; however, AEW's opinion of value remained unchanged.

PROPERTY HIGHLIGHTS

The Fund took title to Sheffield Forest in April 1994. Since then, we have hired a new property manager and stabilized the property's occupancy and operations. Maintenance items that had been neglected by the former owner (the Fund's borrower), such as painting, public area renovations and landscaping, have been addressed. Leasing efforts have been reinvigorated, and occupancy

======================================================================================================
                          PROPERTY                              DECEMBER 31, 1994    DECEMBER 31, 1993
PROPERTY                  TYPE           INVESTMENT TYPE         OCCUPANCY RATE        OCCUPANCY RATE
------------------------------------------------------------------------------------------------------
1. PLAZA DEL AMO          Retail         Shared-Appreciation           99%                  98%
                                         Wraparound Mortgage
------------------------------------------------------------------------------------------------------
2. OAKCREEK VILLAGE       Retail         Direct Ownership              96%                  96%
------------------------------------------------------------------------------------------------------
3. MINNESOTA PORTFOLIO    Office         Direct Ownership             100%                  99%
------------------------------------------------------------------------------------------------------
4. SHEFFIELD FOREST       Residential    Direct Ownership              96%                  93%
   APARTMENTS
======================================================================================================

has improved from 93% at the end of 1993 to 96%. Since the Fund took title to the property, average monthly rents have increased by almost 4%.

        At Oakcreek Village, much of our effort during the year has focused on positioning the center to compete effectively with a new retail center currently under construction nearby. All leases that expired in 1994 were renewed successfully, and 1,600 square feet of new leasing was completed. Early renewal discussions are underway with several tenants whose leases expire in 1995 and 1996.

        As a result of the Fund's exercise of its call right, discussions are underway with the borrower at Plaza del Amo regarding repayment of the Fund's loan. It is unlikely that the borrower, who has until late March 1995 to repay the loan, will be able to refinance the full amount of the debt. However, the appraised value of the property collateralizing the loan is in excess of the outstanding mortgage, and, therefore, we anticipate satisfactory recovery of this investment via a sale of the center, a partial refinancing coupled with the investment of additional capital by the borrower, or a transfer of title to the Fund.

        The two properties that now comprise the Minnesota Portfolio are 100% leased, and operations are stable. Both properties are being actively marketed for sale.

Sincerely,

Aldrich, Eastman & Waltch, L.P.

January 13, 1995

                                BALANCE SHEETS


                                                                December 31, 1994         December 31, 1993
ASSETS                                                            ($ in 000's)              ($ in 000's)
                                                                  -------------             -------------
Investments in Real Estate:
  Direct Ownership Investments:
    Land .............................................                $6,570                   $12,790
    Buildings and Improvements .......................                21,717                    31,432
                                                                  -------------             -------------
                                                                      28,287                    44,222
    Less--Accumulated Depreciation ...................                 2,069                     4,789
                                                                  -------------             -------------
                                                                      26,218                    39,433
  Mortgage Loan Receivable ...........................                10,646                    10,646
  In-Substance Foreclosed Asset.......................                    --                    17,192
                                                                  -------------             -------------
                                                                      36,864                    67,271
  Less: Allowance for Possible Losses.................                    --                     2,410
                                                                  -------------             -------------
  Net Investment Portfolio............................                36,864                    64,861
Marketable Securities--REMICs.........................                 1,992                     1,684
Short-Term Investments:
  Vanguard Money Market Reserves-Prime Portfolio
    (1,478,147 and 2,482,738 shares, respectively) ...                 1,478                     2,483
  Temporary Cash Investments .........................                 2,000                     6,000
Other Assets .........................................                   945                     1,897
                                                                  -------------             -------------
TOTAL ASSETS .........................................               $43,279                   $76,925
                                                                  =============             =============

LIABILITIES AND SHAREHOLDERS' EQUITY
Mortgage Loans (including current portion of $102 and
  $93, respectively) .................................                $2,383                    $2,477
Due to Affiliates  ...................................                    98                       149
Other Liabilities ....................................                   297                       558
                                                                  -------------             -------------
TOTAL LIABILITIES ....................................                 2,778                     3,184
                                                                  -------------             -------------
Shares of Beneficial Interest, without par value,
  unlimited shares authorized ........................                36,047                    80,608
Undistributed (Accumulated Taxable Distributions in
  Excess of) Net Income ..............................                 4,454                    (6,867)
                                                                  -------------             -------------
TOTAL SHAREHOLDERS' EQUITY ...........................                40,501                    73,741
                                                                  -------------             -------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY ...........               $43,279                   $76,925
                                                                  =============             =============

The accompanying notes are an integral part of these statements.

                            STATEMENTS OF OPERATIONS


                                                          Year Ended December 31,
                                                    1994           1993          1992
REAL ESTATE INCOME                             ($ in 000's)   ($ in 000's)  ($ in 000's)
                                                 ----------     ----------    ----------
Rental Income  ................................      $6,753         $7,517        $7,588
Mortgage Interest Income ......................       1,101          1,279         1,106
Net Income from In-Substance Foreclosed Assets.         319          2,499         3,137
                                                 ----------      ----------    ---------
                                                      8,173         11,295        11,831
                                                 ----------      ----------    ---------
REAL ESTATE EXPENSES
Mortgage Interest Expense .....................         243          1,030         1,433
Real Estate Taxes .............................         671            823           887
Property Operating Expenses ...................       1,465          1,042         1,244
Depreciation and Amortization .................       1,073          1,503         1,610
Provision for Possible Losses .................       1,630          2,798         4,501
                                                 ----------      ----------    ---------
                                                      5,082          7,196         9,675
                                                 ----------      ----------    ---------
INCOME FROM REAL ESTATE .......................       3,091          4,099         2,156
INVESTMENT INCOME FROM SHORT-TERM
  INVESTMENTS .................................         820            367           444
                                                 ----------      ----------    ---------
                                                      3,911          4,466         2,600
                                                 ----------      ----------    ---------
ADMINISTRATIVE EXPENSES
Investment Advisory Fee .......................         305            421           470
Administrative Fee ............................         269            350           380
Other Administrative Expenses .................         367            357           405
                                                 ----------      ----------    ---------
                                                        941          1,128         1,255
                                                 ----------      ----------    ---------
INCOME BEFORE NET GAIN ON SALES ...............
  OF INVESTMENTS...............................       2,970          3,338         1,345
Net Gain on Sales of Investments ..............       9,412             --            --
                                                 ----------     ----------    ----------
NET INCOME ....................................     $12,382         $3,338        $1,345
                                                 ==========     ==========    ==========
Weighted Average Number of Shares Outstanding .  11,019,978     11,039,590    11,176,864
                                                 ==========     ==========    ==========
Net Income Per Share:
  Income Before Net Gain on Sales of Investments       $.27           $.30          $.12
  Net Gain on Sales of Investments.............         .85             --            --
                                                 ----------     ----------    ----------
Net Income Per Share ..........................       $1.12           $.30          $.12
                                                 ==========     ==========    ==========
Ordinary Income Distributions Per Share .......       $ .01             --          $.57
Long-Term Capital Gain Distributions Per Share.         .09             --            --
Return of Capital Distributions Per Share .....         .35          $1.69           .12
Liquidating Distributions Per Share............        3.69             --            --
                                                 ----------     ----------    ----------
Total Distributions Per Share .................       $4.14          $1.69          $.69
                                                 ==========     ==========    ==========

The accompanying notes are an integral part of these statements.

                            STATEMENTS OF CASH FLOWS


                                                                 Year Ended December 31,
                                                              1994         1993        1992
CASH FLOWS FROM OPERATING ACTIVITIES                          (000)        (000)       (000)
                                                            ---------   ---------    ---------
Real Estate Investments:
  Rental Income  .........................................    $6,851     $ 7,564      $ 7,695
  Mortgage Interest Income ...............................     1,599       3,896        4,221
  Mortgage Interest Payments .............................      (243)       (609)      (1,433)
  Operating Expense Payments .............................    (2,211)     (1,780)      (2,545)
                                                            ---------   ---------    ---------
      Net Cash Provided by Real Estate
       Investments .......................................     5,996       9,071        7,938
Interest from Short-Term Investments .....................       820         367          560
Administrative Expenses ..................................      (992)     (1,180)      (1,247)
                                                            ---------   ---------    ---------
      Net Cash Provided by Operating Activities ..........     5,824       8,258        7,251
                                                            ---------   ---------    ---------
CASH FLOWS FROM INVESTING ACTIVITIES
Investments in Real Estate:
  Mortgage Loans..........................................        --          --          (76)
  Principal Repayments....................................        --          --           90
  Building Improvements ..................................       (14)       (360)        (430)
  Payoff from In-Substance Foreclosed Asset...............        --      13,500           --
  Transaction Fees .......................................      (724)       (270)          --
  Sales of Investments ...................................    36,060          --           --
  Marketable Securities Acquired..........................      (719)    (15,846)          --
  Marketable Securities Sold..............................        --      13,713           --
  Principal Repayments from Marketable Securities-REMICs..       284         423           --
                                                            ---------   ---------    ---------
      Net Cash Provided by (Used In ) Investing Activities    34,887      11,160         (416)
                                                            ---------   ---------    ---------
CASH FLOWS FROM FINANCING ACTIVITIES
  Mortgage Principal Payments.............................       (94)        (85)        (154)
  Distributions Paid .....................................   (45,622)    (18,629)      (7,694)
  Shares Repurchased......................................        --        (587)      (1,263)
                                                            ---------   ---------    ---------
      Net Cash Used in Financing Activities ..............   (45,716)    (19,301)      (9,111)
                                                            ---------   ---------    ---------
  NET (DECREASE) INCREASE IN CASH AND
       CASH EQUIVALENTS ..................................    (5,005)        117       (2,276)
  CASH AND CASH EQUIVALENTS--Beginning
       of Year ...........................................     8,483       8,366       10,642
                                                            ---------   ---------    ---------
  CASH AND CASH EQUIVALENTS--End of Year .................    $3,478     $ 8,483      $ 8,366
                                                            =========   =========    =========

  (continued on next page)

                                                           Year Ended December 31,
                                                       1994         1993        1992
                                                       (000)        (000)       (000)
                                                     ---------    ---------   ---------
RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY
      OPERATING ACTIVITIES:
  Net Income ......................................    $12,382      $3,338       $1,345
  Adjustments to Reconcile Net Income to Net Cash
        Provided by Operating Activities:
      Property Depreciation and Amortization ......      1,073       1,503        1,610
      Provision for Possible Losses ...............      1,630       2,798        4,501
      Decrease in Deferred Rent Receivable ........         --          --          106
      Decrease (Increase) in Deferred
        Mortgage Interest Receivable ..............         50          --          (27)
      Net Gain on Sales of Investments.............     (9,412)         --           --
      Interest Payable Satisfied...................         --         421           --
      Valuation Allowance on Marketable Securities.        111          14           --
      Changes in Other Assets and Liabilities .....        (10)        184         (284)
                                                      ---------    ---------   ---------
NET CASH PROVIDED BY OPERATING ACTIVITIES .........     $5,824      $8,258       $7,251
                                                      =========    =========   =========


SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:

On April 13, 1994, the Fund obtained title to its Sheffield Forest investment via a transfer of the partnership interests of the borrower in full satisfaction of the mortgage loan secured by Sheffield (see Note F). The excess of recorded net assets over the fair value of assets obtained, net of liabilities assumed, was charged to the allowance for possible losses in the year ended December 31, 1994 as follows (amounts in 000's):

      Recorded Net Assets                                   $17,797
      Assets Obtained                         $15,772
      Liabilities Assumed                         (95)
                                                            --------
      Assets Obtained, Net of Liabilities                    15,677
                                                            --------
      Write-off to Allowance                                $ 2,120
                                                            ========

On September 1, 1993, the Fund ceded title to its Citadel II investment to the lender in full satisfaction of amounts due under the non-recourse mortgage loan secured by Citadel II (see Note I). The excess of recorded assets over liabilities related to the investment were written off against the allowance for possible losses in the year ended December 31, 1993 as follows (amounts in 000's):

      Recorded Assets                                       $18,807
      Write-off to Allowance                                 (6,398)
                                                            --------
      Liabilities Satisfied                                 $12,409
                                                            ========

On July 30, 1993, the Fund accepted a discounted payoff on its mortgage loan secured by Carmel Executive Park. The excess of recorded assets over the payoff amount were written off against the allowance for possible losses in the year ended December 31, 1993 as follows (amounts in 000's):

      Recorded Assets                                       $14,468
      Write-off to Allowance                                 (1,238)
                                                            --------
      Payoff Amount, Net of Transaction Fee                 $13,230
                                                            ========

The accompanying notes are an integral part of these statements.

                 STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY


                                                           Undistributed
                                                           (Accumulated
                                                             Taxable
                                        Shares of          Distributions
                                   Beneficial Interest     in Excess of)  Total Shareholders'
                                 Number        Amount       Net Income          Equity
                                                (000)          (000)             (000)
                             -------------------------------------------------------------
Balance: January 1, 1992 ..   11,246,978     $102,238       $ (5,220)          $97,018
Net Income for the Year ...                                    1,345             1,345
Less Distributions:
  Ordinary Income .........                                   (6,330)           (6,330)
  Return of Capital .......                    (1,364)                          (1,364)
Shares Repurchased ........     (159,100)      (1,127)                          (1,127)
                             -------------------------------------------------------------
Balance: December 31, 1992    11,087,878       99,747        (10,205)           89,542
Net Income for the Year ...                                    3,338             3,338
Less Distributions:
  Return of Capital .......                   (18,629)                         (18,629)
Shares Repurchased ........      (67,900)        (510)                            (510)
                             -------------------------------------------------------------
Balance: December 31, 1993    11,019,978       80,608         (6,867)           73,741
Net Income for the Year ...                                   12,382            12,382
Less Distributions:
  Ordinary Income .........                                      (61)              (61)
  Long-Term Capital Gain...                                   (1,000)           (1,000)
  Return of Capital .......                    (3,899)                          (3,899)
  Liquidating .............                   (40,662)                         (40,662)
                             -------------------------------------------------------------
Balance: December 31, 1994    11,019,978     $ 36,047        $ 4,454           $40,501
                             =============================================================

The accompanying notes are an integral part of these statements.

                         NOTES TO FINANCIAL STATEMENTS


A. GENERAL DESCRIPTION: Vanguard Real Estate Fund I, A Sales-Commission-Free Income Properties Fund (the "Fund"), a Massachusetts business trust established in 1987, is a qualified finite-life real estate investment trust ("REIT") under the Internal Revenue Code of 1986. The Fund's Declaration of Trust precludes the Fund from reinvesting net proceeds from the sale or repayment of its real estate investments in additional real estate investments after December 31, 1993 and contemplates the liquidation of all of the Fund's investments after a period of approximately seven to twelve years following completion of its initial public offering. On December 12, 1994, the Fund's Board of Trustees approved a Plan of Liquidation and Termination (the "Liquidation Plan"). The Liquidation Plan provides that the Fund will dispose of all of its assets, wind up its affairs, pay or adequately provide for the payment of all of its liabilities and distribute for the benefit of its shareholders all of the Fund's assets over 24 months in complete cancellation and redemption of all issued and outstanding shares of beneficial interest. The Liquidation Plan provides that the Fund's assets may be sold, conveyed, transferred or otherwise disposed of when and on such terms and conditions as are deemed by the Trustees to be in the best interests of the Fund and the shareholders. It is contemplated that the Fund will be completely liquidated and dissolved by December 12, 1996. To the extent that the Fund has not disposed of all of its assets or made provision for all of its liabilities on December 12, 1996, the Fund intends to form a liquidating trust, the beneficiaries of which will be the shareholders of the Fund. All assets and liabilities not disposed of and discharged will be transferred to the liquidating trust. Shares of the Fund would no longer be traded and the beneficial interests in the liquidating trust would not be readily transferable.

        The Fund intends to continue to qualify as a REIT under the Internal Revenue Code during the Fund's liquidation period.

B. The following significant accounting policies are in conformity with generally accepted accounting principles for real estate investment trusts. Such policies are consistently followed by the Fund in the preparation of financial statements.

1. BASIS OF PRESENTATION: The Fund's financial statements have been prepared on the basis of a going concern using historical cost. In December 1994, upon adoption of the Liquidation Plan, the Fund considered all of its remaining investments as held for sale and reduced the carrying value of such investments to the extent that each investment's then-current carrying value exceeded its estimated net realizable value, defined as estimated fair market value less selling costs.

2. ORGANIZATION COSTS: Costs incurred in conjunction with the organization of the Fund were deferred and were amortized on a straight-line basis over a 60-month period from the date the Fund commenced operations.

3. INVESTMENTS IN REAL ESTATE: Real estate directly owned by the Fund is carried at cost less accumulated provisions for depreciation and estimated losses. Major renovations are capitalized, and routine maintenance and repairs are charged to expense as incurred.

        During 1993 and part of 1994, the Fund held mortgage loan investments accounted for as in-substance foreclosed assets. In general, property is deemed to be an in-substance foreclosed asset when a debtor has little or no equity in the collateral and proceeds for repayment of the loan can be expected to come only from the sale or operation of the collateral. Although legal title to such property had not been obtained, the Fund is considered to have substantially the same risks and rewards as a mortgagee.

4. REVENUE RECOGNITION: Rental income is accrued as rents are due. For those operating leases that provide for rental concessions or fixed escalation increases, rental income is recognized on a straight-line basis over the term of the lease. For those operating leases that provide for reimbursement of expenses for real estate taxes, common area maintenance, utilities and insurance, income is recognized in the period in which the expenses are incurred.

        Mortgage interest income is recorded based on the annual effective yield of the respective loans. For mortgage loans treated for accounting purposes as in-substance foreclosed assets, revenue is recognized only to the extent of cash receipts.

5. PROVISION FOR POSSIBLE LOSSES: Provision for possible losses is provided for estimated losses based upon management's regular evaluation of the recoverability of each investment in the portfolio. Except for investments considered to be held-for-sale, management's evaluation included consideration of cash flows during each investment's estimated remaining holding period. Provisions for possible losses are recorded as direct write downs of the carrying value of direct ownership investments and mortgage loans receivable at the time such investments are deemed to be in-substance foreclosed assets. Subsequent provisions to reduce the carrying value of in-substance foreclosed assets are included in the allowance for possible losses.

6. DEPRECIATION AND ACQUISITION COSTS: Prior to the adoption of the Liquidation Plan, depreciation on real estate owned was computed using the straight-line method over 40 years for buildings and costs incurred in conjunction with the acquisition of real estate investments were deferred and amortized on a straight-line basis over the life of the loan for mortgage loan investments and the life of the property for equity investments. Subsequent to adoption of the Liquidation Plan, no depreciation or amortization expense related to the Fund's owned real estate and acquisition costs is recognized since the Fund's real estate investments are considered to be held-for-sale assets.

7. SHORT-TERM AND MARKETABLE SECURITIES INVESTMENTS: Investments in marketable securities, including Vanguard Money Market Reserves-Prime Portfolio, are carried at the lower of cost or market. Temporary cash investments are carried at amortized cost, which approximates market value. The Fund's temporary cash investments consisted of certificates of deposit at December 31, 1994.

8. CASH EQUIVALENTS: For purposes of the Statements of Cash Flows, the Fund considers all highly liquid short-term investments with original maturities of less than three months to be cash equivalents.

9. FEDERAL INCOME TAXES: It is the Fund's intention to continue to qualify as a real estate investment trust and to distribute, at a minimum, all of its taxable income. Accordingly, no provision for federal income taxes is required in the financial statements. Differences between net income determined in accordance with generally accepted accounting principles and taxable income before dividend distributions result primarily from timing differences relating to the accounting for the provision for possible losses, depreciation on tenant improvements, and certain rental income.

10. PER SHARE AMOUNTS: The calculation of the Fund's net income per share is based upon the weighted average number of shares outstanding during the year. Income, capital gain, liquidating and return of capital distributions per share represent actual distributions made during the year.

C. Under the terms of an agreement expiring December 31, 1995, as amended, the Fund pays Aldrich, Eastman and Waltch, L.P. (the "Adviser") an annual investment advisory fee equal to .5% of the average fair market value of the Fund's real estate investments. The Fund also pays the Adviser investment transaction fees generally equal to an amount ranging from 1.5% to 2% of the proceeds realized from its real estate investments and to .65% of the proceeds realized from refinancing mortgage loans outstanding. Pursuant to an amendment of the agreement dated September 2, 1994, investment transaction fees will be equal to 1.5% of the proceeds realized from real estate investments unless such proceeds exceed an agreed-upon target amount above the investment's March 31, 1994 appraised value, in which case investment transaction fees will be equal to 2% of such proceeds. At December 31, 1994, the associated investment transaction fee percentage for all of the Fund's real estate investments, if sold at their current appraised value, would be 1.5%. The Fund incurred real estate investment transaction fees of $724,000 and $270,000, respectively, for the years ended December 31, 1994 and 1993. The Fund did not incur real estate investment transaction fees during the year ended December 31, 1992.

D. Under the terms of an agreement expiring December 31, 1995, the Fund pays The Vanguard Group, Inc. (the "Sponsor") an administrative fee calculated at an annual percentage rate of the average fair market value of the Fund's real estate investments and temporary cash investments (excluding investments in Vanguard Money Market Reserves-Prime Portfolio). The administrative fee represents an effective annual rate of .4% of the average fair market value of such investments for the years ended December 31, 1994, 1993, and 1992, respectively.

E. The Fund's wholly-owned direct real estate investments consisted of the following:


                          December 31, 1994 (4)                 December 31, 1993
                             (In thousands)                      (In thousands)
                      ----------------------------        -----------------------------
                              ACCUMULATED                         ACCUMULATED
DESCRIPTION             COST  DEPRECIATION    NET           COST  DEPRECIATION    NET
--------------        ----------------------------        -----------------------------
SHOPPING CENTER
Land                  $ 3,050   $    --    $ 3,050        $ 3,100   $    --    $ 3,100
Buildings and
  Improvements          7,927    (1,492)     6,435          8,098    (1,304)     6,794
                      --------  --------   --------       --------  --------   --------
                       10,977    (1,492)     9,485         11,198    (1,304)     9,894
                      --------  --------   --------       --------  --------   --------
INDUSTRIAL PARKS (1)
Land                       --        --         --          8,250        --      8,250
Buildings and
  Improvements             --        --         --         14,844    (2,232)    12,612
                      --------  --------   --------       --------  --------   --------
                           --        --         --         23,094    (2,232)    20,862
                      --------  --------   --------       --------  --------   --------
OFFICE BUILDINGS (2)
Land                      520        --        520          1,440        --      1,440
Buildings and
  Improvements          1,776      (355)     1,421          8,490    (1,253)     7,237
                      --------  --------   --------       --------  --------   --------
                        2,296      (355)     1,941          9,930    (1,253)     8,677
                      --------  --------   --------       --------  --------   --------
RESIDENTIAL (3)
Land                    3,000        --      3,000             --        --         --
Buildings and
  Improvements         12,014      (222)    11,792             --        --         --
                      --------  --------   --------       --------  --------   --------
                       15,014      (222)    14,792             --        --         --
                      --------  --------   --------       --------  --------   --------
TOTAL                 $28,287   $(2,069)   $26,218        $44,222   $(4,789)   $39,433
                      ========  ========   ========       ========  ========   ========

(1) The Fund sold Seattle Industrial Parks ("Seattle") on October 3, 1994, for a contract price of $31,850,000. In addition to a 2% disposition fee paid to the Fund's Adviser, the Fund also paid a sales incentive fee of $520,000 to the Seattle property manager, a wholly-owned subsidiary of the purchaser, in connection with the sale of Seattle.

(2) On August 17, 1994, the Fund sold the Deluxe Check, or Arden Hills, building in its Minnesota Portfolio for $5,550,000. Deluxe Check, purchased in February 1988, was the largest of three buildings in the Minnesota Portfolio. The Fund realized a loss of $1,137,000 on the sale of the building, $1,070,000 of which was recognized via a write down of the investment's carrying value in the second quarter of 1994.

(3) On April 13, 1994, the Fund obtained title to Sheffield Forest Apartments (see Note F).

(4) Upon adoption of the Liquidation Plan in December 1994, the Fund's management wrote down the carrying value of its three direct ownership investments to reflect the effect of their held-for-sale status on management's assessment of the investments' recoverability.

F. The Fund's mortgage loan receivable and in-substance foreclosed asset consisted of the following:

                                                                            (In thousands)
                          ----------------------------------------------------------------------
                              MATURITY     CALL     EFFECTIVE    PAY         DECEMBER 31,
DESCRIPTION                     DATE       DATE       RATE      RATE       1994       1993
------------------------------------------------------------------------------------------------
PLAZA DEL AMO:
  shared-appreciation wrap-
  around mortgage loan          1995        1994     10.3%   9.7%-10.8%    $10,646    $10,646
SHEFFIELD FOREST APARTMENTS:
  participating shared-
  appreciation mortgage loan    1998        1994      n/a       8%-9%         --       17,192(1)
                                                                           --------   ----------
TOTAL                                                                      $10,646    $27,838
                                                                           ========   ==========

(1) Classified as an in-substance foreclosed asset.

      Upon repayment of the Plaza del Amo loan, the Fund is entitled to a share of the property's appreciation, if any, equal to 50% of Plaza del Amo's fair market value in excess of the original wraparound mortgage loan balance of $10.6 million. In late September 1994, the Fund exercised its call right with respect to the Plaza loan and, therefore, the entire balance of the loan, less the unpaid balance of the senior mortgage on the property (see Note H), becomes due and payable six months from the exercise of the call right. As of the date of the exercise of the call right and at December 31, 1994, the appraised value of the Plaza property was in excess of the mortgage loan's carrying value and, accordingly, no provision for possible losses has been recorded with respect to this investment.

      On April 13, 1994, the Fund obtained title to Sheffield Forest Apartments ("Sheffield") via a transfer of all of the partnership interests of the borrower in full satisfaction of the mortgage loan outstanding. The borrower that formerly owned and operated Sheffield funded, pursuant to a guarantee which expired on December 7, 1993, interest on the mortgage loan secured by the Sheffield property in excess of cash flow generated by the property during 1993. The Fund and the borrower were unable to reach satisfactory restructuring terms on the loan, and the borrower defaulted on the loan in January 1994 by making only a partial payment of its then-due interest installment. This investment, which had been written down to its estimated fair value minus selling costs at December 31, 1993, was reclassified as a direct ownership investment at the date of transfer. No additional loss was required to be recorded at the date of the transfer since the allowance for possible losses previously recorded sufficiently reduced the carrying value of the Sheffield investment to its net realizable value.

      In 1993, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 114 (SFAS 114), "Accounting by Creditors for the Impairment of a Loan." Adoption of SFAS 114 is required for the year beginning January 1, 1995. It requires that loans, such as the Fund's mortgage loan receivable, if impaired, be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, or as a practical expedient, at the loan's observable market price or the fair value of the collateral. Because the Fund already recognizes such reductions of value, if present, through its provision for possible losses, adoption of SFAS 114 is not expected to have a significant effect on the Fund's financial position or results of operations.

G. Activity relating to the allowance for possible losses on real estate is as follows:


                                                   (In thousands)
                                      -------------------------------------------
                                      DECEMBER 31, 1994         DECEMBER 31, 1993
                                      -------------------------------------------
Balance--Beginning of Year                 $ 2,410                  $ 7,248
Provision for Losses                            --                    3,500
Amounts Charged Off                           (290)                    (702)
Write-off--Sheffield                        (2,120)                      --
Write-off--Carmel Executive Park                --                   (1,238)
Write-off--Citadel II                           --                   (6,398)
                                           --------                 --------
Balance--End of Year                       $    --                  $ 2,410
                                           ========                 ========

      In addition to the provision for possible losses recorded through the allowance account, $1,920,000 was charged to the provision for losses in 1994 to directly write down the carrying value of three direct ownership investments to their respective estimated net realizable values (see Note E).

H.    The Fund's mortgage loans payable consisted of the following:


                                                                     (In thousands)
                                                              -----------------------------
                                                             DECEMBER 31,      DECEMBER 31,
DESCRIPTION                                                      1994              1993
-------------------------------------------------------------------------------------------
PLAZA DEL AMO:
  senior mortgage loans, secured by the shopping center,
  principal and interest payable over term
    10%, matures June, 2007                                     $2,236            $2,324
    9.5%, matures June, 2007                                       147               153
                                                                -------           -------
TOTAL                                                           $2,383            $2,477
                                                                =======           =======


      Scheduled principal payments for each of the next five years and thereafter are as follows:


Year Ending December 31,             (In thousands)
                                      ------------
1995                                     $  102
1996                                        113
1997                                        125
1998                                        139
1999                                        155
Thereafter                                1,749
                                       -----------
TOTAL PRINCIPAL PAYMENTS                 $2,383
                                       ===========

I. In the first quarter of 1993, the Fund defaulted on its mortgage loan obligation secured by the Citadel II investment in Orlando, Florida. During the period of default, the net cash flow generated from the property's operations were remitted to the lender on a monthly basis, under terms of a cash flow agreement. Accordingly, the Fund did not realize any net income or receive any cash flow from the property during the default period. The Fund's Adviser had previously approached the lender in an effort to restructure the loan; however, a restructuring satisfactory to both the Fund and the lender could not be achieved. Accordingly, on September 1, 1993, the Fund ceded title of the property to the lender in full satisfaction of amounts due under the non-recourse mortgage loan obligation. Since the Citadel II investment had previously been written down to the remaining principal balance of the loan, no additional loss on this investment was recognized in the year ended December 31, 1993.

J. For the Fund's wholly-owned direct real estate investments, annual minimum future rentals to be received under operating leases in effect at December 31, 1994, are as follows:



Year Ending December 31,             (In thousands)
                                       -----------
1995                                     $1,400
1996                                      1,213
1997                                        859
1998                                        615
1999                                        412
Thereafter                                1,841
                                       -----------
TOTAL MINIMUM FUTURE RENTALS             $6,340
                                       ===========

      Total minimum future rentals do not include contingent rentals under certain leases based upon lessees' sales volumes. Contingent rentals aggregating $4,000, $37,000, and $30,000 were received during 1994, 1993, and 1992, respectively. Certain leases also require lessees to pay all or a portion of real estate taxes and operating costs.

K. During the fourth quarter of 1990, the Fund's Board of Trustees authorized the Fund to repurchase in the open market from time to time up to 500,000 of the Fund's outstanding shares. As of December 31, 1994, 413,725 shares have been repurchased at an aggregate cost of $3,134,000.

L.    The Fund's investment in marketable securities consisted of the following:

                                                                    (In thousands)
                                                               ----------------------------
DESCRIPTION (COST IN THOUSANDS)   STANDARD & POOR'S RATING     DECEMBER 31,    DECEMBER 31,
                                        (UNAUDITED)                1994            1993
-------------------------------------------------------------------------------------------
Resolution Trust Corporation (RTC)        AA                     $1,336           $1,684
   Series 1992-C5, Class B REMIC
   6.9%, cost $1,458
Resolution Trust Corporation (RTC)        AAA                       656               --
   Series 1992-C6, Class A2 REMIC
   7.0%, cost $659
                                                                 -------         -------
TOTAL                                                             $1,992          $1,684
                                                                 =======         =======

        Valuation allowances of $125,000 and $14,000, respectively, were recorded to reduce the carrying value of the securities to their respective market values at December 31, 1994 and 1993. During 1993, four other RTC REMIC securities were purchased and subsequently sold at a realized gain of $8,000. Such gain, determined based on the cost of the specific securities sold, is included in mortgage interest income for the year ended December 31, 1993.

        Statement of Financial Accounting Standards No. 115 (SFAS 115), Accounting for Certain Investments in Debt and Equity Securities, was issued by the Financial Accounting Standards Board in May 1993. SFAS 115, which addresses the accounting and reporting for investments in equity securities that have readily determinable fair values and all debt securities, was adopted for the year beginning January 1, 1994. Adoption of SFAS 115 did not materially affect the Fund's financial position or results of operations.

M. The unaudited quarterly results of operations for the years ended December 31, 1994, and 1993, are as follows:

                                      QUARTER ENDED                              QUARTER ENDED
(amounts in thousands,   MAR. 31,   JUN. 30,   SEP. 30,  DEC. 31,   MAR. 31,   JUN. 30,   SEP. 30,   DEC. 31,
except per share data)     1994       1994       1994      1994       1993       1993       1993       1993
----------------------   ----------------------------------------   -----------------------------------------
Real Estate and Short-
  term Investment
  Income                 $2,333     $2,323     $2,444     $1,893    $3,140      $3,228     $2,861     $2,433
                         =======    =======    =======    =======   =======     =======    =======    =======

Net Income (Loss)        $1,420     $  399     $  989     $9,574(1) $1,783      $ (239)    $   81     $1,713
                         =======    =======    =======    =======   =======     =======    =======    =======

Per Share
Net Income (Loss)        $  .13     $  .04     $  .09     $  .86    $  .16      $ (.02)    $  .01     $  .15
                         =======    =======    =======    =======   =======     =======    =======    =======

(1) Net income for the quarter ended December 31, 1994 includes (i) a gain on the sale of the Seattle investment in the amount of $9,479,000 and, (ii) a provision for possible losses in the amount of $850,000 to write down the carrying value of each of the Fund's three remaining direct ownership investments to their estimated net realizable values (see Notes B and E).

                       REPORT OF INDEPENDENT ACCOUNTANTS


To the Shareholders and Trustees of
Vanguard Real Estate Fund I

In our opinion, the accompanying balance sheets and the related statements of operations, changes in shareholders' equity and cash flows present fairly, in all material respects, the financial position of Vanguard Real Estate Fund I (the "Fund") at December 31, 1994 and 1993, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Fund's management; our responsibility is to express an opinion on these statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As explained in Note A to the financial statements, on December 12, 1994, the Fund's Board of Trustees approved a Plan of Liquidation and Termination which will result in the sale or disposition of all of the assets of the Fund, the payment or provision for all liabilities of the Fund, and the distribution to shareholders of the remaining proceeds in a complete liquidation and dissolution of the Fund. The Fund's management currently anticipates that such liquidation and dissolution of the Fund will occur on or before December 12, 1996.

PRICE WATERHOUSE LLP

Thirty South Seventeenth Street
Philadelphia, Pennsylvania 19103
January 27, 1995

                            SELECTED FINANCIAL DATA

                 (amounts in thousands, except per share data)

The following table sets forth selected financial data for the Fund and should be read in conjunction with the financial statements included elsewhere herein.


                                                                Year Ended December 31,
RESULTS OF OPERATIONS:                          1994        1993        1992        1991         1990
                                              -------     --------    --------    --------     --------
  Real estate and short-term
      investment income ................      $ 8,993     $11,662     $ 12,275   $ 12,901      $ 13,343
  Income (loss) from real estate........        3,091       4,099        2,156       (221)        4,943
  Funds from operations (a) ............        5,673       7,639        7,456      7,631         8,201
  Net income ...........................       12,382       3,338        1,345        394         3,973
PER SHARE (b):
  Net income ...........................      $  1.12     $   .30     $    .12   $    .03      $    .35
  Income distributions .................          .01          --          .57        .29           .62
  Long-term capital gain distributions..          .09          --           --         --            --
  Return of capital distributions.......          .35        1.69          .12        .40           .07
  Liquidating distributions.............         3.69          --           --         --            --
  Total distributions ..................         4.14        1.69          .69        .69           .69
FINANCIAL POSITION:
  Real estate investments (c)...........      $36,864     $64,989     $ 92,940   $ 98,464      $112,914
  Total assets .........................       43,279      76,925      104,859    112,606       128,430
  Long-term obligations ................        2,281       2,384       14,234     14,404        16,834
  Total liabilities ....................        2,778       3,184       15,317     15,588        22,554
  Total shareholders' equity ...........       40,501      73,741       89,542     97,018       105,876

(a) Funds from operations is calculated by adding back depreciation, amortization, and the Fund's provision for possible losses to income (loss) before net gain on sales of investments. Funds from operations should not be considered as an alternative to net income as an indicator of the Fund's operating performance or to cash flows as a measure of liquidity.

(b) Net income per share is calculated based upon the weighted average number of shares outstanding during the year. Income, capital gain, liquidating and return of capital distributions per share designations are made based on their treatment for Federal income tax purposes and represent actual distributions made during the year.

(c) Net of accumulated depreciation, the allowance for possible losses and reductions in carrying value recorded via the provision for possible losses.



                      MARKET AND DISTRIBUTION INFORMATION

The Fund's Shares of Beneficial Interest ("Shares") are traded on the American Stock Exchange under the symbol "VRO." As of December 31, 1994, there were approximately 15,621 shareholders of record of the Fund's Shares.


                                              Year Ended December 31, 1994
                                 ---------------------------------------------------------
                                      Share Prices                 Distributions Declared
                                 ----------------------           ------------------------
                                  High            Low                     Per Share
                                 ----------------------           ------------------------
For the Quarter Ended:
  March 31, 1994 ..........      $8             $7 3/8                      $ .15
  June 30, 1994............       7 1/4          6 1/4                        .15
  September 30, 1994.......       6 5/8          5 3/4                        .15
  December 31, 1994........       7 5/8          3 1/2                       3.69
                                 ======================           ========================

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        Vanguard Real Estate Fund I, A Sales-Commission-Free Income Properties Fund (the "Fund"), a Massachusetts business trust established in 1987, is a qualified finite-life real estate investment trust ("REIT") under the Internal Revenue Code of 1986. The Fund's current real estate investments include both direct ownership properties and a shared appreciation mortgage and consist of three income-producing commercial properties (comprised of one office building and two shopping centers) and one income-producing residential apartment complex. Geographically, the Fund's investments are located in each of the North Central, Pacific Southwest and Mideast regions. The Fund's Declaration of Trust precludes the Fund from reinvesting net proceeds from the sale or repayment of its real estate investments in additional real estate investments after December 31, 1993 and contemplates the liquidation of all of the Fund's investments after a period of approximately seven to twelve years following completion of its initial public offering, or between June 30, 1994 and 1999, respectively.

        On December 12, 1994, the Fund's Board of Trustees approved a Plan of Liquidation and Termination (the "Liquidation Plan"). The Trustee's decision to adopt the Liquidation Plan at this point in the Fund's initially contemplated liquidation period was driven by several factors, including real estate market conditions affecting each investment in the Fund's portfolio and tax considerations affecting real estate investment trusts. The Liquidation Plan provides that the Fund will dispose of all of its assets, wind up its affairs, pay or adequately provide for the payment of all of its liabilities and distribute for the benefit of its shareholders all of the Fund's assets over 24 months, in complete cancellation and redemption of all issued and outstanding shares of beneficial interest. Under the Liquidation Plan, the Fund's Adviser, Aldrich, Eastman and Waltch, L.P., Trustees and officers are authorized and directed to take any and all actions as may be necessary or convenient to market the assets of the Fund and convert them into a form that may be distributed to shareholders. The Liquidation Plan provides that the Fund's assets may be sold, conveyed, transferred or otherwise disposed of when and on such terms and conditions as are deemed by the Trustees to be in the best interests of the Fund and the shareholders.

        The Fund is currently in the process of liquidating its real estate investments and distributing the net proceeds to its shareholders in accordance with the Liquidation Plan. It is contemplated that the Fund will be completely liquidated and dissolved by December 12, 1996. To the extent that the Fund has not disposed of all of its assets or made provision for all of its liabilities on December 12, 1996, the Fund intends to form a liquidating trust, the beneficiaries of which will be the shareholders of the Fund. All assets and liabilities of the Fund not previously disposed of and discharged will be transferred to the liquidating trust. See "Distributions" and "Liquidity and Capital Resources."

        In late September 1994, the Fund exercised its call right with respect to its Plaza del Amo wrap-around mortgage loan investment and, therefore, the entire balance of the loan, less the unpaid balance of the senior mortgage on the Plaza property, becomes due and payable in late March 1995. As of the date of the exercise of the call right and at December 31, 1994, the appraised value of the Plaza property was in excess of the mortgage loan investment's carrying value.

        The Fund intends to continue to qualify as a REIT under the Internal Revenue Code during the Fund's liquidation period.

RESULTS OF OPERATIONS

1994 as compared to 1993

        Net Income

        For the year ended December 31, 1994, the Fund earned net income of $12,382,000, or $1.12 per share, as compared to net income of $3,338,000, or $.30 per share, for the year ended December 31, 1993. Net income for the year ended December 31, 1994 included a net gain on sales of investments of $9,412,000, or $.85 per share, resulting from a gain of $9,479,000, or $.86 per share, realized from the Fund's October 3, 1994 sale of its Seattle Industrial Park investment for a contract price of

$31,850,000. This gain was partially offset by a loss of $67,000, or $.01 per share, on the Fund's August 17, 1994 sale of the Deluxe Check, or Arden Hills, building (the largest of the three buildings in its Minnesota Portfolio) for a contract price of $5,550,000. Including a charge to the provision for possible losses of $1,070,000 in the second quarter of 1994 to reduce the carrying value of this building to its estimated net realizable value, the Fund's realized loss on the Deluxe Check sale aggregated $1,137,000. In connection with the Seattle sale, and in accordance with the terms of the Fund's advisory agreement, the Fund paid a disposition fee of $616,000, representing 2% of the net proceeds of the transaction, to its Adviser. The Fund also paid a sales incentive fee of $520,000 to the Seattle property manager, a wholly-owned subsidiary of the purchaser. In connection with the Deluxe Check sale, the Fund paid its Adviser a disposition fee of $108,000, representing 2% of the net proceeds of the transaction.

        The Fund's net income before net gain on sales of investments for the year ended December 31, 1994, was $2,970,000, or $.27 per share, as compared to net income before net gain on sales of investments for the year ended December 31, 1993 of $3,338,000, or $.30 per share, representing a decrease in net income of $368,000. This decrease, as more fully described below, primarily reflects decreases in net rental income, net income from in-substance foreclosed assets and mortgage interest income. These decreases in net income were partially offset by (i) a provision for possible losses of $1,630,000 in 1994 as compared to $3,263,000 for 1993, (ii) an increase in short-term investment income; and
(iii) a decrease in administrative expenses, in each case as compared to such items in 1993 and excluding results from the Fund's Citadel II investment, to which title was transferred on September 1, 1993.

        For comparison purposes, results from Citadel II have been excluded since the Fund did not realize net income, or recognize a loss, related to Citadel II in 1993. In January 1993, the Fund defaulted on a mortgage loan obligation secured by its Citadel II office building investment in Orlando, Florida. In September 1993, the Fund ceded title to Citadel II to the lender in full satisfaction of amounts due under the non-recourse mortgage loan. This investment had been written down to the remaining principal balance of the loan as of December 31, 1992. In addition, during the period of default, the net cash flow generated from the property's operations was remitted to the lender. Accordingly, the Fund did not realize any net income related to Citadel II in 1993. The excess of Citadel II's expenses over its net income for the year ended December 31, 1993 of $465,000 was charged off to the Fund's provision for possible losses, resulting in net income of zero related to Citadel II in 1993.

        Provisions for Possible Losses

        The Fund's 1994 provision for possible losses in the amount of $1,630,000 ($1,920,000 net of charge-offs of $290,000 recorded during 1994) was recorded to (i) write down the carrying value of the Fund's investment in the Deluxe Check building to its estimated net realizable value and, (ii) write down the carrying value of the Fund's remaining three direct ownership investments--Oakcreek Village, Sheffield Forest Apartments and the two remaining buildings in the Minnesota Portfolio--upon adoption of the Fund's Liquidation Plan to their estimated net realizable values. The Fund's 1993 provision for possible losses was recorded to write down the carrying value of two of the Fund's then-in-substance foreclosed asset investments, Sheffield and Carmel.

        The provision for possible losses is based upon management's regular evaluation of the recoverability of each investment in the portfolio. Prior to the adoption of the Liquidation Plan on December 12, 1994, management's evaluation of recoverability was based upon (i) the Adviser's analysis of current property values (adjusted for estimated selling costs), (ii) independent appraisals, and (iii) management's estimate of cash flows during each investment's remaining holding period. Upon adoption of the Liquidation Plan, the Fund's remaining real estate investments are considered to be held for sale, rather than for the production of income, and, accordingly, are, for purposes of assessing their recoverability, considered to have no remaining holding period. A provision for possible losses of

$850,000 was recorded in the fourth quarter of 1994 to reflect the effect of the held-for-sale status on the Fund's three remaining direct ownership investments. Since the appraised value of the property securing the Fund's Plaza del Amo mortgage loan investment exceeds the loan receivable balance at December 31, 1994 , the loan's carrying value was not reduced as a result of the adoption of the Liquidation Plan. With respect to Deluxe Check, during the second quarter of 1994, Fund management, based on information provided by the Fund's Adviser, shortened the estimated remaining holding period for this building (which was subsequently sold in the third quarter of 1994) and recorded a provision for possible losses in the amount of $1,070,000.

        The Fund's management believes that the provisions recorded to write down the carrying values of its remaining direct ownership investments are adequate at December 31, 1994; however, the provisions are based on estimates and actual results may vary from current estimates.

        Net Rental Income

        Net rental income (rental income less real estate taxes and property operating expenses) decreased by $372,000, or 7%, from $4,989,000 for the year ended December 31, 1993 to $4,617,000 for the year ended December 31, 1994. This decrease was primarily due to the dispositions of Seattle and Deluxe Check, which generated for the Fund net rental income of $2,398,000 and $439,000, respectively, during their respective 1994 holding periods, as compared to $3,172,000 and $640,000, respectively, for the full year in 1993. This decline was partially offset by the net rental income generated for the Fund in 1994 by the Sheffield Forest Apartment complex, to which the Fund obtained title on April 13, 1994 as described in Note F to the accompanying financial statements. This investment, which was classified as an in-substance foreclosed asset during all of 1993, provided net rental income of $495,000 from April 13 through December 31, 1994.

        At each of December 31, 1994 and December 31, 1993, the overall occupancy rate of the Fund's direct real estate investments, excluding Sheffield, was 97%. The occupancy rate of Sheffield was 96% and 93% at December 31, 1994 and December 31, 1993, respectively. The occupancy rate of the property underlying the Fund's Plaza del Amo mortgage loan investment was 99% and 98% at December 31, 1994 and December 31, 1993, respectively. Leases for 4% of the rentable space of the properties directly owned by the Fund, excluding Sheffield, and for 6% at the property underlying the Plaza del Amo mortgage investment expire during 1995, respectively. Leases for units at Sheffield are generally for one-year terms or less as is customary for apartment leases. The Fund's Adviser is currently working to renew leases and to identify new tenants for space covered by leases that have expired or are expiring. However, there can be no assurance that the Fund will be able to maintain its current occupancy and level of income.

        Net Income From In-Substance Foreclosed Assets

        Net income from in-substance foreclosed assets decreased by $2,180,000, or 87%, from $2,499,000 in the year ended December 31, 1993 to $319,000 in the year ended December 31, 1994. This decrease was primarily a result of: (i) the discounted payoff in late July 1993 of the Carmel mortgage loan investment, which had been classified as an in-substance foreclosed asset since 1991 and which contributed $915,000 in net income for the year ended December 31, 1993, and (ii) the Fund obtaining title to Sheffield in April 1994. Sheffield provided net income of $1,584,000 as an in-substance foreclosed asset in 1993, as compared to $319,000 during the period in 1994 prior to the Fund obtaining title to the property, at which time it was reclassified from an in-substance foreclosed asset to a direct ownership investment.

        Mortgage Interest Income

        Mortgage interest income decreased by $178,000, or 14%, from $1,279,000 in 1993 to $1,101,000 in 1994. This decrease was primarily due to: (i) a decrease of $ 63,000 in interest income earned from the Fund's investments in RTC-issued mortgage-backed securities; and (ii) valuation adjustments totaling $111,000 recorded during 1994 to reduce the carrying value of such mortgage-backed securities. Interest income earned from mortgage-backed securities decreased as a result of a lower average investment balance of such securities in 1994 as compared to 1993. Valuation adjustments to reduce the carrying value of such securities have been recorded to reflect reductions in the market value of these investments resulting from increases in prevailing interest rates. These investments were acquired as an additional temporary investment vehicle for excess working capital reserve balances.

        Investment Income From Short-Term Investments

        Investment income from short-term investments increased by $453,000, from $367,000 for the year ended December 31, 1993 to $820,000 for the year ended December 31, 1994. This increase is primarily due to income from the investment of the proceeds made available by the sales of the Deluxe Check building in August 1994 and Seattle Industrial Parks in October 1994 and an increase in prevailing short-term interest rates in 1994 as compared to 1993.

        Administrative Expenses

        Administrative expenses decreased by $187,000, or 17%, from $1,128,000 for the year ended December 31, 1993 to $941,000 for the year ended December 31, 1994. This decrease was primarily due to lower advisory and administrative fees payable in the 1994 period, which fees are based on average invested real estate assets. The Fund's average assets invested in real estate decreased during 1994 due to (i) the payoff of the Carmel investment and subsequent distribution of the proceeds to shareholders in 1993 and (ii) the sale of the Deluxe Check and Seattle investments in 1994.

        Exclusive of the amounts related to Citadel II, depreciation and amortization expense and mortgage interest expense decreased by $80,000 and $9,000, respectively, for the year ended December 31, 1994 as compared to such expenses for the year ended December 31, 1993.

1993 as compared to 1992

        For the year ended December 31, 1993, the Fund earned net income of $3,338,000, or $.30 per share, compared to net income for the year ended December 31, 1992, of $1,345,000, or $.12 per share. As more fully described below, this increase in net income reflects: (i) a 1993 provision for possible losses of $2,798,000 as compared to $4,501,000 in 1992; (ii) an increase in net rental income and mortgage interest income; (iii) a decrease in net income from then in-substance foreclosed assets and investment income from short-term investments; and (iv) a decrease in mortgage interest expense, in each case as compared to such items in 1992.

        The 1993 provision for possible losses in the amount of $2,798,000 ($3,500,000 net of charge-offs of $702,000 recorded during 1993) was recorded to write down the carrying value of two of the Fund's then-classified in-substance foreclosed assets, Sheffield and Carmel. The Fund's provision for possible losses recorded in 1992 reduced the carrying value of the Citadel II investment to the remaining principal balance of the loan secured by this investment.

        Net rental income (rental income less real estate taxes and property operating expenses) increased by $195,000, or 4%, from $5,457,000 for the year ended December 31, 1992, to $5,652,000 for the year ended December 31, 1993. This increase in net rental income was attributable primarily to an increase of $538,000, or 20%, in the net rental income from the Fund's Seattle investment which increased from $2,634,000 for the year ended December 31, 1992, to $3,172,000 for the comparable period of 1993. This increase was due to a 57% increase in the rental rates on one of the major leases (502,500 square feet), which was renewed in the fourth quarter of 1992 for a term of five years.

        In addition, net rental income at the Fund's Oakcreek investment increased by $95,000, or 11%, from $875,000 for the year ended December 31, 1992, to $970,000 for the comparable period of 1993.

        Increases in the net rental income of Seattle and Oakcreek were offset by a decrease of $442,000 in net rental income from Citadel II. In consideration of several factors resulting from weak local market conditions in the Orlando airport area, including; (i) insufficient net rental income in 1992 to cover debt service on the non-recourse mortgage loan secured by Citadel II; (ii) the expected continuation of such debt service deficits over the next several years; and (iii) a decline in the appraised value of the property to a point below the outstanding principal balance of the loan at December 31, 1992, the Fund defaulted on the mortgage loan obligation secured by Citadel II in the first quarter of 1993. During the period of default, the net cash flow generated from the property's operations were remitted to the lender on a monthly basis under terms of a cash flow agreement. Accordingly, the Fund did not realize any net income or receive any cash flow from the property during the default period. On September 1, 1993, the Fund ceded title of the property to the lender in full satisfaction of amounts due under the non-recourse mortgage loan obligation. Since the Citadel II investment had previously been written down to the remaining principal balance of the loan, no loss on this transaction was recognized in the year ended December 31, 1993. Net rental income at Citadel II decreased from $1,105,000 for the year ended December 31, 1992, to $663,000 for the comparable period of 1993, reflecting the disposition of the property on September 1, 1993, and, to a lesser extent, the lower average occupancy rate and lower rental rates on lease renewals during the eight-month period ended August 31, 1993, as compared to the comparable period of 1992.

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

DISTRIBUTIONS

        Prior to the adoption of the Liquidation Plan on December 12, 1994, the Fund's policy was to distribute, at a minimum, all of its taxable income to its shareholders. Subsequent to adoption of the Liquidation Plan, the Fund's Trustees will also seek to distribute net proceeds from the liquidation of the Fund's investments at such time and, in such amounts, which is, in the opinion of the Trustees, in the best interests of the Fund's shareholders. In establishing distribution rates, the Fund's Trustees consider the operating performance of the Fund, the Fund's cash position and aggregate future cash requirements. Total distributions declared by the Fund in 1994 aggregated $45,622,000, or $4.14 per share, compared to distributions in the amount of $18,629,000, or $1.69 per share, and $7,694,000, or $.69 per share, made in 1993 and 1992, respectively. Distributions to shareholders in 1994 included three quarterly distributions at $.15 per share, and a $40,662,000, or $3.69 per share, liquidating distribution made at year end pursuant to the Liquidation Plan. This liquidating distribution resulted primarily from the Fund's sale of
(i) its Seattle investment in October 1994 and (ii) the Deluxe Check building in the Minnesota Portfolio in August 1994. Since the Fund had formally commenced its liquidation period, the Trustees believed it was in the best interests of shareholders to return the majority of its cash to shareholders with the year-end distribution. In determining the amount of such distribution, the Fund estimated its aggregate future cash requirements necessary to: (i) fund its capital and tenant improvement and leasing programs necessary to maintain the value of its property investments, (ii) maintain its minimum working capital reserve requirement and (iii) make its principal payments on mortgage loan debt outstanding during the estimated remaining liquidation period for all of the Fund's investments. Except for the amount of such estimated future requirements, all cash held by the Fund as of year end was distributed to shareholders.

        All, or a significant portion of, the past three years' distributions (excluding the year-end 1994 liquidating distribution of $3.69 per share) represented a return of shareholder's capital. Return of capital and liquidating distributions are non taxable to a shareholder to the extent the shareholder has remaining tax cost basis in the Fund's shares. Return of capital distributions aggregated $3,899,000, or $.35 per share, $18,629,000, or $1.69 per share, and
$1,364,000, or $.12 per share, for 1994, 1993, and 1992, respectively.

        During the Fund's liquidation period, its ability to make quarterly distributions will be dependent upon its financial condition, earnings and cash flow, cash position and future working capital requirements. As a result of the 1994 property sales, and the subsequent year-end liquidating distribution of the proceeds from such sales, the book value of the Fund's shares has been significantly reduced. Accordingly, the amount of future income the Fund may be expected to generate has also been reduced. Further, as a result of the adoption of the Liquidation Plan, the Fund's remaining investments are being held for sale, rather than the production of income, and, accordingly, income from operations can be expected to decline throughout the Fund's liquidation period. In addition, the cumulative amount of the Fund's three 1994 quarterly distributions paid to shareholders prior to the adoption of the Liquidation Plan in the amount of $4,960,000 exceeded funds from operations (defined as net income, plus depreciation and the provision for possible losses) for the nine months ended September 30, 1994 by $401,000. In the opinion of the Trustees, the Fund had adequate working capital reserves to make such distributions and thus to maintain the Fund's regular quarterly distribution rate of $.15 per share during the nine-month period ended September 30, 1994. However, with respect to the Fund's future distribution policy, in determining the amount of the liquidating year-end distribution to shareholders as described above, it was, in the opinion of the Trustees, in the best interests of shareholders to distribute, rather than retain, available working capital reserves which would otherwise be necessary to maintain future quarterly distributions at the rate of $.15 per share.

        As a result of the factors cited in the preceding paragraph, future quarterly liquidating distributions to shareholders, excluding any amounts distributed from net proceeds from property sales, will be largely dependent upon the amount of funds from operations generated by the Fund during its liquidation period. Funds from operations are generated from the operations of the Fund's direct real estate investments and interest income on short-term investments and mortgage loans. Accordingly, unfavorable economic conditions, vacancies, environmental requirements, reductions in prevailing short-term interest rates or increases in major expenses such as energy, insurance, and real estate taxes during the liquidation period could have an adverse impact upon the Fund's future funds from operations and distributions to shareholders. The exact amount of quarterly distributions to shareholders will be determined by the Trustees based on the Fund's actual results of operations and cash position. The timing and amount of distributions of net proceeds from property sales to shareholders will be determined by the Trustees as such amounts are realized and based on relevant considerations such as the Fund's then current results of operations, cash position, and future working capital requirements.

        Under the Liquidation Plan, the Fund intends to sell or otherwise dispose of its real estate investments. In disposing of real estate investments, the Fund is in competition with other domestic institutional investors, including commercial banks and other financial institutions, insurance companies, pensions and other retirement funds, mortgage bankers, other real estate investment trusts, real estate brokers, developers and various types of foreign investors who may be seeking to dispose of real estate investments. The principal factors of competition for the disposition of the mortgage loan receivable include the base interest rate, contingent interest rate and the amount of loan relative to the value of the underlying property. In the case of leased properties which the Fund owns or which secure Fund investments, the marketability of the investments is also affected by how rental rates, lease terms, free-rent concessions and tenant improvements allowances compare with those in local markets.

        If the Fund's remaining real estate investments are sold or disposed of prior to December 12, 1996, it is the Fund's intention to make a final liquidating distribution, or distributions, prior to that date. Any assets which have not been distributed as of December 12, 1996, will be contributed to a liquidating trust, of which the shareholders will be the beneficiaries. The shares of the Fund would no longer be traded and the beneficial interests in the liquidating trust would not be readily transferable.

        The schedule below sets forth the pro forma cash available for distribution (per share) to Fund shareholders as if the Fund were liquidated on December 31, 1994 pursuant to the Liquidation Plan. Gross proceeds on sale of properties assumes that the Fund's properties are sold for their appraised values at December 31, 1994. Since appraised values are based on estimates, no assurance can be given that sales could have been transacted at their appraised values at December 31, 1994 and actual gross sales amounts may vary from appraised amounts. Gross proceeds on sales of properties are reduced by an estimated provision of 4.5% of the gross selling price for commissions, expenses and state and local taxes to arrive at net sales proceeds. Repayment of mortgage loan receivable includes $.04 per share relating to a shared appreciation provision on the loan receivable. Such amount represents 50% of the excess of the December 31, 1994 appraised value of the property underlying the mortgage loan over the original loan balance, or its December 31, 1994 carrying value. No consideration has been made for cash flow from operations from the Fund's investments during their remaining holding periods prior to their sale or disposition. All other amounts shown are based on their respective historical carrying values at December 31, 1994.

                                                                                      PRO FORMA
                                                                                        AMOUNT
                                                                                      PER SHARE
                                                                                      ---------
    Gross proceeds on sale of properties..............................................   $2.50
    Less: Selling commissions, expenses, and state and local taxes....................    (.11)
                                                                                        -------
    Net proceeds on sale of properties................................................    2.39
    Repayment of mortgage loan receivable at December 31, 1994........................    1.02
                                                                                        -------
    Net proceeds on disposition of real estate assets.................................    3.41
    Repayment of mortgage loan payable at December 31, 1994...........................    (.22)
    Settlement of receivables and payables at December 31, 1994 related to operations:
      Receipt of accounts receivable..................................................     .07
      Payment of liabilities..........................................................    (.03)
    Cash and short-term investments...................................................     .32
    Liquidation of marketable securities--REMICs......................................     .18
                                                                                        -------
    Pro forma cash available for distribution to shareholders
    (based on 11,019,978 shares outstanding at December 31, 1994).....................   $3.73
                                                                                        =======

        The calculation of the pro forma cash available for distribution (per share) set forth above assumes that the Fund will continue to qualify as a real estate investment trust during the entire liquidation period and, therefore, no provision has been made for federal income taxes. The above calculation also assumes that all of the Fund's assets are sold or distributed prior to December 12, 1996, and does not reflect any incremental costs or expenses associated with establishing and operating a liquidating trust. It is possible that the sale of the remaining assets cannot be completed by December 12, 1996, in which case the assumptions regarding the timing and costs required to complete the liquidation would need to be revised.

        Caution should be used in relying on the above pro forma estimate, which assumes the continuation of reasonably stable economic conditions during the remaining liquidation period and depends, among other factors, on the level of capital available for investment in real estate, interest rates, and the demand for real estate and mortgage investments. While the Fund's management, Trustees and Adviser believe the assumptions and projections used in arriving at this estimate of pro forma cash available for distribution (per share) are reasonable, there can be no assurance that such assumptions will in fact prove correct. Accordingly, there can be no assurance that actual sales or dispositions of particular assets will not be at prices which vary materially from management's current estimates of net liquidation values.

LIQUIDITY AND CAPITAL RESOURCES

        As a matter of policy, the Fund seeks to maintain working capital reserves in an amount not less than $2,300,000, which amount constitutes 2% of the gross proceeds of the Fund's initial offering. Working capital reserves are defined as cash and cash equivalents, including the Fund's investment in marketable securities, and other working assets expected to be realized over the next year, less liabilities expected to be paid over the next year.
Working capital reserves at December 31, 1994, after payment of the $3.69 per share liquidating distribution discussed above, aggregated approximately $5.7 million, representing 5.0% of the initial public offering proceeds, compared to working capital reserves of $8.5 million at December 31, 1993, which represented 7.4% of the Fund's initial offering proceeds.

        During the fourth quarter of 1990, the Fund instituted a share repurchase program. Under the program, the Fund is authorized to repurchase in the open market from time to time up to 500,000 of the Fund's outstanding shares. As of December 31, 1994, 413,725 shares have been repurchased at an aggregate cost of $3,134,000. No shares have been repurchased since September 1993 and the Fund's management,in consideration of the Liquidation Plan, does not expect the Fund to repurchase any further shares.

        The Fund intends to continue to qualify as a real estate investment trust under the Internal Revenue Code and distribute all of its taxable income. The Fund's management considers the Fund's liquidity, as well as its ability to generate cash, as adequate to meet its presently foreseeable operating and shareholder distribution requirements and to fund its capital improvements.

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

J. LAWRENCE WILSON
Chairman and Chief Executive Officer of Rohm & Haas Company; Director of Cummins Engine Company; Trustee of Vanderbilt University and the Culver Educational Foundation.

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

RICHARD F. HYLAND, Treasurer
Treasurer of The Vanguard Group, Inc., and each of the investment companies in The Vanguard Group.

                                    [LOGO]


        Vanguard Real Estate Fund I   Valley Forge, Pennsylvania 19482

           New Account Information:   Real Estate Shareholder Account Services:
                   1-(800) 662-7447   1-(800) 662-2739


A copy of the Fund's Annual Report on Form 10-K filed with the Securities and
    Exchange Commission may be obtained by shareholders without charge by calling 1-800-662-7447 or by writing the Fund's Investor Relations office at P.O. Box 2600, V35, Valley Forge, PA 19482.


                                  Q700-12/94