Form 10-K405, Exhibit 13
period 1995-12-31
VANGUARD REAL ESTATE FUND I /MA/
filed 1996-03-29
CIK 801124

VANGUARD

REAL ESTATE
FUND I

ANNUAL REPORT 1995

In this Annual Report, I am delighted to formally introduce you to John J. Brennan, who, on January 31, 1996, will assume my responsibilities as Chief Executive Officer of Vanguard Real Estate Fund I and the other Funds in The Vanguard Group. Mr. Brennan will continue to serve as President of the Funds, and I will continue to serve as Chairman of the Board.

         As a shareholder of the Fund since its inception and as Chairman of all the Vanguard Funds, I want to tell you that I am enthusiastic and confident that Jack Brennan is exactly the right person to succeed me as Chief Executive Officer. To use yet another Vanguard nautical metaphor, he will be the new captain. He has the qualities of leadership, integrity, intelligence, and vision that must continue to be Vanguard's hallmark as we move toward, and then into, the 21st century.

         I know that he has these qualities, because Jack Brennan and I have been working closely together since he joined Vanguard in 1982. He is a graduate of Dartmouth College and Harvard Business School. He started as Assistant to the Chairman and, rising like a rocket, became President in 1989. While, at age 41, he may seem young, he is in fact older than I was when I became Chief Executive Officer of Vanguard's predecessor organization in 1967, at the age of 38. Most important of all, Jack is completely dedicated to the Vanguard character, and believes in our basic mission: serving solely the shareholder, free of any conflict of interest. He believes in holding our costs of operation to a minimum, and in retaining our position as the lowest-cost provider of financial services in the world. He is a true competitor, who shares Vanguard's dedication to providing highly competitive returns to our investors relative to the returns provided by other mutual funds with comparable objectives. He also believes in reporting our results to shareholders with complete candor. He has the full support of the Board of Directors and our crew, and is committed to staying the course we have set for Vanguard. You need have no doubt that the essential elements that drew you to Vanguard in the first place will remain intact.

[FIGURE 1]

John J. Brennan           John C. Bogle

         As for me, I expect to fill a useful, if less demanding, role as Chairman of the Board. I shall keep a watchful eye over the interests of our shareholders, our crew, and our investment policies. I shall also speak out on industry affairs, reminding all who will listen of the primacy of the interests of mutual fund shareholders. I will be readily available to provide Jack Brennan with whatever wisdom I may have acquired during my lifetime of experience in this wonderful industry and in my service as captain of Vanguard since I founded this unique organization more than two decades ago.

         In short, I'll still be around. Thank you for all your confidence in me in the past and, in advance, for your continued confidence in Vanguard under Jack Brennan's leadership.

/s/ JOHN C. BOGLE

                               CHAIRMAN'S LETTER

FELLOW SHAREHOLDER:

Vanguard Real Estate Fund I continued to move forward with its property disposition plan during 1995. After the sale of Sheffield Forest Apartments, completed in late December for net proceeds of $14.4 million, two property investments remain in our portfolio. These two investments are being actively marketed for sale, and we are hopeful that the sales will be completed during the first half of 1996. Shareholders may expect that the Fund will distribute net proceeds from the Sheffield sale in April 1996. Net proceeds from 1996 property sales will be distributed as soon as practicable and the Fund liquidated thereafter.


FINANCIAL RESULTS

Net income totaled $.17 per share for 1995. This amount was substantially less than the $1.12 per share earned in 1994, when the portfolio was larger and net income was augmented by the gain realized upon sale of our Seattle Industrials property. Funds from operations for 1995 amounted to $.28 per share, which compares to $.51 per share for 1994. Again, the difference reflects the larger portfolio prior to last year's property sales and subsequent distribution to shareholders of associated net proceeds.

         Distributions during 1995 totaled $.65 per share, including three quarterly payments of $.05 per share and a year-end distribution of $.50 per share. All distributions were non-taxable for Federal income tax purposes (to the extent a shareholder has a remaining tax cost basis).


THE PROPERTY PORTFOLIO

We began the year with interests in four properties. We sold the small remaining holdings in the Minnesota Portfolio in late July for net proceeds of $1.7 million. Then, on December 15, 1995, we completed the sale of Sheffield Forest Apartments for net proceeds of $14.4 million. The amount realized was some 2% less than the Fund's carrying value for the investment, and significantly lower than the $18.4 million we originally invested in the property in December 1988. Nevertheless, over the life of our investment in the property, after factoring in income payments, we earned a small positive return.

         Our investment in the Plaza del Amo Shopping Center in Torrance, California, originally established as a shared appreciation mortgage, was restructured at the end of July 1995, when the Fund took title to the property. Subsequent to year end, the Fund placed the property under contract for sale and we now expect the sale to close in mid-March. The Fund has also been actively marketing Oakcreek Village, our shopping center in Durham, North Carolina. A number of potential buyers expressed interest in the property, and the Fund recently executed a letter of intent with a prospective purchaser. We hope to announce completion of these sales in either the first or second quarters of 1996. Further information about the Fund's investments is contained in the letter from the Adviser on page 4.


MEASURES OF VALUE

At each year end, we provide you with an update on the estimated value of the Fund's investments. Traditionally this valuation has been based on the lower of the opinions provided by independent appraisers and our Adviser. However, for year-end 1995, we have estimated fair market value using a contract price in place of our standard measure if an investment is under contract for sale.
This approach provides a more appropriate indicator of value given the status of the Fund's liquidation. Using this method, the estimated appraised value was $3.32 per share (before costs of completing real estate sales) at year-end 1995. This amount is, of course, lower than the $3.79 per share reported to you at year-end 1994, principally as a result of 1995 distributions from property sales. Adjust-

[FIGURE 2]

                                 TOTAL RETURN
                         VANGUARD REAL ESTATE FUND I
                               VS. NCREIF INDEX


Percent (%)                     1988     1989     1990    1991     1992    1993    1994    1995
-----------------------------------------------------------------------------------------------
Vanguard Real Estate Fund I     6.3%     9.8%     1.5%    -3.5%    6.6%    7.4%    10.9%   4.8%

NCREIF Index                    7.1%     6.2%     1.7%    -5.4     -4.6%   0.9%    6.7%    7.7%



ing the year-end valuation for 1995 distributions in excess of funds from operations ($.37 per share), the Fund's fair market value declined by $.10 per share from 1994 to 1995.

         We have also provided, on page 26, an estimate of the Fund's net realizable value taking into account the substantial costs of completing real estate sales. Based on the appraised value of $3.32 per share, we would expect the Fund to net approximately $3.26 per share after all costs if the properties were sold in the current environment. Of course, we would stress that these valuations are merely estimates and the eventual net sales proceeds may be higher or lower.

         I would note, again in 1995, that there is a discrepancy between the appraisers' and AEW's estimate of fair market value, with the appraisers' valuations being in aggregate some 9% higher than the Adviser's figure. This disparity confirms how imprecise real estate valuations really are. In the end, the only valid valuation is a completed transaction price.

         In the secondary market, the Fund's shares closed the year at $2.88 per share, or some 12% lower than our estimate of fair market value. Trading volume in the Fund's shares has been very light, which is not surprising given the Fund's ongoing liquidation.


LONGER-TERM PERFORMANCE

Based on our estimate of year-end value of $3.32 per share, the Fund's total return (income plus capital change) for 1995 was 4.8%, as shown in the chart at left. This figure compares to an estimated total return of 7.7% for the NCREIF Index of pension real estate portfolios (one of the few indexes available to measure real estate performance). Over the life of the Fund, our total return--although modest in absolute terms--has been very competitive with that of the Index as shown in the chart. We calculate the Fund's total return since June 30, 1987, to be 4.4% annually, versus 3.8% for the Index.

         To help you understand the Fund's income and distribution from net proceeds, we have provided in the chart on page 3 a chronology of the year-end appraised value, annual and cumulative distributions per share. In sum, the value of an investment in the Fund has increased from $10.00 per share at inception on June 30, 1987, to $13.72 per share at year-end 1995, not including the benefit of earnings on cash distributions over the years (which would add another $1.61 per share if invested in Treasury bills, for example).


CONCLUSION

During 1995, the Fund made further progress on its plan of liquidation, which is scheduled to be com-

        VANGUARD REAL ESTATE FUND I YEAR-END APPRAISED VALUE PER SHARE,
                 ANNUAL AND CUMULATIVE DISTRIBUTIONS PER SHARE

[FIGURE 3]

Per Share Amounts:            Inception    1987      1988      1989      1990      1991       1992      1993      1994      1995
---------------------------------------------------------------------------------------------------------------------------------
Current Distributions:           --         $.53      $.64      $.68      $.69      $.69       $.69     $1.69     $4.14      $.65
Year-end Appraised Value:        --        $9.69     $9.87     $9.93     $9.39     $8.37      $8.23     $7.15     $3.79     $3.32
Year-end Tax Cost Basis for
  an Investor*:                 $10.00    $10.00     $9.93     $9.85     $9.78     $9.38      $9.26     $7.57     $3.53     $2.88

* Assuming shares purchased at inception of Fund and subsequently reduced by annual non-taxable return of capital and liquidating distributions, as applicable.


pleted no later than December 12, 1996. The two remaining properties are being actively marketed, and we are hopeful that these sales will be completed during the first six months of 1996. We will keep you both apprised of our progress and remit net proceeds to you expeditiously.

Sincerely,

/s/ JOHN C. BOGLE
-----------------
John C. Bogle
Chairman of the Board                        January 31, 1996

                       REPORT FROM THE INVESTMENT ADVISER

PORTFOLIO OVERVIEW

During the past six months, we have continued to make good progress towards the liquidation of the Fund's portfolio. Only two assets remain to be sold. In December, Sheffield Forest Apartments was sold, generating $14,950,000 in gross proceeds to the Fund. We have entered into a purchase and sales contract for Plaza del Amo in which the potential buyer has placed a non-refundable deposit on the property, and we expect the sale to close by mid-March. In addition, a potential buyer has executed a letter of intent for the purchase of Oakcreek Village, and a purchase and sale agreement is under negotiation.

         Both of the remaining properties continue to be well-leased and stable. Combined average occupancy for Oakcreek Village and Plaza del Amo remains unchanged at 98%. For the remaining two assets, net operating income through November 1995 was 6% ahead of budget.


PROPERTY HIGHLIGHTS

We placed Oakcreek Village (Durham, North Carolina) on the market for sale in mid-summer. Several offers were received, but at levels somewhat below our carrying value. Potential investors appear to have concerns about the current retail investment market in general and the property in particular. Retail sales are weak nationally and potential buyers have been uneasy about the recent opening of a major shopping center in proximity to Oakcreek Village due to the potential ramifications for lease renewals at our shopping center. Consequently, we reduced our estimate of the property's fair market value by $500,000. We are currently negotiating the terms of a purchase and sale agreement with a prospective purchaser and the due diligence process is ongoing. Assuming we are successful in executing a purchase and sale agreement, a sale could close near the end of the first quarter of 1996. The center remains 100% occupied, and we continue to work toward securing early renewals from tenants to maximize the sales proceeds for shareholders.

         We began marketing Plaza del Amo (Torrance, California) for sale early in the fourth quarter, and we have completed several cosmetic capital improvement projects in order to enhance the center's appeal. We have recently completed negotiating the terms of a purchase and sale agreement and the related due diligence with a prospective buyer. Pending the satisfactory completion of the terms and conditions of the contract we anticipate that the sale will close on or about March 15, 1996.

Sincerely,

Aldrich, Eastman & Waltch, L.P.

February 29, 1996


=====================================================================================================
                              PROPERTY                        DECEMBER 31, 1995   DECEMBER 31, 1994
PROPERTY                      TYPE           INVESTMENT TYPE   OCCUPANCY RATE       OCCUPANCY RATE
-----------------------------------------------------------------------------------------------------
1.  PLAZA DEL AMO             Retail         Direct Ownership        95%                 99%
-----------------------------------------------------------------------------------------------------
2.  OAKCREEK VILLAGE          Retail         Direct Ownership       100%                 96%
=====================================================================================================

                                 BALANCE SHEETS

                                                                   December 31, 1995  December 31, 1994
ASSETS                                                                ($ in 000's)       ($ in 000's)
                                                                     -------------       -------------
Investments in Real Estate:
   Direct Ownership Investments:
      Land  . . . . . . . . . . . . . . . . . . . . . . . . . . . .         $9,485              $6,570
      Buildings and Improvements. . . . . . . . . . . . . . . . . .         12,066              21,717
                                                                     -------------       -------------
                                                                            21,551              28,287
      Less--Accumulated Depreciation    . . . . . . . . . . . . . .          1,492               2,069
                                                                     -------------       -------------
                                                                            20,059              26,218
   Mortgage Loan Receivable   . . . . . . . . . . . . . . . . . . .             --              10,646
                                                                     -------------       -------------
   Net Investment Portfolio   . . . . . . . . . . . . . . . . . . .         20,059              36,864
Marketable Securities--REMICs . . . . . . . . . . . . . . . . . . .          1,832               1,992
Short-Term Investments:
   Vanguard Money Market Reserves-Prime Portfolio
      (1,602,632 and 1,478,147 shares, respectively)    . . . . . .          1,603               1,478
   Temporary Cash Investments   . . . . . . . . . . . . . . . . . .         13,981               2,000
Other Assets  . . . . . . . . . . . . . . . . . . . . . . . . . . .            681                 945
                                                                     -------------       -------------
TOTAL ASSETS  . . . . . . . . . . . . . . . . . . . . . . . . . . .        $38,156             $43,279
                                                                     =============       =============

LIABILITIES AND SHAREHOLDERS' EQUITY
Mortgage Loans (including current portion of $113 and $102,
   respectively)    . . . . . . . . . . . . . . . . . . . . . . . .         $2,281              $2,383
Due to Affiliates   . . . . . . . . . . . . . . . . . . . . . . . .            305                  98
Other Liabilities   . . . . . . . . . . . . . . . . . . . . . . . .            402                 297
                                                                     -------------       -------------
TOTAL LIABILITIES   . . . . . . . . . . . . . . . . . . . . . . . .          2,988               2,778
                                                                     -------------       -------------
Shares of Beneficial Interest, without par value, unlimited shares
   authorized   . . . . . . . . . . . . . . . . . . . . . . . . . .         28,884              36,047
Undistributed Net Income  . . . . . . . . . . . . . . . . . . . . .          6,284               4,454
                                                                     -------------       -------------
TOTAL SHAREHOLDERS' EQUITY  . . . . . . . . . . . . . . . . . . . .         35,168              40,501
                                                                     -------------       -------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY  . . . . . . . . . . . .        $38,156             $43,279
                                                                     =============       =============

The accompanying notes are an integral part of these statements.

                               INCOME STATEMENTS

                                                                                     Year Ended December 31,
                                                                           1995                1994               1993
REAL ESTATE INCOME                                                     ($ in 000's)        ($ in 000's)       ($ in 000's)
                                                                        ----------          ----------         ----------
Rental Income   . . . . . . . . . . . . . . . . . . . . . . . . . .         $4,453              $6,753             $7,517
Mortgage Interest Income  . . . . . . . . . . . . . . . . . . . . .            890               1,101              1,279
Net Income from In-Substance Foreclosed Assets  . . . . . . . . . .             --                 319              2,499
                                                                        ----------          ----------         ----------
                                                                             5,343               8,173             11,295
                                                                        ----------          ----------         ----------
REAL ESTATE EXPENSES
Mortgage Interest Expense   . . . . . . . . . . . . . . . . . . . .            233                 243              1,030
Real Estate Taxes   . . . . . . . . . . . . . . . . . . . . . . . .            392                 671                823
Property Operating Expenses   . . . . . . . . . . . . . . . . . . .          1,274               1,465              1,042
Depreciation and Amortization   . . . . . . . . . . . . . . . . . .             --               1,073              1,503
Provision for Possible Losses   . . . . . . . . . . . . . . . . . .            886               1,630              2,798
                                                                        ----------          ----------         ----------
                                                                             2,785               5,082              7,196
                                                                        ----------          ----------         ----------
INCOME FROM REAL ESTATE   . . . . . . . . . . . . . . . . . . . . .          2,558               3,091              4,099
INVESTMENT INCOME FROM SHORT-TERM
   INVESTMENTS    . . . . . . . . . . . . . . . . . . . . . . . . .            314                 820                367
                                                                        ----------          ----------         ----------
                                                                             2,872               3,911              4,466
                                                                        ----------          ----------         ----------
ADMINISTRATIVE EXPENSES
Investment Advisory Fee   . . . . . . . . . . . . . . . . . . . . .            182                 305                421
Administrative Fee  . . . . . . . . . . . . . . . . . . . . . . . .            170                 269                350
Other Administrative Expenses   . . . . . . . . . . . . . . . . . .            342                 367                357
                                                                        ----------          ----------         ----------
                                                                               694                 941              1,128
                                                                        ----------          ----------         ----------
INCOME BEFORE NET GAIN ON SALES   . . . . . . . . . . . . . . . . .
   OF INVESTMENTS   . . . . . . . . . . . . . . . . . . . . . . . .          2,178               2,970              3,338
Net (Loss) Gain on Sales of Investments   . . . . . . . . . . . . .           (348)              9,412                 --
                                                                        ----------          ----------         ----------
NET INCOME  . . . . . . . . . . . . . . . . . . . . . . . . . . . .         $1,830             $12,382             $3,338
                                                                        ==========          ==========         ==========
Weighted Average Number of Shares Outstanding   . . . . . . . . . .     11,019,978          11,019,978         11,039,590
                                                                        ==========          ==========         ==========
Net Income Per Share:
   Income Before Net (Loss) Gain on Sales of Investments  . . . . .           $.20                $.27               $.30
   Net (Loss) Gain on Sales of Investments  . . . . . . . . . . . .           (.03)                .85                 --
                                                                        ----------          ----------         ----------
Net Income Per Share  . . . . . . . . . . . . . . . . . . . . . . .           $.17               $1.12               $.30
                                                                        ==========          ==========         ==========
Ordinary Income Distributions Per Share   . . . . . . . . . . . . .             --               $ .01                 --
Long-Term Capital Gain Distributions Per Share  . . . . . . . . . .             --                 .09                 --
Return of Capital Distributions Per Share   . . . . . . . . . . . .             --                 .35              $1.69
Liquidating Distributions Per Share . . . . . . . . . . . . . . . .           $.65                3.69                 --
                                                                        ----------          ----------         ----------
Total Distributions Per Share   . . . . . . . . . . . . . . . . . .           $.65               $4.14              $1.69
                                                                        ==========          ==========         ==========

The accompanying notes are an integral part of these statements.

                            STATEMENTS OF CASH FLOWS

                                                                                      Year Ended December 31,
                                                                             1995               1994               1993
CASH FLOWS FROM OPERATING ACTIVITIES                                        (000)              (000)              (000)
                                                                          --------            --------           --------
Real Estate Investments:
   Rental Income    . . . . . . . . . . . . . . . . . . . . . . . .       $  4,405              $6,851            $ 7,564
   Mortgage Interest Income   . . . . . . . . . . . . . . . . . . .            808               1,599              3,896
   Mortgage Interest Payments   . . . . . . . . . . . . . . . . . .           (233)               (243)              (609)
   Operating Expense Payments   . . . . . . . . . . . . . . . . . .         (1,637)             (2,211)            (1,780)
                                                                          --------            --------           --------
      Net Cash Provided by Real Estate
       Investments    . . . . . . . . . . . . . . . . . . . . . . .          3,343               5,996              9,071
Interest from Short-Term Investments  . . . . . . . . . . . . . . .            314                 820                367
Administrative Expenses   . . . . . . . . . . . . . . . . . . . . .           (707)               (992)            (1,180)
                                                                          --------            --------           --------
      Net Cash Provided by Operating Activities   . . . . . . . . .          2,950               5,824              8,258
                                                                          --------            --------           --------
CASH FLOWS FROM INVESTING ACTIVITIES
Investments in Real Estate:
   Building Improvements    . . . . . . . . . . . . . . . . . . . .            (57)                (14)              (360)
   Payoff from In-Substance Foreclosed Asset  . . . . . . . . . . .             --                  --             13,500
   Transaction Fees   . . . . . . . . . . . . . . . . . . . . . . .            (25)               (724)              (270)
   Sales of Investments   . . . . . . . . . . . . . . . . . . . . .         16,339              36,060                 --
   Marketable Securities Acquired   . . . . . . . . . . . . . . . .             --                (719)           (15,846)
   Marketable Securities Sold   . . . . . . . . . . . . . . . . . .             --                  --             13,713
   Principal Repayments from Marketable Securities-REMICs   . . . .            274                 284                423
   Shared Appreciation Payments   . . . . . . . . . . . . . . . . .           (110)                 --                 --
                                                                          --------            --------           --------
      Net Cash Provided by Investing Activities   . . . . . . . . .         16,421              34,887             11,160
                                                                          --------            --------           --------
CASH FLOWS FROM FINANCING ACTIVITIES
   Mortgage Principal Payments  . . . . . . . . . . . . . . . . . .           (102)                (94)               (85)
   Distributions Paid   . . . . . . . . . . . . . . . . . . . . . .         (7,163)            (45,622)           (18,629)
   Shares Repurchased   . . . . . . . . . . . . . . . . . . . . . .             --                  --               (587)
                                                                          --------            --------           --------
      Net Cash Used in Financing Activities   . . . . . . . . . . .         (7,265)            (45,716)           (19,301)
                                                                          --------            --------           --------
   NET INCREASE (DECREASE) IN CASH AND
        CASH EQUIVALENTS    . . . . . . . . . . . . . . . . . . . .         12,106              (5,005)               117
   CASH AND CASH EQUIVALENTS--BEGINNING
        OF YEAR   . . . . . . . . . . . . . . . . . . . . . . . . .          3,478               8,483              8,366
                                                                          --------            --------           --------
   CASH AND CASH EQUIVALENTS--END OF YEAR   . . . . . . . . . . . .       $ 15,584            $  3,478           $  8,483
                                                                          ========            ========           ========

   (continued on next page)

                                                                                      Year Ended December 31,
                                                                             1995               1994               1993
                                                                            (000)              (000)              (000)
                                                                          --------            --------           --------
RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY
      OPERATING ACTIVITIES:
   Net Income   . . . . . . . . . . . . . . . . . . . . . . . . . .         $1,830             $12,382             $3,338
   Adjustments to Reconcile Net Income to Net Cash Provided
        by Operating Activities:
      Property Depreciation and Amortization    . . . . . . . . . .             --               1,073              1,503
      Provision for Possible Losses   . . . . . . . . . . . . . . .            886               1,630              2,798
      Decrease in Deferred
        Mortgage Interest Receivable    . . . . . . . . . . . . . .             32                  50                 --
      Net Loss (Gain) on Sales of Investments   . . . . . . . . . .            348              (9,412)                --
      Interest Payable Satisfied  . . . . . . . . . . . . . . . . .             --                  --                421
      Unrealized (Appreciation) Depreciation
        on Marketable Securities  . . . . . . . . . . . . . . . . .           (130)                111                 14
      Changes in Other Assets and Liabilities   . . . . . . . . . .            (16)                (10)               184
                                                                          --------            --------           --------
NET CASH PROVIDED BY OPERATING ACTIVITIES   . . . . . . . . . . . .         $2,950              $5,824             $8,258
                                                                          ========            ========           ========


SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:

On August 1, 1995, the Fund obtained title to its Plaza del Amo investment, in lieu of foreclosure on this shared-appreciation, wrap-around mortgage loan, with the borrower obtaining a residual interest in the shared-appreciation feature of the mortgage (see Note F). Upon transfer of title, the Fund recorded the property at its estimated fair market value less selling costs in lieu of its mortgage loan investment as follows:

      Recorded Net Assets                                      $10,837
      Assets Obtained                           $11,067
      Liabilities Assumed                          (230)
                                                              --------
      Net Assets Obtained                                      $10,837
                                                              ========

On April 13, 1994, the Fund obtained title to its Sheffield Forest investment via a transfer of the partnership interests of the borrower in full satisfaction of the mortgage loan secured by Sheffield (see Note F). The excess of recorded net assets over the fair value of assets obtained, net of liabilities assumed, was charged to the allowance for possible losses in the year ended December 31, 1994, as follows (amounts in 000's):

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

                 STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                                                                     Undistributed
                                                                                      (Accumulated
                                                                                        Taxable
                                                         Shares of                   Distributions
                                                    Beneficial Interest              in Excess of)   Total Shareholders'
                                                Number               Amount            Net Income           Equity
                                                                     (000)               (000)              (000)
                                          -----------------------------------------------------------------------------
Balance: January 1, 1993  . . . . . .        11,087,878             $99,747             $(10,205)            $89,542
Net Income for the Year . . . . . . .                                                      3,338               3,338
Less Distributions:
   Return of Capital  . . . . . . . .                               (18,629)                                 (18,629)
Shares Repurchased  . . . . . . . . .           (67,900)               (510)                                    (510)
                                          -----------------------------------------------------------------------------
Balance: December 31, 1993  . . . . .        11,019,978              80,608               (6,867)             73,741
Net Income for the Year   . . . . . .                                                     12,382              12,382
Less Distributions:
   Ordinary Income    . . . . . . . .                                                        (61)                (61)
   Long-Term Capital Gain   . . . . .                                                     (1,000)             (1,000)
   Return of Capital    . . . . . . .                                (3,899)                                  (3,899)
   Liquidating  . . . . . . . . . . .                               (40,662)                                 (40,662)
                                          -----------------------------------------------------------------------------
Balance: December 31, 1994  . . . . .        11,019,978              36,047                4,454              40,501
Net Income for the Year . . . . . . .                                                      1,830               1,830
Less Distributions:
   Liquidating  . . . . . . . . . . .                                (7,163)                                  (7,163)
                                          -----------------------------------------------------------------------------
Balance: December 31, 1995  . . . . .        11,019,978            $ 28,884              $ 6,284             $35,168
                                          =============================================================================

The accompanying notes are an integral part of these statements.

                         NOTES TO FINANCIAL STATEMENTS

A. GENERAL DESCRIPTION: Vanguard Real Estate Fund I, A Sales-Commission-Free Income Properties Fund (the "Fund"), a Massachusetts business trust established in 1987, is a qualified finite-life real estate investment trust ("REIT") under the Internal Revenue Code of 1986. The Fund's Declaration of Trust precludes the Fund from reinvesting net proceeds from the sale or repayment of its real estate investments in additional real estate investments after December 31, 1993, and contemplates the liquidation of all of the Fund's investments after a period of approximately seven to twelve years following completion of its initial public offering. On December 12, 1994, the Fund's Board of Trustees approved a Plan of Liquidation and Termination (the "Liquidation Plan"). The Liquidation Plan provides that the Fund will dispose of all of its assets, wind up its affairs, pay or adequately provide for the payment of all of its liabilities, and distribute for the benefit of its shareholders all of the Fund's assets over 24 months in complete cancellation and redemption of all issued and outstanding shares of beneficial interest.
The Liquidation Plan provides that the Fund's assets may be sold, conveyed, transferred or otherwise disposed of when and on such terms and conditions as are deemed by the Trustees to be in the best interests of the Fund and the shareholders. It is contemplated that the Fund will be completely liquidated and dissolved by December 12, 1996. To the extent that the Fund has not disposed of all of its assets or made provision for all of its liabilities on December 12, 1996, the Fund intends to form a liquidating trust, the beneficiaries of which will be the shareholders of the Fund. All assets and liabilities not disposed of and discharged will be transferred to the liquidating trust. Shares of the Fund would no longer be traded and the beneficial interests in the liquidating trust would not be readily transferable.

       The Fund intends to continue to qualify as a REIT under the Internal Revenue Code during the Fund's liquidation period.

B. The following significant accounting policies are in conformity with generally accepted accounting principles for real estate investment trusts. Such policies are consistently followed by the Fund in the preparation of financial statements.

1. BASIS OF PRESENTATION: The Fund's financial statements have been prepared on the basis of a going concern using historical cost. In December 1994, upon adoption of the Liquidation Plan, the Fund considered all of its remaining investments as held for sale and reduced the carrying value of such investments to the extent that each investment's then-current carrying value exceeded its estimated net realizable value, defined as estimated fair market value less selling costs. Upon obtaining binding agreements of sale for all of its remaining real estate investments, the Fund will account for such investments on a liquidation basis and at that time will recognize net gains, if any, on such investments.

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

       In years prior to 1995, the Fund held mortgage loan investments then accounted for as in-substance foreclosed assets. In general, property was deemed to be an in-substance foreclosed asset when a debtor had little or no equity in the collateral and proceeds for repayment of the loan were expected to come only from the sale or operation of the collateral. Although legal title to such property had not been obtained, the Fund was considered to have had substantially the same risks and rewards as a mortgagee.

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

       Mortgage interest income is recorded based on the annual effective yield of the respective loans. For former mortgage loans treated for accounting purposes as in-substance foreclosed assets, revenue was recognized only to the extent of cash receipts.

5. PROVISION FOR POSSIBLE LOSSES: Provision for possible losses is provided for estimated losses based upon management's regular evaluation of the recoverability of each investment in the portfolio. Except for investments considered to be held-for-sale, management's evaluation included consideration of cash flows during each investment's estimated remaining holding period. Provisions for possible losses are recorded as direct write downs of the carrying value of direct ownership investments and through an allowance account for mortgage loans receivable deemed to be impaired. Prior to 1995, impaired loans were considered to be in-substance foreclosed assets. Subsequent provisions to reduce the carrying value of in-substance foreclosed assets were included in an allowance for possible losses.The Fund's management believes that the provision recorded to write down the carrying values of its remaining direct ownership investments is adequate at December 31, 1995; however, the provision is based on estimates and actual results may vary from current estimates.

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

7. SHORT-TERM AND MARKETABLE SECURITIES INVESTMENTS: Investments in marketable securities, including Vanguard Money Market Reserves-Prime Portfolio, are carried at fair, or market, value. Unrealized appreciation/depreciation resulting from adjustments to carry such securities at market value is reflected in mortgage interest income. Temporary cash investments are carried at amortized cost, which approximates market value. The Fund's temporary cash investments consisted of U.S. Treasury bills and commercial paper at December 31, 1995.

8. CASH EQUIVALENTS: For purposes of the Statements of Cash Flows, the Fund considers all liquid short-term investments with original maturities of less than three months to be cash equivalents.

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

C. Under the terms of an agreement expiring December 31, 1996, as amended, the Fund pays Aldrich, Eastman and Waltch, L.P. (the "Adviser") an annual investment advisory fee equal to .5% of the average fair market value of the Fund's real estate investments. The Fund also pays the Adviser investment transaction fees generally equal to an amount ranging from 1.5% to 2% of the proceeds realized from its real estate investments and to .65% of the proceeds realized from refinancing mortgage loans outstanding. Pursuant to an amendment of the agreement dated September 2, 1994, investment transaction fees will be equal to 1.5% of the proceeds realized from real estate investments unless such proceeds exceed an agreed-upon target amount above the investment's March 31, 1994, appraised value, in which case investment transaction fees will be equal to 2% of such proceeds. At December 31, 1995, the associated investment transaction fee percentage for all of the Fund's remaining real estate investments, if sold at their current appraised value, would be 1.5%. The Fund incurred real estate investment transaction fees of $245,000, $724,000, and $270,000, respectively, for 1995, 1994, and 1993.

D. Under the terms of an agreement expiring December 31, 1996, the Fund pays The Vanguard Group, Inc. (the "Sponsor") an administrative fee calculated at an annual percentage rate of the average fair market value of the Fund's real estate investments and temporary cash investments (excluding investments in Vanguard Money Market Reserves-Prime Portfolio). The administrative fee represents an effective annual rate of .4% of the average fair market value of such investments for the years ended December 31, 1995, 1994, and 1993, respectively.

E. The Fund's wholly-owned direct real estate investments consisted of the following:

                                               December 31, 1995                               December 31, 1994 (5)
                                                 (In thousands)                                    (In thousands)
                                   --------------------------------------             --------------------------------------
                                                  ACCUMULATED                                       ACCUMULATED
DESCRIPTION                            COST       DEPRECIATION      NET                   COST      DEPRECIATION      NET
--------------                     --------------------------------------             --------------------------------------
SHOPPING CENTERS (1)(4)
Land                                  $ 9,485       $    --       $ 9,485                $ 3,050       $    --      $  3,050
Buildings and
   Improvements                        12,066        (1,492)      $10,574                  7,927        (1,492)        6,435
                                      -------       -------       -------                -------       -------       -------
                                       21,551        (1,492)       20,059                 10,977        (1,492)        9,485
                                      -------       -------       -------                -------       -------       -------
OFFICE BUILDINGS (2)
Land                                       --            --            --                    520            --           520
Buildings and
   Improvements                            --            --            --                  1,776          (355)        1,421
                                      -------       -------       -------                -------       -------       -------
                                           --            --            --                  2,296          (355)        1,941
                                      -------       -------       -------                -------       -------       -------
RESIDENTIAL (3)
Land                                       --            --            --                  3,000            --         3,000
Buildings and
   Improvements                            --            --            --                 12,014          (222)       11,792
                                      -------       -------       -------                -------       -------       -------
                                           --            --            --                 15,014          (222)       14,792
                                      -------       -------       -------                -------       -------       -------
TOTAL                                 $21,551       $(1,492)      $20,059                $28,287       $(2,069)      $26,218
                                      =======       =======       =======                =======       =======       =======

(1) On July 31, 1995, the Fund obtained title to the Plaza del Amo Shopping Center (see Note F).

(2) On July 28, 1995, the Fund sold the remaining buildings, Shoreview and Fairview, in its Minnesota Portfolio for $1,780,000. The Fund realized a loss of $336,000 on the sale of the buildings. This loss was recognized via a direct write down of the investment's carrying value in the first quarter of 1995.

(3) On April 13, 1994, the Fund obtained title to Sheffield Forest Apartments ("Sheffield") by means of a transfer of all of the partnership interests of the borrower in full satisfaction of the then-outstanding mortgage loan secured by Sheffield. The borrower that formerly owned and operated Sheffield funded, pursuant to a guarantee which expired on December 7, 1993, interest on the mortgage loan secured by the Sheffield property in excess of cash flow generated by the property during 1993. The Fund and the borrower were unable to reach satisfactory restructuring terms on the loan, and the borrower defaulted on the loan in January 1994 by making only a partial payment of its then-due interest installment. This investment, classified as an in-substance foreclosed asset since 1991 and which had been written down to its estimated fair value minus selling costs at December 31, 1993, was reclassified as a direct ownership investment at the date of transfer. No additional loss was required to be recorded at the date of the transfer since the allowance for possible losses previously recorded sufficiently reduced the carrying value of the Sheffield investment to its then-estimated net realizable value. On December 15, 1995, the Fund sold Sheffield for a contract price of $14,950,000. The Fund realized an additional loss of $348,000 on the sale.

(4) During 1995, the Fund's management further wrote down Oakcreek Village's carrying value in the amount of $550,000, primarily as a result of a decline in its appraised value, to its estimated net realizable value.

(5) Upon adoption of the Liquidation Plan in December 1994, the Fund's management wrote down the carrying value of its three direct ownership investments to reflect the effect of their held-for-sale status on management's assessment of the investments' recoverability.

F.     The Fund's mortgage loan receivable consisted of the following:

                                                                                                     (In thousands)
                             ------------------------------------------------------------------------------------------
                                    MATURITY         CALL         EFFECTIVE         PAY               DECEMBER 31,
DESCRIPTION                           DATE           DATE           RATE           RATE            1995           1994
-----------------------------------------------------------------------------------------------------------------------
PLAZA DEL AMO:
   shared-appreciation, wrap-
      around mortgage loan            1995           1994           10.3%       9.7%-10.8%          --          $10,646
                                                                                                 -------        -------
TOTAL                                                                                               --          $10,646
                                                                                                 =======        =======

         In late September 1994, the Fund exercised its call right with respect to its Plaza del Amo ("Plaza") shared-appreciation, wrap-around mortgage loan investment. As a result, the entire balance of the loan, less the unpaid balance of the senior mortgage on the Plaza property, was due and payable in late March 1995. The borrower failed to tender payment of the outstanding loan balance on the due date, resulting in a default under the terms of the loan. On August 1, 1995, the borrower transferred title to the property, in lieu of foreclosure, to the Fund with the borrower retaining a residual interest in the shared-appreciation feature of the mortgage.

         Under the original loan terms, upon repayment of the loan, both the borrower and the Fund were entitled to a share of the property's appreciation, if any, equal to 50% of Plaza's fair market value in excess of the original wrap-around loan balance of $10,646,000. In consideration for the borrower agreeing to transfer title to the Fund in lieu of foreclosure, the transfer agreement provides that, upon the Fund's ultimate sale of Plaza, the Fund will pay the borrower the greater of 2% of Plaza's net sales proceeds, as defined, or a share of Plaza's net sales proceeds in excess of the original wrap-around mortgage loan balance such that the borrower and the Fund share in the Property's appreciation equally as contemplated in the original mortgage loan agreement.

         Upon transfer of title, the Fund recorded the property at its estimated fair market value less selling costs. Such costs included the estimated minimum shared-appreciation obligation of $230,000 guaranteed the borrower pursuant to the transfer agreement, such amount determined based on the property's current estimated fair market value. Of this amount, $110,000 was paid to the borrower on the transfer date. Since the estimated net realizable value of the property received approximated the carrying value of the Fund's mortgage loan investment, no gain or loss was recorded during the year ended December 31, 1995, as a result of the Fund obtaining title to Plaza.

         In 1993, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 114 (SFAS 114), "Accounting by Creditors for the Impairment of a Loan." Adoption of SFAS 114 is required for the year beginning January 1, 1995. It requires that loans, such as the Fund's former mortgage loan receivable, if impaired, be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, or as a practical expedient, at the loan's observable market price or the fair value of the collateral. Because the Fund already recognizes such reductions of value, if present, through its provision for possible losses, adoption of SFAS 114 did not have a significant effect on the Fund's financial position or results of operations.

G. Write downs in the carrying value of direct ownership and in-substance foreclosed asset investments, recorded to the provision for possible losses, are as follows:

                                                               (In thousands)
                                       ------------------------------------------------------------
                                                                 YEAR ENDED
                                        DECEMBER 31, 1995     DECEMBER 31, 1994   DECEMBER 31, 1993
---------------------------------------------------------------------------------------------------
Direct Ownership
   Investments--see Note E                      $886                $1,920                  --
In-Substance Foreclosed Asset
   Investments--see Notes E and F                 --                    --              $3,500
                                             -------               -------             -------
Provision for Possible Losses                   $886                $1,920              $3,500
                                             =======               =======             =======

The provision for possible losses in the years ended December 31, 1994 and December 31, 1993 include charge-offs in the amounts of $290,000 and $702,000, respectively.

H. The Fund's mortgage loans payable consisted of the following:

                                                                        (In thousands)
                                                               -----------------------------------
                                                                December 31,         December 31,
Description                                                         1995                 1994
--------------------------------------------------------------------------------------------------
PLAZA DEL AMO:
   senior mortgage loans, secured by the shopping center,
   principal, and interest payable over term
      10%, matures June 2007                                        $2,141              $2,236
      9.5%, matures June 2007                                          140                 147
                                                                   -------             -------
TOTAL                                                               $2,281              $2,383
                                                                   =======             =======

Both mortgage loans contain prepayment penalty provisions based on a percentage of the mortgage loan outstanding. Such percentage reduces during the term of the loan. At December 31, 1995, the penalty amount, if the loans were repaid as of that date, would be $80,000.

         Scheduled principal payments for each of the next five years and thereafter are as follows:

Year Ending December 31,                 (In thousands)
                                         --------------
1996                                          $  113
1997                                             125
1998                                             139
1999                                             155
2000                                             173
Thereafter                                     1,576
                                         --------------
TOTAL PRINCIPAL PAYMENTS                      $2,281
                                         ==============

I. For the Fund's wholly-owned direct real estate investments, annual minimum future rentals to be received under operating leases in effect at December 31, 1995, are as follows:

Year Ending December 31,                 (In thousands)
                                         --------------
1996                                          $1,182
1997                                             921
1998                                             757
1999                                             701
2000                                             663
Thereafter                                     1,832
                                         --------------
TOTAL MINIMUM FUTURE RENTALS                  $6,056
                                         ==============

         Total minimum future rentals do not include contingent rentals under certain leases based upon lessees' sales volumes. Contingent rentals aggregating $43,000, $4,000, and $37,000 were received during 1995, 1994, and 1993, respectively. Certain leases also require lessees to pay all or a portion of real estate taxes and operating costs.

J. During the fourth quarter of 1990, the Fund's Board of Trustees authorized the Fund to repurchase in the open market from time to time up to 500,000 of the Fund's outstanding shares. As of December 31, 1995, 413,725 shares have been repurchased at an aggregate cost of $3,134,000. No shares have been repurchased since September 1993 and the Fund's management, in consideration of the Liquidation Plan, does not expect the Fund to repurchase any further shares.

K. The Fund's investment in marketable securities consisted of the following:

                                                                                    (In thousands)
                                                                         -----------------------------------
DESCRIPTION                                     STANDARD & POOR'S RATING  DECEMBER 31,         DECEMBER 31,
(COST IN THOUSANDS)                                    (UNAUDITED)            1995                 1994
------------------------------------------------------------------------------------------------------------
Resolution Trust Corporation (RTC)                        AA                 $1,295              $1,336
   Series 1992-C5, Class B REMIC
   6.9%, cost $1,458
Resolution Trust Corporation (RTC)                        AAA                   537                 656
   7.0%, cost $659
                                                                            -------             -------
TOTAL                                                                        $1,832              $1,992
                                                                            =======             =======


         Unrealized appreciation (depreciation) recorded to adjust the carrying value of the securities to their respective market values was $5,000, ($125,000) and ($14,000), respectively, at December 31, 1995, 1994, and 1993.
During 1993, four other RTC REMIC securities were purchased and subsequently sold at a realized gain of $8,000. Such gain, determined based on the cost of the specific securities sold, is included in mortgage interest income for the year ended December 31, 1993.

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

L. In the first quarter of 1993, the Fund defaulted on its mortgage loan obligation secured by the Citadel II investment in Orlando, Florida. During the period of default, the net cash flow generated from the property's operations were remitted to the lender on a monthly basis, under terms of a cash flow agreement. Accordingly, the Fund did not realize any net income or receive any cash flow from the property during the default period. The Fund's Adviser had previously approached the lender in an effort to restructure the loan; however, a restructuring satisfactory to both the Fund and the lender could not be achieved. Accordingly, on September 1, 1993, the Fund ceded title of the property to the lender in full satisfaction of amounts due under the non-recourse mortgage loan obligation. Since the Citadel II investment had previously been written down to the remaining principal balance of the loan, no additional loss on this investment was recognized in the year ended December 31, 1993.

M. The unaudited quarterly results of operations for the years ended December 31, 1995, and 1994, are as follows:

                                            QUARTER ENDED                                   QUARTER ENDED
(amounts in thousands,      MAR. 31,    JUN. 30,    SEP. 30,     DEC. 31,    MAR. 31,    JUN. 30,    SEP. 30,   DEC. 31,
except per share data)        1995        1995        1995         1995        1994        1994        1994       1994
----------------------      --------------------------------------------     -------------------------------------------
Real Estate and Short-
    term Investment
    Income                   $1,387      $1,421      $1,408      $1,441      $2,333       $2,323      $2,444      $1,893
                            =======     =======     =======     =======     =======      =======     =======     =======
Net Income (Loss)            $  333      $  769      $  868      $ (140)     $1,420       $  399      $  989      $9,574
                            =======     =======     =======     =======     =======      =======     =======     =======
Per Share
    Net Income (Loss)        $  .03      $  .07      $  .08      $ (.01)     $  .13       $  .04      $  .09      $  .86
                            =======     =======     =======     =======     =======      =======     =======     =======

(1) Net loss for the quarter ended December 31, 1995 includes (i) a loss on the sale of the Sheffield Forest investment in the amount of $348,000 and (ii) a provision for possible losses in the amount of $550,000 to write down the carrying value of one of the Fund's remaining direct ownership investments to its estimated net realized value (see Note E).

(2) Net income for the quarter ended December 31, 1994 includes (i) a gain on the sale of the Seattle investment in the amount of $9,479,000 and, (ii) a provision for possible losses in the amount of $850,000 to write down the carrying value of each of the Fund's three remaining direct ownership investments to their estimated net realizable values (see Notes B and E).

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and Trustees of
Vanguard Real Estate Fund I

In our opinion, the accompanying balance sheets and the related income statements and statements of changes in shareholders' equity and cash flows present fairly, in all material respects, the financial position of Vanguard Real Estate Fund I (the "Fund") at December 31, 1995 and 1994, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Fund's management; our responsibility is to express an opinion on these statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

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

PRICE WATERHOUSE LLP

Thirty South Seventeenth Street
Philadelphia, Pennsylvania 19103
March 8, 1996

                            SELECTED FINANCIAL DATA
                 (amounts in thousands, except per share data)

The following table sets forth selected financial data for the Fund and should be read in conjunction with the financial statements included elsewhere herein.

                                                                              Year Ended December 31,
RESULTS OF OPERATIONS:                                1995             1994             1993             1992             1991
                                                   --------         --------          --------         --------         --------
      Real estate and short-term
         investment income    . . . . . . . . . .   $ 5,657          $ 8,993          $ 11,662         $ 12,275         $ 12,901
      Income (loss) from real estate    . . . . .     2,558            3,091             4,099            2,156             (221)
      Funds from operations (a)   . . . . . . . .     3,064            5,673             7,639            7,456            7,631
      Net income    . . . . . . . . . . . . . . .     1,830           12,382             3,338            1,345              394
PER SHARE (b):
      Net income    . . . . . . . . . . . . . . .   $   .17          $  1.12          $    .30         $    .12         $    .03
      Income distributions    . . . . . . . . . .        --              .01                --              .57              .29
      Long-term capital gain distributions  . . .        --              .09                --               --               --
      Return of capital distributions     . . . .        --              .35              1.69              .12              .40
      Liquidating distributions   . . . . . . . .       .65             3.69                --               --               --
      Total distributions   . . . . . . . . . . .       .65             4.14              1.69              .69              .69
FINANCIAL POSITION:
      Real estate investments (c)   . . . . . . .   $20,059          $36,864          $ 64,989         $ 92,940         $ 98,464
      Total assets    . . . . . . . . . . . . . .    38,156           43,279            76,925          104,859          112,606
      Long-term obligations   . . . . . . . . . .     2,168            2,281             2,384           14,234           14,404
      Total liabilities   . . . . . . . . . . . .     2,988            2,778             3,184           15,317           15,588
      Total shareholders' equity    . . . . . . .    35,168           40,501            73,741           89,542           97,018

(a) Funds from operations is calculated by adding back depreciation, amortization, and the Fund's provision for possible losses to income
      (loss) before net gain (loss) on sales of investments. Funds from operations should not be considered as an alternative to net income as an indicator of the Fund's operating performance or to cash flows as a measure of liquidity.

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


                      MARKET AND DISTRIBUTION INFORMATION

The Fund's Shares of Beneficial Interest ("Shares") are traded on the American Stock Exchange under the symbol "VRO." As of December 31, 1995, there were approximately 15,316 shareholders of record of the Fund's Shares.

                                                                      Year Ended December 31, 1995
                                           -------------------------------------------------------------------------
                                                  Share Prices                            Distributions Declared
                                           ------------------------------            -------------------------------
                                              High                Low                           Per Share
                                           ------------------------------            -------------------------------
For the Quarter Ended:
   March 31, 1995   . . . . . . .             $4 1/4           $3 7/16                             $ .05
   June 30, 1995  . . . . . . . .              3 15/16          2 13/16                              .05
   September 30, 1995   . . . . .              3 1/4            2 9/16                               .05
   December 31, 1995  . . . . . .              3 1/2            2 7/8                                .50
                                           ==============================            ===============================

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         Vanguard Real Estate Fund I, a Sales-Commission-Free Income Properties Fund (the "Fund"), a Massachusetts business trust established in 1987, is a qualified finite-life real estate investment trust ("REIT") under the Internal Revenue Code of 1986. The Fund's current real estate investments include two direct ownership income-producing commercial properties (comprised of two shopping centers). Geographically, the Fund's investments are located in each of the Pacific and Mideast regions. The Fund's Declaration of Trust initially contemplated the liquidation of all of the Fund's investments after a period of approximately seven to twelve years following completion of its initial public offering, or between June 30, 1994 and 1999, respectively.

         On December 12, 1994, the Fund's Board of Trustees approved a Plan of Liquidation and Termination (the "Liquidation Plan"). The Trustee's decision to then adopt the Liquidation Plan was driven by several factors, including real estate market conditions affecting each investment in the Fund's portfolio and tax considerations affecting real estate investment trusts. The Liquidation Plan provides that the Fund will dispose of all of its assets, wind up its affairs, pay or adequately provide for the payment of all of its liabilities, and distribute for the benefit of its shareholders all of the Fund's assets over 24 months, in complete cancellation and redemption of all issued and outstanding shares of beneficial interest. Under the Liquidation Plan, the Fund's Adviser (Aldrich, Eastman and Waltch, L.P.), Trustees and officers are authorized and directed to take any and all actions as may be necessary or convenient to market the assets of the Fund and convert them into a form that may be distributed to shareholders. The Liquidation Plan provides that the Fund's assets may be sold, conveyed, transferred or otherwise disposed of when and on such terms and conditions as are deemed by the Trustees to be in the best interests of the Fund and the shareholders.

         The Fund is currently in the process of liquidating its real estate investments with the intention of distributing the net proceeds to its shareholders in accordance with the Liquidation Plan. It is contemplated that the Fund will be completely liquidated and dissolved by December 12, 1996. To the extent that the Fund has not disposed of all of its assets or made provision for all of its liabilities on December 12, 1996, the Fund intends to form a liquidating trust, the beneficiaries of which will be the shareholders of the Fund. All assets and liabilities of the Fund not previously disposed of and discharged will be transferred to the liquidating trust. Shares of the Fund would no longer be traded and the beneficial interests in the liquidating trust would not be readily transferable. See "Distributions" and "Liquidity and Capital Resources."

         On December 15, 1995, the Fund sold the Sheffield Forest Apartment complex investment located in Silver Spring, Maryland for net proceeds of $14,421,000. It is anticipated that the net proceeds from the sale of the Sheffield investment will be distributed to the Fund's shareholders with the first quarterly distribution of 1996.

         The Fund intends to continue to qualify as a REIT under the Internal Revenue Code during the Fund's liquidation period.

RESULTS OF OPERATIONS

1995 as compared to 1994

         Net Income

         For the year ended December 31, 1995, the Fund earned net income of $1,830,000, or $.17 per share, as compared to net income of $12,382,000, or $1.12 per share, for the year ended December 31, 1994. Net income for the year ended December 31, 1995 included a net loss on sales of investments of ($348,000), or ($.03) per share, resulting from the Fund's December 15, 1995 sale of its Sheffield Forest Apartment ("Sheffield") complex investment. Net income for the year ended December 31, 1994 included a net gain on sales of investments of $9,412,000, or $.85 per share, resulting from a gain of $9,479,000 realized from the Fund's sale of its Seattle Industrial Park investment, offset by a loss of $67,000 on the sale of the Deluxe Check building of the Minnesota Portfolio. The losses on Sheffield and Deluxe Check were in addition to previously recognized provisions for possible losses to state the properties at their respective then-estimated net realizable value.

         The Fund's net income before net loss on sales of investments for the year ended December 31, 1995, was $2,178,000, or $.20 per share, as compared to net income before net gain on sales of investments for the year ended December 31, 1994 of $2,970,000, or $.27 per share, representing a decrease in net income of $792,000. This decrease, as more fully described below, primarily reflects decreases in net rental income, net income from in-substance foreclosed assets, mortgage interest income and investment income from short-term investments. These decreases in net income were partially offset by
(i) a provision for possible losses of $886,000 in 1995 as compared to $1,630,000 for 1994, (ii) a decrease in depreciation and amortization expenses and (iii) a decrease in administrative expenses, in each case as compared to such items in 1994.

         Provisions for Possible Losses

         The Fund's 1995 provision for possible losses in the amount of $886,000 was recorded to write down the carrying values of the Fund's investments in the remaining two buildings of the Minnesota Portfolio and Oakcreek Village to their respective estimated net realizable values. By comparison, the Fund's 1994 provision for possible losses was recorded to write down the carrying value of (i) the Deluxe Check building and (ii) the Fund's then-remaining three direct ownership investments upon adoption of the Fund's Liquidation Plan to their estimated net realizable values.

         The provision for possible losses is based upon management's regular evaluation of the recoverability of each investment in the portfolio. Prior to the adoption of the Liquidation Plan on December 12, 1994, management's evaluation of recoverability was based upon (i) the Adviser's analysis of current property values (adjusted for estimated selling costs), (ii) independent appraisals, and (iii) management's estimate of each investment's remaining holding period. Upon adoption of the Liquidation Plan, the Fund's remaining real estate investments are considered to be held for sale, rather than for the production of income, and, accordingly, are, for purposes of assessing their recoverability, considered to have no remaining holding period. Any net income generated by the Fund's investments prior to their liquidation will be reported in the Fund's Income Statements to the extent it is received. With respect to the remaining two buildings of the Minnesota Portfolio, during the first quarter of 1995, Fund management, based on information provided by the Fund's Adviser, recorded a provision for possible losses to reduce the buildings' carrying values. The two buildings were subsequently sold in the third quarter of 1995 for a contract price of $1,780,000. In connection with the sale of the Shoreview and Fairview buildings, the Fund paid its Adviser a disposition fee of $25,000, representing 1.5% of the net proceeds of the transaction. With respect to Oakcreek, during the fourth quarter of 1995, Fund management wrote down the carrying value of the investment by $550,000 to reflect a decline in the independent appraised value of the property primarily resulting from increased retail competition in Oakcreek's market.

         The Fund's management believes that the provision recorded to write down the carrying value of its remaining direct ownership investments is adequate at December 31, 1995; however, the provision is based on estimates and actual results may vary from current estimates.

         Net Rental Income

         Net rental income (rental income less real estate taxes and property operating expenses) decreased by $1,830,000, or 40%, from $4,617,000 for the year ended December 31, 1994 to $2,787,000 for the year ended December 31, 1995. This decrease was primarily due to the dispositions of Seattle and Deluxe Check in 1994, which provided the Fund with net rental income of $2,398,000 and $439,000, respectively, during their respective 1994 holding periods. This decrease was primarily offset by an increase of $608,000 of net rental income generated for the Fund in 1995 by Sheffield, to which the Fund obtained title on April 13, 1994, and by net rental income generated for the Fund in 1995 by the Plaza del Amo Shopping Center ("Plaza"), to which the Fund obtained title on August 1, 1995 as described in Note F to the accompanying financial statements. Net rental income provided by Plaza aggregated $435,000 from August 1 through December 31, 1995.

         At each of December 31, 1995 and December 31, 1994, the overall occupancy rate of the Fund's remaining direct real estate investments was 98% and 97%, respectively. Leases for 1% of the rentable space of the properties directly owned by the Fund expire during 1996. The Fund's Investment Adviser is currently working to renew leases and to identify new tenants for space covered by leases that have expired or are expiring. However, there is no assurance that the Fund will be able to maintain its current occupancy and level of income.

         Net Income From In-Substance Foreclosed Assets

         Net income from in-substance foreclosed assets decreased from $319,000 in the year ended December 31, 1994, to $0 in the year ended December 31, 1995. Sheffield provided net income of $319,000 as an in-substance foreclosed asset in 1994 prior to the Fund obtaining title to the property, at which time it was reclassified from an in-substance foreclosed asset to a direct ownership investment. Sheffield was subsequently sold in the fourth quarter of 1995.

         Mortgage Interest Income

         Mortgage interest income decreased by $211,000, or 19%, from $1,101,000 in 1994 to $890,000 in 1995. This decrease was primarily due to a decrease of $460,000 in interest income earned due to the Fund obtaining title to the Plaza del Amo mortgage investment in the third quarter of 1995, primarily offset by adjustments to the carrying value of the Fund's investment in mortgage-backed securities to state such securities at their fair market value. In 1994, mortgage interest income was reduced by a provision for unrealized depreciation in market value of $111,000. In 1995, mortgage interest income included unrealized appreciation of $130,000. These investments were acquired as an additional temporary investment vehicle for excess working capital reserve balances. The securities were subsequently sold in January 1996. Net proceeds on the sales approximated their aggregate year-end carrying value.

         Investment Income from Short-Term Investments

         Investment income from short-term investments decreased by $506,000, from $820,000 for the year ended December 31, 1994 to $314,000 for the year ended December 31, 1995. This decrease is primarily due to a lower average short-term investment balance in 1995, as compared to 1994, primarily due to the investment of the proceeds made available by the sales of Deluxe Check in August 1994 and Seattle in October 1994 prior to the distribution of the majority of such proceeds to shareholders in the year-end 1994 distribution.

         Administrative Expenses

         Administrative expenses decreased by $247,000, or 26%, from $941,000 for the year ended December 31, 1994 to $694,000 for the year ended December 31, 1995. This decrease was primarily due to lower advisory and administrative fees payable in the 1995 period, which fees are based on average invested real estate assets. The Fund's advisory fee expenses decreased during 1995 due to:
(i) the sale of the Deluxe Check and Seattle investments in 1994, and (ii) the sale of the two remaining buildings of the Minnesota investment in 1995.

         Depreciation and Amortization Expenses

         Depreciation and amortization expense decreased from $1,073,000 in the year ended December 31, 1994 to $0 in the year ended December 31, 1995. In December 1994, upon adoption of the Liquidation Plan, the Fund classified all of its remaining investments as "held for sale." Prior to the adoption of the Liquidation Plan, depreciation on real estate owned was computed using the straight-line method over 40 years for buildings and costs incurred in conjunction with the acquisition of real estate investments were deferred and amortized on a straight-line basis over the life of the loan for mortgage loan investments and the life of the property for equity investments. Subsequent to adoption of the Liquidation Plan, no depreciation or amortization expense related to the Fund's owned real estate and acquisition cost is recognized since the Fund's real estate investments are considered to be held-for-sale assets.


1994 as compared to 1993

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

         Net rental income (rental income less real estate taxes and property operating expenses) decreased by $372,000, or 7%, from $4,989,000 for the year ended December 31, 1993 to $4,617,000 for the year ended December 31, 1994. This decrease was primarily due to the dispositions of Seattle and Deluxe Check, which generated for the Fund net rental income of $2,398,000 and $439,000, respectively, during their respective 1994 holding periods, as compared to $3,172,000 and $640,000, respectively, for the full year in 1993. This decline was partially offset by the net rental income generated for the Fund in 1994 by the Sheffield Forest Apartment complex, to which the Fund obtained title on April 13, 1994.

         Net income from in-substance foreclosed assets decreased by $2,180,000, or 87%, from $2,499,000 in the year ended December 31, 1993 to
$319,000 in the year ended December 31, 1994. This decrease was primarily a result of: (i) the discounted payoff in late July 1993 of the Carmel mortgage loan investment, and (ii) the Fund obtaining title to Sheffield in April 1994.

         Mortgage interest income decreased by $178,000, or 14%, from $1,279,000 in 1993 to $1,101,000 in 1994. This decrease was primarily due to:
(i) a decrease of $63,000 in interest income earned from the Fund's investments in RTC-issued mortgage-backed securities; and (ii) valuation adjustments totaling $111,000 recorded during 1994 to reduce the carrying value of such mortgage-backed securities. Interest income earned from mortgage-backed securities decreased as a result of a lower average investment balance of such securities in 1994 as compared to 1993.

         Investment income from short-term investments increased by $453,000, from $367,000 for the year ended December 31, 1993, to $820,000 for the year ended December 31, 1994. This increase is primarily due to income from the investment of the proceeds made available by the sales of the Deluxe Check building in August 1994 and Seattle Industrial Parks in October 1994 and an increase in prevailing short-term interest rates in 1994 as compared to 1993.

         Administrative expenses decreased by $187,000, or 17%, from $1,128,000 for the year ended December 31, 1993, to $941,000 for the year ended December 31, 1994. This decrease was primarily due to lower advisory and administrative fees payable in the 1994 period. The Fund's average assets invested in real estate decreased during 1994 due to (i) the payoff of the Carmel investment and subsequent distribution of the proceeds to shareholders in 1993 and (ii) the sale of the Deluxe Check and Seattle investments in 1994.


DISTRIBUTIONS

         Prior to the adoption of the Liquidation Plan on December 12, 1994, the Fund's policy was to distribute, at a minimum, all of its taxable income to its shareholders. Subsequent to adoption of the Liquidation Plan, the Fund's Trustees have sought and continue to seek to distribute net proceeds from the liquidation of the Fund's investments at such time and, in such amounts, which is, in the opinion of the Trustees, in the best interests of the Fund's shareholders. In establishing distribution rates, the Fund's Trustees consider the operating performance of the Fund, the Fund's cash position and aggregate future cash requirements. Total liquidating distributions declared by the Fund in 1995 aggregated $7,163,000, or $.65 per share, compared to distributions in the amount of $45,622,000, or $4.14 per share, and $18,629,000, or $1.69 per share, made in 1994 and 1993, respectively. Distributions to shareholders in 1995 included three quarterly liquidating distributions at $.05 per share, and a $5,510,000, or $.50 per share, liquidating distribution made at year end. The year-end liquidating distribution included net proceeds from the Fund's sale of its Shoreview and Fairview buildings of the Minnesota Portfolio in July 1995. In determining the amount of such distributions, the Fund estimated its aggregate future cash requirements necessary to: (i) fund its capital and tenant improvement and leasing programs necessary to maintain the value of its remaining property investments, (ii) maintain its minimum working capital reserve requirement and (iii) make its principal payments on mortgage loan debt outstanding during the estimated remaining liquidation period for all of the Fund's investments.

         A significant portion of the previous years' distributions represented a return of shareholders' capital or liquidating distributions. Return of capital and liquidating distributions are non-taxable to a shareholder to the extent the shareholder has remaining tax cost basis in the Fund's shares. Return of capital distributions aggre-gated $3,899,000, or $.35 per share, and $18,629,000, or $1.69 per share in
1994 and 1993, respectively. Liquidating distributions aggregated $40,662,000, or $3.69 per share in 1994.

         During the Fund's liquidation period, its ability to make quarterly distributions will be dependent upon its financial condition, earnings and cash flow, cash position and future working capital requirements. As a result of the 1995 liquidating distributions and the subsequent year-end liquidating distribution of the proceeds from property sales, the book value of the Fund's shares has been further reduced. Accordingly, the amount of future income the Fund may be expected to generate has also been reduced. Further, as a result of the adoption of the Liquidation Plan, the Fund's remaining investments are being held for sale, rather than the production of income, and, accordingly, income can be expected to decline throughout the Fund's liquidation period. In the opinion of the Trustees, the Fund had adequate working capital reserves to make three quarterly liquidating distributions at a rate of $.05 per share during the nine-month period ended September 30, 1995.

         Future quarterly liquidating distributions to shareholders, excluding any amounts distributed from net proceeds from property sales, will be largely dependent upon the amount of funds from operations generated by the Fund during its liquidation period. Funds from operations are generated from the operations of the Fund's direct real estate investments and interest income on short-term investments. Accordingly, unfavorable economic conditions, vacancies, environmental requirements, reductions in prevailing short-term interest rates or increases in major expenses such as energy, insurance, and real estate taxes during the liquidation period could have an adverse impact upon the Fund's future funds from operations and distributions to shareholders. The exact amount of future quarterly distributions to shareholders will be determined by the Trustees at their quarterly Board meetings based on the Fund's actual results of operations and cash position. The timing and amount of distributions of net proceeds from property sales to shareholders will be determined by the Trustees as such amounts are realized based on relevant considerations, such as the Fund's then current results of operations, cash position, and future working capital requirements.

         Under the Liquidation Plan, the Fund intends to sell or otherwise dispose of its real estate investments. In disposing of real estate investments, the Fund is in competition with other domestic institutional investors, including commercial banks and other financial institutions, insurance companies, pensions and other retirement funds, mortgage bankers, other real estate investment trusts, real estate brokers, developers and various types of foreign investors who may be seeking to dispose of real estate investments. In the case of leased properties which the Fund owns, the marketability of the investments is also affected by how rental rates, lease terms, free-rent concessions, and tenant improvement allowances compare with those in local markets.

         If the Fund's remaining real estate investments are sold or disposed of prior to December 12,1996, it is the Fund's intention to make a final liquidating distribution, or distributions, prior to that date. Any assets which have not been distributed as of December 12, 1996, will be contributed to a liquidating trust, of which the shareholders will be beneficiaries. The shares of the Fund would no longer be traded and the beneficial interests in the liquidating trust would not be readily transferable.

         At present, the Fund, through its Adviser, is in active negotiations with a potential buyer for each of its two remaining property investments and has executed either a letter of intent or a preliminary purchase and sale contract with potential buyers. If such transactions are completed with these buyers, it is possible that both sales would be closed by the end of April 1996. Upon sale of these remaining properties, the Fund's Trustees and management intend to complete the Fund's Liquidation Plan as soon as practicable thereafter. In addition to liquidating the Fund's assets, settling all of the Fund's liabilities, making a final distribution(s) to shareholders and dissolving the Fund, such activities are expected to include, but not necessarily be limited to, (i) delisting the Fund's shares from trading on the American Stock Exchange, (ii) deregistering the Fund's shares under the Securities Exchange Act of 1934, (iii) making provision for contingent liabilities of the Fund, if any, and (iv) obtaining any necessary insurance coverages.

         The schedule on the following page sets forth the pro forma cash available for distribution (per share) to Fund shareholders as if the Fund were liquidated on or about June 30, 1996, in accordance with the foregoing discussion. However, there can be no assurance that such liquidation can be completed by June 30, 1996.

Gross proceeds on sale of properties assumes that the Fund's properties are sold either for their appraised values at December 31, 1995 or, if a purchase and sale contract has been signed subsequent to year end, for the net contract price. In the case of Plaza del Amo, net contract price includes an estimated provision for the shared appreciation participation payment due to the former borrower, less amounts previously accrued for such payment at December 31, 1995. Since appraised values are based on estimates, no assurance can be given that sales could have been transacted at their appraised values at December 31, 1995 and actual gross sales amounts may vary from appraised amounts. In addition, until such time as property sales under pending purchase and sales contracts are closed, no assurance can be given that such sales will ultimately be transacted at the pending contract price, and actual gross proceeds may vary from pending contract amounts. Gross proceeds on sale of properties are reduced by an estimated provision for selling commissions, expenses and state and local taxes to arrive at net sales proceeds. An estimate has been made for cash flow from operations from the Fund's investments during their estimated remaining holding periods prior to their sale or disposition less: (i) an estimate for all normal, recurring administrative expenses of the Fund and (ii) a provision for estimated expenditures necessary to liquidate and dissolve the Fund pursuant to the Liquidation Plan. All other amounts shown are based on their respective historical carrying values at December 31, 1995.

                                                                                  PRO FORMA
                                                                                   AMOUNT
                                                                                  PER SHARE
                                                                                 (UNAUDITED)
                                                                                 -----------
     Estimated gross proceeds on sale of properties   . . . . . . . . . . . . .      $1.97
     Less: Estimated selling commissions, expenses, and state and local taxes         (.07)
                                                                                   -------
     Estimated net proceeds on sale of properties   . . . . . . . . . . . . . .       1.90
     Repayment of mortgage loan payable   . . . . . . . . . . . . . . . . . . .       (.21)
     Settlement of receivables and payables related to operations:
        Receipt of accounts receivable  . . . . . . . . . . . . . . . . . . . .        .04
        Payment of liabilities  . . . . . . . . . . . . . . . . . . . . . . . .       (.06)
     Cash and short-term investments  . . . . . . . . . . . . . . . . . . . . .       1.41
     Liquidation of marketable securities--REMICs   . . . . . . . . . . . . . .        .17
     Estimated net cash flow from operations through June 30, 1996  . . . . . .        .01
                                                                                   -------
     Estimated resulting cash available for distribution to shareholders
     (based on 11,019,978 shares outstanding at December 31, 1995)  . . . . . .      $3.26
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

         Caution should be used in relying on the above pro forma estimate, which assumes the continuation of reasonably stable economic conditions during the remaining liquidation period and depends, among other factors, on the level of capital available for investment in real estate, interest rates, and the demand for real estate and mortgage investments. While the Fund's management, Trustees, and Adviser believe the assumptions and projections used in arriving at this estimate of pro forma cash available for distribution (per share) are reasonable, there can be no assurance that such assumptions will in fact prove to be correct. Accordingly, there can be no assurance that actual sales or dispositions of particular assets will not be at prices which vary materially from management's current estimates of net realizable values.

LIQUIDITY AND CAPITAL RESOURCES

         As a matter of policy, the Fund seeks to maintain working capital reserves in an amount not less than $2,300,000, which amount constitutes 2% of the gross proceeds of the Fund's initial offering. Working capital reserves are defined as cash and cash equivalents, including the Fund's investment in marketable securities, and other working assets expected to be realized over the next year, less liabilities expected to be paid over the next year. Working capital reserves at December 31, 1995, after payment of the $.50 per share liquidating distribution discussed above, aggregated approximately $17.2 million, representing 15.1% of the initial public offering proceeds, compared to working capital reserves of $5.7 million at December 31, 1994, which represented 5.0% of the Fund's initial offering proceeds.

         During the fourth quarter of 1990, the Fund instituted a share repurchase program. Under the program, the Fund is authorized to repurchase in the open market from time to time up to 500,000 of the Fund's outstanding shares. As of December 31, 1995, 413,725 shares have been repurchased at an aggregate cost of $3,134,000. No shares have been repurchased since September 1993 and the Fund's management, in consideration of the Liquidation Plan, does not expect the Fund to repurchase any further shares.

         The Fund intends to continue to qualify as a real estate investment trust under the Internal Revenue Code and distribute all of its taxable income. The Fund's management considers the Fund's liquidity, as well as its ability to generate cash, as adequate to meet its presently foreseeable operating and shareholder distribution requirements and to fund its capital improvements.

                             TRUSTEES AND OFFICERS

JOHN C. BOGLE, Chairman
Chairman, Chief Executive Officer, and Director of The Vanguard Group, Inc., and of each of the investment companies in The Vanguard Group.

J. MAHLON BUCK, JR.
Chairman and President of TDH Capital Corpora-tion; Director, Alco Standard Corporation.

WILLIAM S. CASHEL, JR.
Private Investor; formerly Vice Chairman, Ameri-can Telephone & Telegraph, Inc.

DAVID C. MELNICOFF
Adjunct Professor of Finance, Temple University;
Director, Seamens' Capital Corporation; Director,
Cortland Trust; President, Samuel F. Fels Fund;
formerly Executive Vice President of Meritor
Financial Group.

J. LAWRENCE WILSON
Director of The Vanguard Group, Inc., and of each of the investment companies in The Vanguard
Group; Chairman and Chief Executive Officer of
Rohm & Haas Company; Director of Cummins
Engine Company; Trustee of Vanderbilt University.


OTHER OFFICERS

JOHN J. BRENNAN, President
President and Director of The Vanguard Group,
Inc., and of each of the investment companies in The Vanguard Group.

RALPH K. PACKARD, Vice President and Controller
Senior Vice President and Chief Financial Officer of
The Vanguard Group, Inc.

RAYMOND J. KLAPINSKY, Secretary
Senior Vice President and Secretary of The
Vanguard Group, Inc., and Secretary of
each of the investment companies in The
Vanguard Group.

RICHARD F. HYLAND, Treasurer
Treasurer of The Vanguard Group, Inc., and of each of the investment companies in The
Vanguard Group.

                           [THE VANGUARD GROUP LOGO]

         Vanguard Real Estate Fund I - Valley Forge, Pennsylvania 19482

                   New Account Information: 1-(800) 662-7447

           Real Estate Shareholder Account Services: 1-(800) 662-2739


          ON OUR COVER: On the evening of August 1, 1798, Lord Horatio
         Nelson sailed his flagship, HMS Vanguard, into Egypt's Aboukir
       Bay. In a night encounter, the British fleet annihilated Napoleon
      Bonaparte's ships of the line in what is still considered to be the most complete victory ever recorded in naval history. Our
        Report's cover illustration is Thomas Luny's 1830 painting, The
         Battle Of The Nile, in which the French flagship, L'Orient, is shown as it exploded at 10:00 p.m. under a gibbous moon.



 A copy of the Fund's Annual Report on Form 10-K filed with the Securities and Exchange Commission may be obtained by shareholders without charge by calling 1-800-662-7447 or by writing the Fund's Investor Relations office at P.O. Box
                       2600, V35, Valley Forge, PA 19482.


                                   Q700-12/95